Exhibit 99.1

March 18, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Annual Financial Results for Gazit-Globe Ltd.’s Partially Consolidated Subsidiary, Atrium European Real Estate Limited for 2011

Below please find an announcement from Atrium European Real Estate Limited (a partially-consolidated subsidiary of Gazit-Globe Ltd. in which it holds approximately 33.3% ownership), whose shares are publicly-traded on the Vienna Stock Exchange and the Euronext Stock Exchange in Amsterdam (dual listed), regarding its annual financial results for the year ending 2011, as published on March 16, 2012.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Leader in Shopping Centres in Central and Eastern Europe

Annual Financial Report 2011

Our Vision & Strategy

Atrium Group’s vision is to become the leading owner, operator and developer of food anchored shopping centres in Central & Eastern Europe.

Our portfolio will be weighted towards income generating shopping centres in our core markets producing long term stable cash flows. Organic growth will be delivered by pro-active hands-on asset management, ensuring we uphold our “retail is detail” approach. Further growth will be achieved through the acquisition of high quality assets in our core countries and through a selected number of development projects, either of new shopping centres or extensions of existing assets. Our balance sheet will be efficient and conservatively managed with modest leverage.

Our Profile Atrium owns a € 2.1 billion portfolio of 155 primarily food anchored retail shopping centres which produced € 172 million of annual rental income in 2011 from 1.2 million sqm of gross lettable area. These properties, which are located predominantly in Poland, the Czech Republic, Slovakia and Russia, are managed by Atrium’s centralized internal management team of retail real estate professionals and supported by local in-house experts. In addition, Atrium owns a € 587 million development and land portfolio offering long term future value potential.

Atrium is based in Jersey and dual listed on the Vienna and NYSE Euronext Amsterdam Stock Exchanges under the ticker ATRS.

Our Objectives for 2012

•	Maintain the momentum of 2011 and continue to deliver strong operational performance

•	Strengthen our relationship with key clients by leveraging the size and diversity of our portfolio

•	Build the Atrium brand

•	Supplement organic growth through acquisitions

•	Monetize the land bank through selective developments and extensions

•	Continue to improve our capital structure and position ourselves to achieve an investment grade credit rating

2

Highlights 2011

Gross Rental Income (GRI)

€149m
€151m
€172m
2009
2010
2011

Growth in 2011: **14%**

Adjusted EPRA Earnings per Share

€0.24
€0.25
€0.28
2009
2010
2011

Growth in 2011: **11%**

EPRA Net Asset Value per Share

€5.79
€6.02
€6.36
2009
2010
2011

Growth in 2011: **6%**

Like-for-Like GRI

€142m
€153m
2010
2011

Growth in 2011: **7%**

Dividend per Share

€0.03
€0.12
€0.14
2009*
2010
2011

Growth in 2011: **17%**

** Excluding special dividend in 2009*

Loan to Value Ratio

30.8%
19.9%
21.3%
2009
2010
2011

Growth in 2011: **7%**

PARK HOUSE
PARK HOUSE

Annual Financial Report 2011    3

Our Business

Poland

Poland
Warsaw

- Standing investments (20)
- Developments and land (12)

GRI

37%

€64m **+24%**

Occupancy

97.9%
99.1%
98.0%
2009
2010
2011

Decrease in 2011: **1%**

Portfolio Valuation

37%
5%

- ▶ €986m – Standing investments +46%
- ▶ €142m – Developments and land +2%

Poland Key Facts

Credit rating	A-/Stable
Population	38.4m
Retail trade volumes	€85,442m
Atrium GLA in sqm	374,300

Czech Republic

Prague
Czech Republic

- Standing investments (98)
- Developments and land (2)

GRI

17%

€30m **+17%**

Occupancy

95.3%
95.7%
96.4%
2009
2010
2011

Growth in 2011: **1%**

Portfolio Valuation

0.07%
16%

- ▶ €435m – Standing investments +81%
- ▶ €2m – Developments and land -2%

Czech Republic Key Facts

Credit rating	A+/Stable
Population	10.2m
Retail trade volumes	€28,763m
Atrium GLA in sqm	371,600

Slovakia

Slovakia
Bratislava

- Standing investments (3)

GRI

6%

€11m **+3%**

Occupancy

99.3%
98.5%
98.9%
2009
2010
2011

Growth in 2011: **0.4%**

Portfolio Valuation

5%

- ▶ €138m – Standing investments +10%

Slovakia Key Facts

Credit rating	A+/Stable
Population	5.5m
Retail trade volumes	€16,367m
Atrium GLA in sqm	65,200

Sources: Fitch Ratings (February, 2012); Oxford Economics (June, 2011)

4

Our Business

Russia

Moscow
Russia

- Standing investments (7)
- Developments and land (9)

GRI

26%

€45m **+21%**

Occupancy

90.5%
93.5%
97.8%
2009
2010
2011

Growth in 2011: **5%**

Portfolio Valuation

7%
13%

- €340m – Standing investments +19%
- €179m – Developments and land -5%

Russia Key Facts

- Credit rating BBB/Stable
- Population 138.7m
- Retail trade volumes €317.921m
- Atrium GLA in sqm 216,700

Hungary

Hungary
Budapest

- Standing investments (25)

GRI

5%

€8m **+3%**

Occupancy

81.0%
80.7%
96.5%
2009
2010
2011

Growth in 2011: **20%**

Portfolio Valuation

3%

- €91m – Standing investments +1%

Hungary Key Facts

- Credit rating BB+/Negative
- Population 10.0m
- Retail trade volumes €18,733m
- Atrium GLA in sqm 101,800

Other countries

Latvia
Riga
Kiev
Ukraine
Romania
Bucharest
Georgia
Tbilisi
Sofia
Bulgaria
Istanbul
Ankara
Turkey

- Standing investments (2)
- Developments and land (8)

GRI

9%

€14m **-23%**

Occupancy

95.4%
93.5%
95.8%
2009
2010
2011

Growth in 2011: **2%**

Portfolio Valuation

10%
3%

- €87m – Standing investments -52%
- €264m – Developments and land -15%

Romania Key Facts

- Credit rating BBB-/Stable
- Population 21.9m
- Retail trade volumes €21,541m
- Atrium GLA in sqm 53,000

Annual Financial Report 2011    5

Chairman’s Statement

“We are now very well placed for the future”

2011 was an excellent year for Atrium. This is clearly reflected in our financial results where we achieved both organic growth, in the form of market leading like-for-like rental income improvement, and growth through acquisition as we continue to strengthen our portfolio of income producing assets. The value of our portfolio grew by almost € 600 million to € 2.1 billion, and the headline numbers show a 15.1% increase in net rental income, with an 8.6% improvement on a like-for-like basis.

Atrium is now very well placed for the future and, as the only publically listed real estate company purely focused on retail in Central & Eastern Europe, provides an almost unique offering for investors. We also believe that this performance, together with the strong demand from retailers for space at our major shopping centres, underlines the progress we are making in becoming one of the go-to operators for retailers wishing to enter or expand their operations in the CEE region.

This strong operational performance is rooted in our focus on continually improving our existing income producing assets and getting the retail basics right to ensure our shopping centres are well positioned for the long term.

In 2011 we also made strong progress in achieving other strategic goals of growing the portfolio of income producing properties and enhancing its quality through acquisitions, increasing our weighting toward the strongest regional economies, acquiring class A dominant shopping centres in our target markets thus further improving our portfolio quality, removing distracting and potentially financially onerous legacy issues, improving our credit rating and, where opportunities arose to do so, monetising the land bank.

We completed three major acquisitions during the year, all of which displayed the specific attributes we seek when selecting possible targets and, having personally visited and assessed these shopping centres during the process, I am particularly pleased that we were able to act quickly in a competitive market and bring them into our portfolio.

An investment grade rating remains a key aim for Atrium and further progress was made in this regard as our solid operational performance, coupled with our debt reduction strategy and the removal of the legacy legal issues led to improved credit ratings from both Fitch and Standard & Poor’s.

In light of the Group’s performance and as a result of the Board’s confidence in its ability to continue to deliver strong levels of recurring income, we increased our annual dividend payment from € 0.14 to € 0.17 per ordinary share, payable quarterly and commencing at the end of March 2012 (subject to any legal and regulatory requirements and restrictions of commercial viability). This increase is in line with the Board’s long standing policy of sharing the Group’s success with our shareholders while maintaining a prudent ratio of dividend to the company’s recurring income.

Over the course of the year we were pleased to welcome Aharon Soffer and Joseph Azrack to the Board as non-executive directors, following the retirements of Michael Bar Haim and Neil Hasson, who I would once again like to thank for their valuable contribution to the Group. Joseph and Aharon bring to the Board a combination of significant real estate expertise and familiarity with Atrium, which will be a great asset to us.

6

Chairman’s Statement

While it is clear that a great deal of economic uncertainty remains and that this will have a direct impact on real estate markets both operationally, in terms of more restrained consumer spending, and from an investment point of view, with few prime assets coming onto the market and transaction volumes further depressed by a paucity of debt, I do look forward with confidence. I believe Atrium has proven its ability to deliver strong results through tough market conditions and that we are now very well placed to build further on its market leading position and grow, whilst delivering value creation for all our shareholders.

I would like to thank the executive management and all of the Group’s employees for their hard work and dedication throughout the year; these excellent results would not be possible without them.

Finally I would like to thank you, our shareholders, for your confidence in us. We do not take it lightly and will keep doing our utmost to justify your trust in the years to come.

Sincerely,

Chaim Katzman

Annual Financial Report 2011    7

Chief Executive’s Statement

“Our success has been underpinned by delivery on all of our key objectives”

2011 has been a highly successful year for Atrium, and against an uncertain macro-economic backdrop, I am proud of both the milestones achieved and of the Group’s performance throughout the year. We continued towards achieving our goals of becoming the leading operator of supermarket anchored shopping centres in Central and Eastern Europe and the partner of choice for both investors wishing to gain exposure to our key markets and retailers seeking to enter or expand their operations in the region.

This success was underpinned by the delivery on all of the key objectives we set ourselves for the year, which included:

•	Continuing to improve the operating performance and efficiency of our portfolio by leveraging our local asset management expertise;

•	Achieving income growth by both proactive asset management and through the acquisition of high quality assets in the tier one cities of the Group’s core markets of Poland and the Czech Republic;

•	Putting the Group’s historic legacy issues behind it;

•	Rationalising our development pipeline and land bank;

•	Increasing the dividend, in-line with Atrium’s improving financial results; and

•	Improving our corporate credit rating.

Financial results

The clearest evidence of the Group’s progress during the year can be seen in the financial results, where substantial improvements were made across all of our key performance indicators when compared to 2010. The value of the Group’s income producing portfolio grew to € 2.1 billion during 2011 from € 1.5 billion at the end of 2010.

Gross rental income increased 13.7% to € 172.2 million across our 155 income producing investments. In addition, net rental income increased 15.1% to € 154.9 million. However, the clearest indication of the gains we have made is the growth in like-for-like net rental income, which increased 8.6% to € 138.1 million, essentially creating around € 10.9 million of additional income from the same properties. At a time of great economic uncertainty and low growth, these are compelling and market leading results.

The improvement in occupancy rates and operating margin, which are key barometers of the progress we have made in transforming Atrium into a highly efficient retail property business, increased to 97.3% and 90% respectively, and now stand at the highest level since we took over the management of the Group in 2008 when they were just 93.6% and 71%.

EBITDA for the year, excluding the valuation result, increased 46.5% to € 144.2 million, an outstanding result, while profit before tax improved 34.9% to € 169.7 million. Net profit was up 28.9% to € 143.2 million from € 111.1 million last year leading to an increase in earnings per share of 30% to € 0.39 per share.

During the year, we were able to materially complete the unwinding of the Group’s significant legacy business relationships. The most important step in this process was the conclusion in July of the settlement agreement with Meinl Bank, and its associated parties, which previously managed the Group. This agreement finally severed all business relationships with Meinl Bank, removed any obligation for Atrium to indemnify Meinl Bank under any pre existing agreement or otherwise and resolved all legal disputes between the parties.

8

Chief Executive’s Statement

The other important settlement concluded during the year was removing the Group’s development forward funding agreements with Multi Investments (“Multi”). The agreement with Multi covered five projects in total which included Atrium selling its holding in the Trabzon shopping centre in Turkey, whilst acquiring the outstanding holding in the Atrium Koszalin shopping centre in Poland together with gaining full control over three development projects. This was in line with our strategy of focusing on our core markets. The Group received net cash of approximately € 64 million and generated approximately € 15 million in profit from the transaction.

Acquisitions

As well as continuing to improving the value and income of Atrium’s existing assets, we have stated clearly that our strategy for growth includes the acquisition of proven income producing assets in the tier one cities of those countries with the strongest economies in the CEE region. I am therefore very pleased that we made considerable progress in this respect, with three major acquisitions totalling € 417.2 million, increasing our portfolio year end value by 27.6% and adding a further 117,600 sqm, or 10.9%, of gross lettable area (“GLA”). Two of the acquisitions, Promenada and Palác Flóra, were in the capital cities of Poland and the Czech Republic respectively, while the third, Molo, was in Szczecin, Poland’s seventh largest city. These acquisitions increased Atrium’s exposure to A- rated or above countries to 66.6% of annualised income.

Given the lack of quality income producing stock available and the increasing competition for those assets which do come to market, closing these acquisitions is a real testament to our team’s ability to identify and structure transactions, together with the financial certainty that our strong cash position provides vendors. Our efforts were recognised at the Europa Property CEE Retail Real Estate Awards, where we were delighted to win the Investor of the Year award for the second year running.

Development and land

At 31 December 2011 the Group’s development and land portfolio was valued at € 587.4 million, and comprised 37 projects and is described in more detail in the Business Review section of this annual report.

Over the course of the year we have continued to assess how best to create and realise value from these assets. This process involves a number of broad considerations such as the demand and prices realised for the land sales achieved to date, our preference to acquire income producing properties, together with a cautious approach to undertaking and financing large scale new developments in the current economic environment. Finally, our focus is oriented towards growing our operating portfolio in the largest and strongest cities and domestic economies of our core countries of operation.

We believe that this portfolio has value creation potential and will continue to actively asset manage these projects. In particular, we are investing significant time and effort to unlock value over the next two to four years from selective developments and extensions on sites in Russia and Poland.

During the year we disposed of three lands plots in Turkey and one in Russia, which allowed us to profitably monetise elements of our land bank. In aggregate, these sales were carried out above our book value of € 34.9 million and generated a profit for the Group of € 16.6 million.

Balance sheet and credit rating

During the year the Group continued to rationalise its shorter term and more expensive debt through a number of bond buy backs and a tender offer. In total, Atrium tendered or bought back € 65.8 million of bonds, saving € 3.6 million of annualised interest, as well as repaying the remaining € 22.4 million outstanding on the Group’s 2001 6.8% bond upon maturity in December 2011.

Following these initiatives Atrium remains in an enviable position with a cash balance of € 234.9 million and continues to be very lowly levered at 12.5% net loan-to-value. At a time when sourcing new debt is both difficult and expensive, this conservative balance sheet positioning provides a significant competitive advantage in our ability to finance further acquisitions and our development plans.

Over time we do intend to improve our balance sheet efficiency and increase our leverage to the 30%-35% range.

Another of the management’s stated objectives remains to regain the Group’s investment grade credit rating and following the successes in settling the legacy legal disputes with Meinl, the strengthened balance sheet and Atrium’s markedly improved financial performance, Standard & Poor’s upgraded our long term corporate credit rating to BB+ from BB with a ‘Stable’ outlook. Shortly afterwards Fitch Ratings revised Atrium’s outlook to ‘Positive’ whilst affirming our long term issuer default rating of BB+.

All of our efforts and actions are ultimately reflected in our Net Asset Value (“NAV”). EPRA NAV per share at the year end grew 5.6% from € 6.02 to € 6.36, whilst IFRS NAV per share grew by 4.3% from € 5.86 to € 6.11.

Dividend

Our strong trading fundamentals have also enabled us to increase the annual dividend in 2012 by 21.4% from € 0.14 per share to € 0.17 per share, subject to any legal and regulatory requirements and restrictions of commercial viability. The dividend payment is comfortably covered by earnings, yet still provides the Group with the necessary resources to grow.

Annual Financial Report 2011    9

Chief Executive’s Statement

Executive management team changes

We recently welcomed a new chief financial officer in David Doyle, who will be an important addition to our management team as Atrium enters its next phase of development and evolution and focuses on profitable growth and making the balance sheet more efficient.

Outlook

While we remain confident about our prospects and our ability to create value, we will continue to pay careful consideration to the macro economic conditions both in the regions in which we operate, and the wider European market, when implementing our strategy for growth. The current uncertain economic conditions and the Eurozone crisis have already led to downwards revisions of GDP forecasts for our markets, with IMF’s forecasts for GDP growth in the Central and Eastern Europe now at 1.1% and 2.4% for 2012 and 2013 respectively, 3.3% and 3.5% for the similar years in Russia (versus GDP decline of 0.5% in 2012 and a limited growth of 0.8% in 2013 forecasted in the Euro Area). However, these forecasts do still anticipate above average GDP growth and the fundamentals of a growing middle class consumer base, together with our focus on supermarket anchored real estate that supplies consumers’ everyday needs, continue to underpin our belief in the region.

While international retail brands and, importantly, many strong local retailers, continue to expand in our core markets their ability to do so is often constrained by the relatively limited supply of suitable stock resulting from a comparative under supply of modern retail space. The tight supply is made more acute by the limited number of new developments coming on line during and since the 2008/2009 financial crisis. The knock on effect is that space in successful retail assets has become increasingly desirable for retailers looking to increase their market share in the region. With development finance likely to remain extremely scarce for the foreseeable future, this plays to our strategy of extending and/or heavily asset managing our existing centres in line with demand.

Demand for prime income producing assets is also seen in the investment markets and has led to heavy competition for assets when they do become available. This is particularly pertinent in Poland which is now generally considered to be a core market amongst investors. Whilst our strong cash position and low leverage give us a competitive advantage when sourcing acquisitions, an unwillingness on the part of property owners to divest in the current economic climate has made sourcing quality opportunities more difficult. The limited availability and expensive cost of financing has also left owners reticent to approach the capital markets and depressed transaction volumes, as witnessed in the final quarter of the year. We anticipate that this environment will continue in 2012.

Management team’s objectives for 2012

Our key objective for 2012 is to maintain the solid momentum achieved in 2011 and continue to deliver a strong operational performance as measured by positive real growth in gross, net and like-for-like rental income. Leveraging the size and diversity of our portfolio to strengthen relationships with key clients is another important area of focus, as is ensuring we uphold our ‘retail is detail’ approach to shopping centre management to ensure maximum value is extracted. In some areas Atrium is becoming an important retail brand in its own right, most notably in Poland following the ‘Atrium’ branding of our Polish assets undertaken in 2011.

To supplement organic growth, we will continue to seek opportunities to acquire high quality income producing assets in the tier one cities of our target markets, such as those we acquired in 2011.

As mentioned above, while we expect development to be a key part of our long-term strategy for growth, we will maintain our cautious approach, focusing on extensions to existing assets and developments in core locations with high levels of pre-leasing. During 2011, we began to effectively monetize our land bank and intend to take advantage of any similar opportunities to create value as they arise in markets where we lack critical mass.

The pursuit of an investment grade rating remains a high priority as the ability to access the unsecured debt markets will become increasingly important over time, particularly in light of the reduced capacity of traditional balance sheet secured lending banks in light of banking capital reforms. As we further improve our business the results will, in due course, speak for themselves. We will continue to work diligently towards achieving this goal.

In conclusion, we have a strong team in place and a track record of continual improvement behind us. I am confident that we can continue the solid progress made to date, that we are well placed to achieve our aims, and I look forward to 2012 with a cautious degree of optimism.

Sincerely,

Rachel Lavine

10

Business Review

Business Review

	Contents

	Highlights 2011	3

	Our Business	4

	Chairman’s Statement	6

	Chief Executive’s Statement	8

1.	Business Review	11

	Operating Activities	12

	Development and Land Portfolio	18

	Focus on: Shopping Centre Promenada	20

	Stock Exchange and Share Price Information	24

	EPRA Reporting	25

	Statement by the Board of Directors of Atrium European Real Estate Limited Pursuant to § 82 of the Austrian Stock Exchange Act	27

	Statement Regarding Forward Looking Information	28

	Corporate Governance Report	29

2.	Annual Financial Statements	39

	Directors’ Report	40

	Notes to the Financial Statements	45

3.	Atrium’s Unconsolidated Financial Report	89

4.	Independent Auditor’s Report to the Members of Atrium European Real Estate Limited	97

5.	Directors, Executives and Professional Advisors	99

Annual Financial Report 2011    11

Operating Activities

Operating Activities

Income producing portfolio

In 2011 Atrium’s income producing portfolio grew to 155 assets (2010: 153) with a market valuation of € 2.1 billion. The increase results from the acquisition of three prime shopping centres located in the Group’s core markets of Poland and the Czech Republic, offset by the disposal of our single shopping centre in Turkey. The portfolio is now located in seven countries (2010: 8) across Central and Eastern Europe.

Our assets have a total gross lettable area (“GLA”) of 1.2 million sqm and in 2011 produced a gross rental income of € 172.2 million (2010: € 151.5 million).

Twelve of the assets are shopping centres of over 30,000 sqm of GLA, while another 16 offer between 10,000 sqm and 30,000 sqm of GLA. The 127 remaining assets are leased to a variety of retailers ranging from food anchors to do-it-yourself (“DIY”) stores and electronics shops. Almost all of the Group’s operating assets are anchored by supermarkets, hypermarkets or local convenience stores, demonstrating the resilient nature of the portfolio and its focus on meeting the every-day needs of consumers.

Our focus and dedication to the proactive asset management of our investment properties is a key driver of income generation and value creation. Atrium employs a network of local internal management teams to ensure we maintain close, positive relationships with our tenants and to provide a vital insight into the local requirements and market dynamics at each of our assets. This approach is not only reflected in the Group’s strong performance for the year, with market leading like-for-like rental income improvements, but also in the results of the Eurobuild Awards, at which Atrium was named as the winner in the ‘Best Shopping Centre Management Company’ category, and was also presented with the ‘Best Shopping Centre in Poland’ award for the Atrium Targowek Centre. These awards were voted for by tenants and represent a resounding endorsement of Atrium’s ability to provide retailers with the product and service they desire.

Primarily as a result of the three significant acquisitions in Poland and the Czech Republic for € 417.2 million, as well as revaluation gains of € 128.7 million, the value of the income producing portfolio increased by € 574.0 million to € 2.1 billion in 2011. The three acquisitions increased the portfolio’s total GLA by 10.9% and as at 31 December 2011 represented 21.7% of the total portfolio value.

The country diversification of the Group’s income producing portfolio is presented below:

	No. of properties		Gross lettable area		Market value		Revaluation
Country	2011	2010	2011 sqm	2010 sqm	2011 € ’000	2010 € ’000	2011 € ’000	2010 € ’000
Poland	20	18	374,300	294,800	986,215	676,901	62,416	69,229
Czech Republic	98	97	371,600	330,800	435,214	241,073	9,746	(13,851)
Slovakia	3	3	65,200	64,100	138,075	125,253	8,504	3,016
Russia	7	7	216,700	213,800	339,847	284,819	46,839	26,332
Hungary	25	25	101,800	103,400	90,985	90,315	(455)	(3,037)
Romania	1	1	53,000	53,100	71,300	68,990	2,033	(10,128)
Latvia	1	1	20,400	20,400	15,610	15,950	(377)	(3,050)
Total*	155	152	1,203,000	1,080,400	2,077,246	1,503,301	128,706	68,511

*	Excludes the 48,900 sqm Turkish asset disposed in July 2011.

In the early part of 2011, the Central & Eastern European retail real estate market experienced a great deal of activity, especially in Poland. During the second half of 2011, this level of activity slowed as a result of the economic uncertainty generated by the Eurozone crisis and has remained muted into early 2012. However, investor demand for prime income producing assets in the most stable countries remains strong and this resulted in yield compression in almost all of the Group’s areas of operation. In Poland, these external factors, together with the Group’s own asset management initiatives and acquisition activity, led to an increase in rental income, and ultimately this contributed to a strong performance which saw the Polish portfolio revalued upwards by € 62.4 million in 2011. The Russian portfolio was positively revalued by € 46.8 million, of which € 24.2 million is due to the higher level of rental income achieved and € 22.6 million is derived from yield compression. In Slovakia, the portfolio was positively revalued by € 8.5 million, reflecting a positive real estate market resulting in hardened yields. In the Czech Republic the portfolio was revalued upwards by € 9.7 million of which 60% resulted from foreign exchange movements and 40% from yield compression.

12

Operating Activities

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Standing investments	Net equivalent yield*		Gross running yield		Net running yield
	(weighted average)		(GRY)		(NRY)
Country	2011	2010	2011	2010	2011	2010
Poland	7.0%	7.6%	7.3%	7.6%	7.1%	7.7%
Czech Republic	8.1%	9.5%	9.0%	10.6%	7.8%	8.9%
Slovakia	7.7%	8.3%	7.8%	8.4%	7.7%	7.9%
Russia	12.5%	13.5%	13.3%	13.1%	11.0%	10.2%
Hungary	8.9%	9.1%	9.0%	8.9%	7.5%	6.9%
Romania	9.4%	9.8%	9.8%	11.3%	9.2%	9.8%
Latvia	13.0%	13.0%	6.2%	6.5%	2.3%	2.3%
Average	8.4%	9.3%	8.9%	9.4%	8.0%	8.3%

*	The net equivalent yield takes into consideration the estimated rental income on vacant space.

Revaluation gains

Over the course of 2011 there has been a total revaluation gain of € 128.7 million across the entire portfolio. The significant drivers behind this increase in value were modest yield compression (c. 70%), increased rental income (c. 25%) and the impact of foreign exchange movements of the Czech Krona (c. 5%).

Of the total portfolio, 95.6% or € 2.0 billion by market value and 91.6% or € 157.7 million by gross rental income (“GRI”) is situated in investment grade rated countries. The GRI percentage will increase in 2012 once the full year impact of the 2011 acquisitions is incorporated.

Acquisitions

Promenada, Warsaw

The € 171 million acquisition of Promenada was agreed in December 2010 and completed in May 2011. We were extremely pleased to secure this prime Warsaw shopping centre which adds almost 41,000 sqm of retail GLA to the Group’s Polish portfolio (as well as around 11,100 sqm of offices). Promenada is the perfect complement to the Group’s other Warsaw shopping centres, Atrium Reduta and Atrium Targowek, and as a result of the acquisition, the proportion of our annualised Polish rental income derived from the capital city increased to 42%.

The centre was 94% occupied upon acquisition and attracts 6.0 million visitors annually. It is anchored by a 4,000 sqm Alma supermarket and a 6,600 sqm Cinema City, with the remaining 166 units being occupied by a range of strong international and Polish retail brands including Agent Provocateur, Benetton, Electroworld, Empik, Go Sport, H&M, Lacoste, Liu Jo, LPP-group, Max Mara, Versace and Zara.

Atrium created an immediate saving of € 0.7 million per annum at the centre by internalizing the centre’s management and through positive economies of scale derived from being part of the Group’s wider portfolio. Other value enhancing asset management activities have included implementing an energy audit and closing a costly ice-rink to create more space for retail in the future.

Further potential for value creation has also been achieved through the € 9.3 million acquisition of a 22,500 sqm land plot immediately adjacent to the property, which provides the opportunity for a future extension to meet the demand from retailers to open in this highly successful centre.

Palác Flóra, Prague

In September, Atrium acquired the Palác Flóra shopping centre in Prague in a transaction which, at € 190.8 million, marked the largest real estate acquisition in the Czech capital in 2011. As with Promenada, this fulfilled our acquisition criteria exactly by type and quality of asset, as well as by local and regional geography. The centre is one of the largest in Prague and added 20,200 sqm of fully let retail space to our portfolio, together with 18,300 sqm of offices which are also fully occupied. As a result of the acquisition the Czech Republic is now the Group’s second largest country by asset value and accounts for 21% of the income producing assets. It also increased Atrium’s exposure to the Czech Republic’s largest two cities, Prague and Brno, to 68% of the Czech portfolio and is indicative of our desire to grow the number of larger prime shopping centres it has in this country.

Palác Flóra attracts an annual footfall of over eight million visitors and comprises 121 units across four levels. It is anchored by a 1,840 sqm Ahold owned Albert supermarket and an eight screen Cinema City, together with a 3D Imax, whilst being fully let to a strong mix of international and local brands including Cottonfield, Gant, Intersport, Lacoste, Levis, Miss Sixty, Pepe, Reserved, Sergio Tacchini, Triumph and Vodafone.

Palác Flóra has already begun to benefit from the cost savings associated with being part of Atrium’s wider portfolio and a number of potential value accretive asset management initiatives have been identified including the modernisation of some units and interior refurbishments.

As at Promenada, and previously at all our centres, we have also commenced an energy efficiency programme, which we expect to lead to cost savings for both ourselves and our tenants. Further, we have undertaken a detailed survey of the centre’s customer base including interviewing the visitors themselves which has led us to put in place a long term branch and tenant mix leasing strategy which will see us upgrade the tenant mix over time, in line with customer requirements and perceptions.

Annual Financial Report 2011    13

Operating Activities

Molo, Szczecin

The final acquisition of the year was completed in December with the € 55 million purchase of the Molo shopping centre in Szczecin, which is Poland’s seventh largest city and one of its largest seaports. It is a well located prime retail asset which is 100% let. A refurbishment and extension was completed in November 2010, and the centre now offers just over 26,000 sqm of retail space. It is anchored by Carrefour and Media Markt, along with a number of Polish and international brands including Cropp Town, Cubus, Deichmann, Douglas, H&M, Home & You, New Yorker, Reserved and TK Maxx.

Occupancy

EPRA’s Best Practice Recommendations issued in October 2010 provides for an occupancy definition based on estimated rental values. This varies from the definition, based on GLA, that has historically been applied by the Group. The following table provides the occupancy statistics by country under both definitions:

Occupancy analysis

	September 30,	September 30,	September 30,	September 30,
	Occupancy according to EPRA		Occupancy by GLA
Country	2011	2010	2011	2010
Poland	97.9%	97.1%	98.0%	99.1%
Czech Republic	98.3%	98.1%	96.4%	95.7%
Slovakia	99.7%	99.2%	98.9%	98.5%
Russia	97.2%	93.5%	97.8%	93.5%
Hungary	95.1%	91.9%	96.5%	80.7%
Romania	98.0%	98.1%	99.1%	98.1%
Latvia	82.5%	64.1%	87.3%	70.9%
Average	97.6%	95.5%	97.3%	94.6%

Atrium’s focus on asset management and building relationships with tenants saw it sign 907 leases during the year of which 506 were to new tenants and 401 were renewals. This activity increased occupancy to 97.6% from 95.5% at the end of 2010 and represents the highest level achieved since the current operational team took over the management of the Group in 2008. Occupancy fell slightly in Poland as a result of the incorporation of the office element of the Promenada centre which is being carefully managed so as to facilitate the proposed retail extension. This was offset by the lease up of previously vacant space in Hungary.

Lease expiries

The percentage of lease agreements with a remaining contract term of more than five years is 38.4% (2010: 40.6%). These percentages are calculated using annualised rental income (“ARI”) which is contracted base rent including discounts and turnover rent. Additionally, the lease maturities between 2012 and 2016 are very evenly spread. This provides the Group with a high degree of visibility as to likely future cash flows over the coming years. On the basis of 2011’s ARI the expiry schedule of existing lease agreements are as detailed in the following table:

September 30,
% of annualised
Lease expiry schedule	rental income
2012	10.1%
2013	12.4%
2014	13.2%
2015	13.8%
2016	9.3%
> 2016	38.4%
Indefinite	2.8%
Total	100.0%

The Group’s lease agreements are mainly linked to the Euro, which limits the Group’s rental income exposure to local currency fluctuations. GRI in 2011 was 77% denominated in Euro, 14% denominated in Czech Krona and 6% in US dollars. However, we remain conscious that significant foreign exchange movements can still have a negative impact for the Group in the form of higher occupancy cost ratios incurred by tenants who generate their income in local currency but pay rent in Euros. Whilst we have not seen any particular evidence of tenants’ stress in this regard during 2011, we remain vigilant.

Tenant mix

Our management teams are continually reviewing our centres to ensure that they have a healthy and diversified tenant mix. Improvements are implemented at natural points or breaks in the leasing cycle or where we see an opportunity or situation arise that allows us to improve the tenant mix. While all of the Group’s larger shopping centres are anchored by a number of strong international hyper/supermarket brands, we also understand the importance of partnering with well known, fashion anchors. These partnerships help drive further footfall, whilst meeting the needs of the end-consumer and complementing the other tenants in order to add long term value to an asset. In this respect, hyper/supermarket anchors represented the largest percentage of GLA at 30%, whilst fashion and apparel tenants represented 36% of annualised rental income in 2011.

The tenant mix based on the 2011 annualised rental income is illustrated below:

14

Operating Activities

The tenant mix based on the 2011 GLA is illustrated below:

Top ten tenants

The Austrian based Spar Group was the Group’s largest tenant in 2011 with 5.8% of rental income and was the only occupier representing more than 5% of the total, underlining how well diversified the tenant portfolio is. H&M joined the top 10 having taken new space with us and because of its presence at two of the newly acquired centres.

The percentages of the total ARI generated by the top ten tenants in 2011 are illustrated below:

	September 30,	September 30,	September 30,
		As a %	As a %
		of 2011	of 2011
		total	total
Top ten tenants	Field of operations	ARI	GLA
Spar	International food retail chain	5.8%	6.8%
Metro Group	Hypermarket & electronics	4.2%	7.1%
Ahold	International hyper/supermarket	3.8%	8.0%
LPP	Fashion	2.3%	1.5%
Kingfisher	Home improvement	1.5%	1.7%
Rewe Group	International food retail chain	1.4%	2.1%
OBI	Home improvement	1.4%	1.6%
Auchan Group	Hypermarket & sport goods	1.3%	1.9%
Praktiker Group	Home improvement	1.3%	1.4%
Hennes & Mauritz	Fashion	1.2%	1.7%
Total top ten		24.2%	33.8%

Top ten standing investments

The table below gives an overview of the Group’s top ten standing investments based on the market value as at 31 December 2011 and, with Promenada and Palác Flóra occupying the top two positions, it clearly illustrates our focus on increasing our portfolio weighting towards large prime assets within the region’s most stable cities and economies. The top ten now represent 57.0% (2010: 53.5%) of the total standing investments by value.

			Market			Number	Food
			value		Year of	of retail	anchor	Occupancy
Property name	City	Country	€’000**	GLA Sqm	opening	tenants	tenants	rate
Promenada	Warsaw	Poland	201,532	52,100	1996	168	Alma	93.1%*
Palác Flóra	Prague	Czech Republic	192,130	38,500	2003	121	Albert	100.0%
Atrium Targowek	Warsaw	Poland	145,490	31,200	1998	132	Carrefour	99.6%
Atrium Koszalin	Koszalin	Poland	123,660	55,300	2008	119	Tesco	99.1%
Optima	Kosice	Slovakia	104,586	47,800	2002	148	Hypernova	99.8%
Atrium Reduta	Warsaw	Poland	93,501	26,900	1999	114	Carrefour	97.7%
Atrium Biala	Bialystok	Poland	88,583	37,700	2007	96	Real	100.0%
Togliatti Park House	Togliatti	Russia	84,590	46,000	2006	122	Real	97.9%
Atrium Copernicus	Torun	Poland	78,459	30,700	2005	89	Real	100.0%
Militari	Bucharest	Romania	71,300	53,000	2003	55	Auchan	99.1%
Total			1,183,831	419,200		1,164

*	Retail and office space; Promenada’s retail space is 97.5% occupied. The office element is being carefully managed so as to facilitate the proposed retail extension.

**	Includes land lease.

Annual Financial Report 2011    15

Operating Activities

Rental income

In 2011, GRI grew by 13.7% to € 172.2 million. Significant contributions to this growth came from the eight month contribution from Promenada and the three month contribution from Palác Flóra. The balance of the income growth came from a strong mix of value added activity including higher occupancy, improvements in the merchandize mix and thus rental levels, base rent indexation and growth in turnover rents and general mall leasing (“GML”).

Geographically, the Group’s rental income is principally derived from Poland which accounted for 37.2% of total GRI, as well as Russia and the Czech Republic which made 26.2% and 17.2% of GRI respectively. Slovakia, Hungary, Romania and Latvia accounted for the balance. The regional distribution of gross and net rental income, as well as the operating margin is provided in the tables below:

Gross rental income

	September 30,	September 30,	September 30,	September 30,	September 30,
	2011		2010	Change	Change
Country	€’000	% of GRI	€’000	€’000%
Poland	64,099	37.2%	51,737	12,362	23.9%
Czech Republic	29,687	17.2%	25,467	4,220	16.6%
Slovakia	10,808	6.3%	10,459	349	3.3%
Russia	45,190	26.2%	37,414	7,776	20.8%
Hungary	8,222	4.8%	8,009	213	2.7%
Romania	7,000	4.1%	7,779	(779)	(10.0%)
Latvia	963	0.6%	1,042	(79)	(7.6%)
Subtotal	165,969	96.4%	141,907	24,062	17.0%
Turkey*	6,204	3.6%	9,555	(3,351)	(35.1%)
Total gross rental income	172,173	100.0%	151,462	20,711	13.7%

*	Divested in July 2011.

Net rental income

	September 30,	September 30,	September 30,	September 30,	September 30,
	2011		2010	Change	Change
Country	€’000	% of NRI	€’000	€’000%
Poland	62,487	40.4%	51,874	10,613	20.5%
Czech Republic	25,763	16.6%	21,354	4,409	20.6%
Slovakia	10,622	6.9%	9,893	729	7.4%
Russia	37,489	24.2%	30,482	7,007	23.0%
Hungary	6,825	4.4%	6,250	575	9.2%
Romania	6,559	4.2%	6,793	(234)	(3.4%)
Latvia	362	0.2%	370	(8)	(2.2%)
Subtotal	150,107	96.9%	127,016	23,091	18.2%
Turkey*	4,763	3.1%	7,479	(2,716)	(36.3%)
Total net rental income	154,870	100.0%	134,495	20,375	15.1%

*	Divested in July 2011.

Operating margin

	September 30,	September 30,	September 30,
	2011	2010	Change
Country	%	%	%
Poland	97.5%	100.3%*	(2.8%)
Czech Republic	86.8%	83.9%	2.9%
Slovakia	98.3%	94.6%	3.7%
Russia	83.0%	81.5%	1.5%
Hungary	83.0%	78.0%	5.0%
Romania	93.7%	87.3%	6.4%
Latvia	37.6%	35.5%	2.1%
Turkey**	76.8%	78.3%	(1.5%)
Total operating margin	90.0%	88.8%	1.2%

*	Due to a one-off refund of land tax in 2010.

**	Divested in July 2011.

16

Operating Activities

EPRA Like-for-like gross rental income

	September 30,	September 30,	September 30,		September 30,	September 30,
	2011	2011	2010		Change	Change
Country	€’000	% Total	€’000		€’000%
Poland	54,109	31.4%	51,471		2,638	5.1%
Czech Republic	26,265	15.2%	26,096		169	0.6%
Slovakia	10,785	6.3%	10,459		326	3.1%
Russia	45,190	26.2%	37,051		8,139	22.0%
Hungary	8,222	4.8%	8,005		217	2.7%
Romania	7,000	4.1%	7,779		(779)	(10.0%)
Latvia	963	0.6%	1,042		(79)	(7.6%)
L-f-l gross rental income	152,534	88.6%	141,903		10,631	7.5%
Remaining gross rental income	19,639	11.4%	9,664		9,975	103.2%
Total gross rental income	172,173	100.0%	151,567	*	20,606	13.6%

*	To enhance comparability of GRI for year 2010 with year 2011, the impact of the foreign exchange translation differences in year 2010 were eliminated.

Like-for-like GRI provides a clearer indication of the performance of the underlying portfolio and the organic growth achieved and on this basis the Group delivered very strong results in 2011 with a 7.5% increase to € 152.5 million (2010: 0.3% decrease to € 134.3 million). The majority (77% or € 8.1 million) of this improvement came from Russia, where large commercial restructuring projects in Kazan, Togliatti and Yekaterinburg, introducing new anchors such as H&M and Inditex, resulted in significant improvements in turnover rent, GML and allowed for further reductions of the temporary discounts granted in prior years. The previously reported access problems at the Group’s asset in Latvia had a further negative impact on its rental income contribution. In Romania, the decline in rental income results from certain units being previously over-rented with the leases having been agreed at the top of the market boom in 2007 and 2008.

In addition to Russia, Poland contributed to the strong like-for-like GRI growth, showing an increase of 5.1%. This was mainly due to the effect of an increase in GML and increased income from higher turnover rent. In Slovakia, the increase in like-for-like GRI, was due to a combination of lower discounts, higher occupancy and turnover rent, while in Hungary it was attributable to improved occupancy.

EPRA Like-for-like net rental income

	September 30,	September 30,	September 30,		September 30,	September 30,
	2011	2011	2010		Change	Change
Country	€’000	% Total	€’000		€’000	in %
Poland	53,567	34.6%	51,723		1,844	3.6%
Czech Republic	22,712	14.7%	21,855		857	3.9%
Slovakia	10,598	6.8%	9,893		705	7.1%
Russia	37,489	24.2%	30,271		7,218	23.8%
Hungary	6,825	4.4%	6,298		527	8.4%
Romania	6,559	4.3%	6,814		(255)	(3.7%)
Latvia	362	0.2%	368		(6)	(1.6%)
Total l-f-l net rental income	138,112	89.2%	127,222		10,890	8.6%
Remaining net rental income	16,758	10.8%	7,467		9,291	124.4%
Total net rental income	154,870	100.0%	134,689	*	20,181	15.0%

*	To enhance comparability of NRI for year 2010 with year 2011, the impact of the foreign exchange translation differences in year 2010 were eliminated.

Like-for-like net rental income followed a similar pattern to GRI but with some slight further uplift coming from improved service charge income and rental collection, reflecting good credit control.

A substantial part of the increase in like-for-like NRI came from the improvements in Russia and Poland, in line with the higher GRI. In addition, Russia benefitted from improved operational efficiencies and more effective rental collection, which resulted in an increase of 23.8% in like-for-like NRI.

In Slovakia, cost savings on top of the stronger GRI resulted in a like-for-like NRI improvement of 7.1% compared to the same period in 2010. The increase in like-for-like NRI by 8.4% in Hungary followed the increase in like-for-like GRI and an improvement in the collection of debts from tenants.

Annual Financial Report 2011    17

Development and Land Portfolio

Development and Land Portfolio

At 31 December 2011 Atrium’s development and land portfolio was valued at € 587.4 million, and comprised 37 projects at all stages of development. Over 90% of the portfolio by value, and 85% by size, is concentrated in Poland, Russia and Turkey. We believe that this portfolio has significant long term future value creation potential and will continue to actively manage these projects.

	September 30,	September 30,	September 30,
	Number of	Market value	Size of land
Country	projects	€’000	(hectares)
Poland	14	142,259	68
Russia	13	178,792	219
Turkey	4	209,376	44
Others	6	56,924	58
Total	37	587,351	389

Over the course of the year we have continued to assess how best to create and realise value from the portfolio. The decision to develop a project is dependant on its location, its size, the economic situation in the relevant city and country and the overall risk profile. The decision process also involves a number of broad considerations such as the demand and prices realised for land sales achieved to date, our preference to acquire income producing properties, together with a cautious approach to undertaking and financing large scale new developments in the current economic environment. Accordingly, in addition to new projects, we will also seek to create value by developing extensions to our existing and proven assets. Finally, our focus is oriented towards growing our portfolio in the largest and strongest cities and domestic economies of our core countries.

We will continue to actively manage all of our development and land projects in order to build and maximise the value of the portfolio, whilst at the same time progressively reducing the relative proportion of non-income producing assets. Whilst it may take a number of years, our long term target is for the development pipeline to not exceed 10% to 15% of total real estate assets. Central to achieving this goal will be a positive, yet cautious, approach to applying our skills in new development activities.

Development activity

At 31 December 2011 we have identified ten priority projects already with a building permit or for which the required administrative decisions might be obtained in the relatively near term. These developments are primarily focused in Poland and Russia and include a number of lower risk extensions to existing assets. In each case, initial feasibility studies have been completed and the Board has given preliminary “green light” approval to invest and to take the project to the next stage of readiness prior to definitive commitment. Such additional investment may include, for instance, costs associated with amending building permits and confirming interest from potential tenants by securing pre-leasing agreements. Indicatively, in the event that all ten projects (and no others) progressed to full development, we estimate total incremental development spend of approximately

Within these ten priority projects three are either under development or have anticipated construction start dates during 2012. These developments are all in Poland and include the 75,000 sqm GLA Atrium Felicity shopping centre in Lublin; Phase II of Atrium Galeria Mosty in Plock and a 5,000 sqm stand-alone box pre-leased to Media Markt in Gdynia. The total market value of these developments at 31 December 2011 was € 50.4 million and the incremental costs to completion are € 91 million.

The remaining seven priority projects are all extensions to existing income producing assets. Four, including the two new projects outlined below, are located in Poland and three in Russia.

New projects

Promenada, Warsaw, Poland

Further to the acquisition of Promenada in May 2011, Atrium subsequently completed the acquisition of a 2.3 hectare land plot adjacent to this prime Warsaw shopping centre for € 9.3 million. With the acquisition now complete, plans are currently being drawn up for a 24,000 sqm GLA extension to the centre on this plot.

Atrium Copernicus, Torun, Poland

During the year Atrium secured an additional 38,000 sqm land plot adjacent to our Atrium Copernicus shopping centre in Torun, Poland for € 7.5 million. Once complete, this transaction will allow us to extend the current shopping centre by approximately 20,000 sqm of GLA and build a new multi-level car park for over 1,000 spaces, which will also help increase the overall footfall to the centre. The land acquisition is subject to a number of condition precedents, including of obtaining the building permit.

Divestments

During 2011 we divested four projects. Three were in Turkey and comprised a land plot in the city of Samsun on the Black Sea Coast for $25.0 million (€ 17.9 million); a 3.6 hectare land plot in Kahramanmares for € 16.5 million; and a land plot in the city of Sanliurfa for € 14.6 million. In addition, the second tranche of the € 15.0 million sale of 422 residential apartments in Ufa, Russia, was completed in January. In aggregate, these sales were all carried out above book value of € 34.9 million and generated a profit for the Group of € 16.6 million. Looking forward we will take advantage of any similar opportunities to create value and monetise elements of our land bank as and when they arise.

18

Executive Management

Executive Management

The management team of the Group consists of Rachel Lavine, Chief Executive Officer (“CEO”), David Doyle, Chief Finance Officer (“CFO” joined 1 January 2012), Nils-Christian Hakert, Chief Operating Officer (“COO”), Thomas Schoutens, Chief Development Officer (“CDO”), and Ewoud van Gellicum, General Counsel.

Annual Financial Report 2011    19

Shopping Centre Promenada

Focus on:

Shopping Centre Promenada

ul. Ostrobramska 75 c

Warsaw, Poland

Warsaw is not only the capital of Poland, it is also its largest city with a metropolitan area of more than 2.7 million inhabitants. Since Poland joined the European Union, Warsaw’s economy has made impressive progress and its economy continues to improve.

Key facts about Promenada as at 31 December 2011:

September 30,
Year of opening:	1996
GLA Retail:	41,000 sqm
GLA Office/storage:	11,100 sqm
Market value*:	€ 201.5 million
Retail occupancy:	97.5%
Number of stores:	168
Food anchor:	Alma
Parking spaces:	1,741
Website:	www.warszawa.promenada.com

*	Includes land lease.

The first phase of Promenada was opened in 1996 and, after two extensions in 1999 and 2005, it now comprises 168 retail units providing a very diverse range of shops. Promenada is well located, being next to densely populated residential areas, where many new residential developments have recently been completed. Furthermore, Promenada is situated in close proximity to Warsaw’s affluent districts, where numerous detached houses are located, and it has a catchment area such that almost 1.5 million people can drive to it within twenty minutes.

Promenada has a high brand recognition among tenants and customers. The location is well established with high visibility and no direct competition in the immediate vicinity. Convenient car accessibility and public transportation gives Promenada a dominant position in the east of Warsaw. The interior architecture is appealing and interesting and reflects a modern and fashionable shopping area.

Promenada’s tenants offer visitors a wide range of brand name products, as well as high quality services. Fashion is strongly represented in the centre and clients are offered a full spectrum of retailers from exclusive brands, such as Max Mara and Liu Jo, to mass market brands, such as H&M, Zara, River Island and Tommy Hilfiger.

20

Shopping Centre Promenada

The food anchor is Alma, a well known Polish delicatessen chain, which provides a wide range of high quality products. Cinema-City and a number of restaurants and cafés provide visitors with ample leisure facilities for days out with their friends and families.

Tenant mix:

Given that Promenada is a highly successful and dominant shopping centre, during 2011 Atrium secured the purchase of the adjacent 2.5 ha plot. This provides the Group with significant future potential to extend the current centre, adding approximately 24,000 sqm of GLA and allowing Atrium to maintain Promenada’s market leading position by introducing new brand names not currently present in the tenant mix.

Shopper’s opinion

(Monika, Financial Manager )

“Promenada is my favourite place to shop with great fashion brands made especially for me. As a business woman I’m very focused on my business image and Promenada never disappoints me. My boyfriend likes different cuisines which is why he shops in Alma on a daily basis; there you can find many kinds of food from different countries. Sometimes we meet our friends at Promenada, eat a nice dinner and, if we have time, go to a film. Promenada has a wide range of world class brands and I really enjoy being surrounded by such a nice environment.”

Shopper’s opinion

(Anna, Account specialist)

“Even though there are many different shopping centres in Warsaw and even though I don’t live close to Promenada I am a frequent visitor; mainly because this place has a really wide variety of stores that are different from those offered by other shopping malls. Along with the many places where I can get a coffee with a friend, it’s also convenient if I want to see a film after I’ve finished shopping. I also enjoy doing my groceries in Alma where I can find products not available in other stores. I can truly say that Promenada is my favourite place to spend my free time, where I can get the shopping done as well as enjoy the entertainment Promenada offers.”

Interview with Katarzyna Cyz

(Chief Executive Officer, Poland)

“Promenada is the most fashionable shopping centre in Warsaw. It is the place for people who search not only for unique brands, but also for a pleasant place to meet with friends. The strong tenant mix consists of popular brands such as H&M, Zara and River Island, as well as more exclusive brands like Tru Trussardi, Penny Black, Liu Jo and Max Mara. Promenada’s wide offer attracts different generations and is very accessible for visitors from south and central Warsaw, while being located in a prosperous area which has been further improved by recent new housing and road infrastructure. This place is definitely worth visiting!”

Interview with Ewa Jarzemska

(PR Manager, H&M)

“The H&M store in Promenada is one of the most important stores for H&M in Warsaw – both in terms of size and footfall. We are happy to be one of the most significant tenants among Promenada’s good selection of both high end and popular brands. One of the main concepts within H&M’s expansion strategy is to choose the best locations for our stores, both in terms of quality and geography. The fact that our store has been present in Promenada for such a long time now proves that we have made a good decision.”

Annual Financial Report 2011    21

Stock Exchange and Share Price Information

22

Stock Exchange and Share Price Information

Stock Exchange and Share Price Information

Annual Financial Report 2011    23

Stock Exchange and Share Price Information

Stock Exchange and Share Price Information

Atrium has a dual listing on the Vienna Stock Exchange and NYSE Euronext Amsterdam (“Euronext”).

ISIN:             JE00B3DCF752

Bloomberg tickers

Vienna:	ATRS AV
Euronext:	ATRS NA

Reuters tickers

Vienna:	ATRS.VI
Euronext:	ATRS.AS

Total Return in 2011

Over 2011, Atrium realised the following return, expressed in EUR and as a percentage of the 2010 closing price:

Vienna Stock Exchange

Closing price 2010 in €	4.37
Closing price 2011 in €	3.48
Movement in the share price in €	(0.89)
Share return	(20.4%)

Dividend for year 2011	€0.14
Dividend return	3.2%

Total return per share invested on 31 December 2010	€(0.75)
Total return in 2011 as %	(17.2%)

September 30,
Outstanding shares as at 31
December 2011	372,892,253
Market capitalisation as at 31
December 2011*	€ 1,298 million
2011 lowest share price*	€ 3.09 quoted on 25 November 2011
2011 highest share price*	€ 4.77 quoted on 1 June 2011

*	Vienna Stock Exchange

Dividend

Atrium paid a € 0.035 per share dividend as a capital repayment on 31 March 2011, 30 June 2011, 30 September 2011 and on 29 December 2011. Total dividend payments for 2011 amounted to € 52 million (2010: €45 million).

In November 2011, the Board of Atrium approved a change in the dividend policy representing an increase from €0.14 to €0.17 per ordinary share per year (subject to any legal regulatory requirements and restrictions of commercial viability), such dividends to be declared and paid quarterly. This increase will start with the first payment in 2012 expected on 30 March 2012.

Major shareholders

To the best of the management’s knowledge, during the year ended 31 December 2011, no single shareholder of Atrium held more than 5% of the listed shares, except for Apollo Global Real Estate (“Apollo”) and Gazit-Globe Ltd (“Gazit-Globe”) which together held 51.0% of the shares, as at 31 December 2011 (31 December 2010: 49.5%), as notified by them.

In January 2012, Gazit-Globe raised its stake in the Group to 33.28% of the shares, or 32.85% on a fully diluted basis (as at 31 December 2011: reported stake 31.7%).

24

EPRA Reporting

EPRA Reporting

EPRA Earnings

EPRA Earnings are calculated in line with the best practice recommendations of the European Public Real Estate Association (“EPRA”). The objective according to EPRA is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. Unrealised changes in valuation, gains or losses on disposals of properties and certain other items do not necessarily provide an accurate picture of Atrium’s underlying operational performance.

	September 30,	September 30,
	2011	2010
	€’000	€’000
Earnings attributable to equity holders of the parent company	145,270	112,423

Revaluation of investment property	(77,321)	(30,889)
Net results on acquisition and disposal	(31,791)	164
Tax on profits or losses on disposals	—	(51)
Goodwill impairment and amortisation of intangible assets	447	1,979
Deferred tax in respect of EPRA adjustments	13,923	14,783
Non controlling interest in respect of the above	2,716	800
EPRA Earnings	53,244	99,209
Weighted average number of shares	372,840,525	372,433,340
EPRA Earnings per share	0.14	0.27

Company adjustments:*
Net result on bond buy backs	(923)	(760)
Legal fees related to Meinl dispute	12,550	8,849
Foreign exchange differences	22,290	(25,062)
Fair value adjustment to financial instruments	9,323	11,995
Deferred tax not related to revaluations	9,393	(2,371)
Non controlling interest in respect of company adjustments	(3,189)	163

Company adjusted earnings	102,688	92,023
Company adjusted earnings per share	0.28	0.25

*	The “Company adjustments” represent adjustments of other non-recurring items which could distort Atrium’s operating results. Such non-recuring items are disclosed separately from the operating performance in order to provide stakeholders with the most relevant information regarding the performance of the underlying property portfolio.

Annual Financial Report 2011    25

EPRA Reporting

EPRA Net asset value

The concept of net asset value is used to describe the value of the assets of a group less the value of its liabilities.

	September 30,	September 30,	September 30,	September 30,
	2011		2010
EPRA NAV	€’000	€ per ordinary share	€’000	€ per ordinary share
Equity	2,264,543		2,186,975
Non controlling interest	15,283		(3,234)

NAV per the financial statements	2,279,826	6.11	2,183,741	5.86
Effect of exercise of options	16,065		14,894

Diluted NAV, after the exercise of options	2,295,891	6.07	2,198,635	5.82

Fair value of financial instruments	9,060		—
Goodwill as a result of deferred tax	(11,475)		(11,475)
Deferred tax	113,333		86,685

EPRA NAV	2,406,809	6.36	2,273,845	6.02

	September 30,	September 30,	September 30,	September 30,
	2011		2010
EPRA Triple NAV (NNNAV)	€’000	€ per ordinary share	€’000	€ per ordinary share
EPRA NAV	2,406,809	6.36	2,273,845	6.02
Fair value of financial instruments	(9,060)		—
Impact of debt fair value	(5,764)		(1,979)
Deferred tax	(113,333)		(86,685)

EPRA Triple NAV	2,278,652	6.02	2,185,181	5.79

Number of outstanding shares	372,892,253		372,696,326
Number of outstanding shares and options	378,264,424		377,718,495

The NAV as at 31 December 2011 and 31 December 2010 was based on the audited consolidated financial statements including the fair value of the Group’s standing investments and developments and land. The market value of the Group’s standing investments was based on the appraisals of Cushman & Wakefield and Jones Lang LaSalle. The Group also used internal valuation procedures, determined by Group management, for the purpose of valuing its development and land portfolio.

The triple net asset value as at 31 December 2011 and 31 December 2010 was based on the EPRA NAV after adding back the fair value of the financial instruments, defered tax and adjusting for the difference between loans and borrowings included in the statement of financial position at amortised cost and fair value.

26

Statement to § 82 of the Austrian Stock Exchange Act

Statement by the Board of Directors of Atrium European Real Estate Limited Pursuant to § 82 of the Austrian Stock Exchange Act

The members of the Board of Directors of Atrium European Real Estate Limited (“Atrium”; Atrium together with its subsidiaries the “Group”) pursuant to paragraph 82 of the Austrian Stock Exchange Act (§ 82 BoerseG) hereby confirm:

a)	that to the best of their knowledge the consolidated annual financial statements and Atrium’s unconsolidated annual financial statements prepared in accordance with applicable accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and Atrium and

b)	that the Group management report and management report of Atrium present the development and performance of the business and the position of the Group and Atrium in such a manner so as to give a true and fair view of the assets, liabilities, financial position and profit or loss, together with a description of the major risks and uncertainties to which the Group and Atrium are exposed.

The Board of Directors

CHAIM KATZMAN	RACHEL LAVINE
Chairman of the Board	Director and CEO

DIPAK RASTOGI	JOSEPH AZRACK
Director	Director

PETER LINNEMAN	THOMAS WERNINK
Director	Director

AHARON SOFFER	NOAM BEN-OZER
Director	Director

ANDREW WIGNALL	SIMON RADFORD
Director	Director

Annual Financial Report 2011    27

Statement Regarding Forward Looking Information

Statement Regarding Forward Looking Information

This Annual Financial Report includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this Annual Financial Report and include statements regarding the intentions, beliefs or current expectations of Atrium. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance.

You should assume that the information appearing in this Annual Financial Report is up to date only as of the date of this Annual Financial Report. The business, financial condition, results of operations and prospects of Atrium or the Group may change. Except as required by law, Atrium and the Group do not undertake any obligation to update any forward looking statements, even though the situation of Atrium or the Group may change in the future.

All of the information presented in this Annual Financial Report, and particularly the forward looking statements, are qualified by these cautionary statements.

You should read this Annual Financial Report and the documents available for inspection completely and with the understanding that actual future results of Atrium or the Group may be materially different from what Atrium or the Group expects.

28

Corporate Governance Report

Corporate Governance Report

Compliance with Corporate Governance Codes

Atrium European Real Estate Limited (“Atrium”) was established under the laws of Jersey, Channel Islands, in 1997. Atrium has been listed on the Vienna Stock Exchange (“ATRS”) since 2002 and on the NYSE Euronext Amsterdam Stock Exchange since August 2009.

The Austrian Code of Corporate Governance (“Code”) sets out rules and regulations for responsible management and guidance of companies listed in Austria. The Code primarily applies to Austrian stock market-listed companies that voluntarily undertake to adhere to its principles. Atrium has voluntarily submitted to the Code as amended in January 2010. The Code is available on the website of the Austrian Working Group for Corporate Governance (www.corporate-governance.at) and obliges Atrium to either comply or explain any deviations from its applicable rules. Explanations for deviations are provided on page 35.

Jersey law does not contain a mandatory code of corporate governance but does impose general fiduciary duties and duties of care, diligence and skill on the Directors, who are also under a statutory obligation to act in good faith and in the best interest of Atrium. Save to the extent agreed with the Jersey Financial Services Commission (“JFSC”), Atrium will remain materially compliant with the UK Combined Code, the corporate governance code adopted by the UK Financial Services Authority.

Board and management structure

The management structure of Atrium is a one-tier Board of Directors. The Rules of the Code applying to the supervisory board will be applied to the Board of Directors, and the Rules therein applying to the management board will be applied to delegates of the Board of Directors.

Pursuant to the Articles, at least half of the Directors are required to be independent in accordance with, and as defined in, the rules of the New York Stock Exchange.

The business of Atrium is managed by the Directors, who may exercise all powers of Atrium that are not required by applicable corporate law or the Articles to be exercised by Atrium in a general meeting of shareholders. The powers of the Directors include, inter alia, representing Atrium in all transactions relating to real and personal property and all other legal or judicial transactions, acts and matters before all courts of law.

The Directors may delegate their powers to any officers or persons they deem fit, for example to the Chief Executive Officer (“CEO”) or the Chief Financial Officer (“CFO”), or to committees consisting of one or more Directors or to any other persons. Any such person or committee shall in the exercise of the delegated powers conform to any regulations or restrictions that may be imposed by the Directors from time to time. Currently, the only executive on the Board of Directors of Atrium is the CEO, Rachel Lavine.

In the year ended 31 December 2011, the Board of Directors held ten meetings. In addition, the Audit Committee, the Compensation and Nominating Committee, and Special Standing Committee each met on five occasions.

Currently, the Board consists of ten Directors:

	September 30,	September 30,	September 30,
Name	Function	Date of birth	Mandate start
Chaim Katzman	Non-Executive Director and Chairman	04.11.1949	01.08.2008
Rachel Lavine	Director and CEO	09.12.1965	01.08.2008
Joseph Azrack	Non-Executive Director	08.04.1947	15.08.2011
Noam Ben-Ozer	Independent Non-Executive Director	22.06.1963	24.11.2009
Peter Linneman	Independent Non-Executive Director	24.03.1951	01.08.2008
Simon Radford	Independent Non-Executive Director	03.02.1957	06.03.2008
Dipak Rastogi	Non-Executive Director	14.10.1954	14.10.2008
Aharon Soffer	Non-Executive Director	03.03.1971	17.05.2011
Thomas Wernink	Independent Non-Executive Director	10.12.1945	01.08.2008
Andrew Wignall	Independent Non-Executive Director	11.05.1964	06.03.2008

The mandate of each Director ends at the shareholders’ annual general meeting (“AGM”) held following the date of appointment. Provision is made for each Director to retire at each AGM and for the shareholders (by ordinary resolution) to re-elect that retiring Director (if eligible for re-election). In the absence of such resolution, a retiring Director shall be deemed to have been re-elected, except where (a) a resolution to re-elect the Director has been put to the AGM but has not been passed, or it is expressly resolved not to fill the office being vacated, or (b) such Director is ineligible for re-election or has given notice in writing to Atrium that he or she is unwilling to be re-elected. The current mandate of each Director ends at the AGM to be held in 2012.

Annual Financial Report 2011    29

Corporate Governance Report

Chaim Katzman

Non-executive director and Chairman

Member, Compensation and Nominating Committee

Chaim Katzman became Chairman of the Board of Directors in August 2008 and has more than 30 years of experience in the real estate industry. Mr. Katzman is the founder, controlling shareholder and Chairman of Gazit-Globe, a leading international real estate company listed on the Tel Aviv Stock Exchange (TASE:GLOB) and the New York Stock Exchange (NYSE: GZT). As Chairman of Gazit-Globe, Mr. Katzman directs global operations, manages affiliate and subsidiary activities and oversees more than $18 billion in assets in over 20 countries.

Mr. Katzman is also the founder, controlling shareholder and Chairman of Norstar Holdings (formerly Gazit Inc.), the parent company of Gazit-Globe; the founder and Chairman of Equity One (NYSE: EQY), a US Real Estate Investment Trust (REIT); the Chairman of First Capital Realty (TSX: FCR), a Canadian real estate company and Chairman of Citycon (OMX: CTY), an owner, developer and operator of shopping centres in Northern Europe and the market leader in the Finnish shopping centre sector.

Mr. Katzman is a member of the International Council of Shopping Centers (ICSC), the National Association of Real Estate Investment Trusts (NAREIT), the Urban Land Institute (ULI), and the Real Estate Roundtable and the Association of Foreign Investors in Real Estate (AFIRE). He received a LL.B. from Tel Aviv University Law School. Mr. Katzman is a well-known civic leader, philanthropist and supporter of numerous organizations. In 2011, he founded the Gazit-Globe Real Estate Institute at Israel’s Interdisciplinary Center (IDC) Herzlya, a novel academic and research program focused on innovation and entrepreneurship in the real estate sector that will eventually offer a master’s degree in real estate with concentrations in housing, land use and real estate financing.

Rachel Lavine

Chief Executive Officer and director

Non-voting Member, Special Standing Committee

Rachel Lavine took up the position of Chief Executive Officer and was appointed to the Board of Directors in August 2008 after gaining extensive experience in international real estate development, construction and operation, and in the management of publicly quoted companies. Mrs. Lavine is a former president and CEO of Plaza Centres (Europe) BV, a major developer and operator of shopping and entertainment centres in Central and Eastern Europe (2005-2006) and a former president and CEO of Elscint Ltd., a hotel operator and developer with assets in developed and emerging markets (1999-2006). She has also served as an external director of Dor Chemicals Ltd. and other public companies (2007-2008). From January until 14 September 2008, she acted as Vice-Chairperson of U. Dori Engineering Works Corporation Ltd.

Mrs. Lavine graduated from Tel Aviv University, College of Management with BA (Bachelor of Business) in accounting, has been a CPA (Certified Public Accountant) since 1995 and completed an Executive MBA at the Kellogg School of Management in 2008.

Joseph Azrack

Non-executive director

Member, Compensation and Nominating Committee and Special Standing Committee

Joseph Azrack is a non-executive director and was re-appointed to the Board of Directors in August 2011, having served an initial term on the Board from 1 August 2008 until 14 October 2008. He is the Managing Partner of Real Estate for Apollo Global Management. Prior to joining Apollo, Mr. Azrack was President and CEO of Citi Property Investors where he chaired the firm’s Management Committee and Investment Committee and guided investment policy and strategy. Mr. Azrack was also a member of the Citigroup Alternative Investments Management Committee and Investment Committee, and a member of Citi Infrastructure Investment Committee. Prior to joining Citi Property Investors, he was Chief Executive and Chairman of AEW Capital Management, L.P., Founder and President of the AEW Partners Funds, a Director of Curzon Global Partners and Founder and Chairman of IXIS AEW Europe.

Mr. Azrack holds a MBA from Columbia University and a B.S. from Villanova University. He is a past adjunct professor at Columbia University’s Graduate School of Business where he is a member of and for many years chaired the Real Estate Program Advisory Board. Mr. Azrack is a member and past Chairman of the Pension Real Estate Association (PREA). He is also a Trustee and Director of the Urban Land Institute.

Noam Ben-Ozer

Non-executive director

Member, Audit Committee

Noam Ben-Ozer is an independent non-executive director appointed to the Board of Directors in November 2009. He is a founder and managing director of Focal Energy, a company which develops and invests in renewable energy projects. He is also the founder and proprietor of Focal Advisory, a strategic and finance-related advisory firm in Boston. Noam Ben-Ozer has extensive experience in financial and business planning, fund raising, deal structuring and project financing. He is a director and member of the Nominating and Audit Committees of Equity One Inc., a leading US REIT. Mr. Ben-Ozer holds a MBA from the Harvard Business School.

30

Corporate Governance Report

Peter Linneman

Non-executive director

Chairman, Audit Committee

Member, Compensation and Nominating Committee and Special Standing Committee

Peter Linneman is an independent non-executive I director appointed to the Board of Directors in August 2008. He is a financial expert in real estate and corporate finance. Mr. Linneman is a principal M of Linneman Associates and the Albert Sussman Emeritus Professor of Real Estate, Finance and Public Policy at the Wharton School of Business, University of Pennsylvania. He has served as a director of eight New York Stock Exchange listed companies. Mr. Linneman has a PhD in Economics. He is also a director and member of the executive committee of Equity One Inc.

Simon Radford

Non-executive director

Member, Audit Committee

Simon Radford is an independent non-executive director appointed to the Board of Directors in March 2008. He is also the Chief Financial Officer of an alternative investment fund administration business, based in Jersey. Mr. Radford has more than 20 years experience of audit, corporate finance and corporate investigation and has worked with a wide variety of boards of directors and audit committees. He also serves as a nonexecutive director on a number of alternative investment strategy funds. Mr. Radford is the former senior partner of Deloitte & louche in Jersey where he was in charge of the assurance and advisory business. He spent 17 years as a partner with the firm working in both the UK and Jersey. Mr. Radford is a Fellow of the Institute of Chartered Accountants in England and Wales. In the years 2006 to 2008 he served as Chairman of the Institute of Directors in Jersey.

Dipak Rastogi

Non-executive director

Chairman, Compensation and Nominating Committee

Dipak Rastogi is a non-executive director appointed to the Board in October 2008. He serves as CEO of Citi Venture Capital International (“CVCI”), a global I private equity investment business with over USD 7.0 billion under management focusing on emerging markets and is the Chairman of CVCI’s Growth Fund I and Growth Fund II Investment Committees. Mr. Rastogi joined Citigroup in 1982. Prior to heading CVCI, Mr. Rastogi held various senior management positions at Citigroup, including Group Executive Head of 38 countries in Central and Eastern Europe, Middle East, India and Africa, Executive Vice President and Co-Head of Citigroup’s Global Markets business, Head of Citigroup’s Global Derivatives business and Co-Head of Global Corporate Finance. He has a MBA from the Richard Ivey School of Business, University of Western Ontario and was the Gold Medal Award winner of his graduating class.

Aharon Soffer

Non-executive director

Member, Audit Committee

Aharon Soffer is a non-executive director appointed to the Board of Directors in May 2011. He serves as President of Gazit-Globe. Since joining Gazit Globe in 1997, Mr. Soffer has held several senior executive roles and leadership positions. During his tenure at Gazit-Globe, Mr. Soffer has attained extensive expertise in both the retail and healthcare real estate sectors in public and private markets and has been involved in the Gazit-Globe group’s worldwide M&A activity to a total value of more than $18 billion across 20 countries. From 2001 to 2009, Mr. Soffer was located at Gazit-Globe’s offices in the United States. More recently, Mr. Soffer led Gazit-Globe’s IPO in the United States and the listing of its shares on the New York Stock Exchange. Mr. Soffer also serves as CEO of Gazit Group USA, a private subsidiary of the company, Vice Chairman of Gazit America (TSX: GAA) and Executive Chairman of ProMed Properties and Gazit Senior Care, Gazit-Globe’s private subsidiaries. Mr. Soffer holds a B.A. in Economics and a LL.B from the College of Management, Academic Studies, in Israel.

Thomas Wernink

Non-executive director

Member, Compensation and Nominating Committee

Thomas Wernink is an independent non-executive director appointed to the Board of Directors in August 2008. He serves as a non-executive director of a number of European based property and investment companies, including stock exchange listed companies Segro plc, Citycon Oyj and European Direct Real Estate Fund (SICAF). He is also a former Chairman of the European Public Real Estate Association.

Andrew Wignall

Non-executive director

Member, Audit Committee

Andrew Wignall is an independent non-executive director appointed to the Board of Directors in March 2008. Mr. Wignall is a Fellow of the Institute of Chartered Accountants in England and Wales, having qualified with Ernst & Young in 1988, where he worked as an auditor, primarily with financial services clients. In 1996 he was a founding director of Moore Management Limited (“Moore”), specialising in the management and administration of alternative investment funds, securitisation vehicles and special purpose companies. Since leaving Moore in 2007, Mr. Wignall has acted as an independent non-executive director of a number of private equity, real estate and other alternative fund structures. Mr Wignall is authorised by the Jersey Financial Services Commission to act as a director of such structures and from 2004 to 2011 was a committee member of the Jersey Funds Association.

Annual Financial Report 2011    31

Corporate Governance Report

Committees of the Board of Directors

As outlined above, the Directors may delegate any of their powers to committees consisting of a Director or Directors or such other persons as they think fit. Currently, three permanent committees have been established: (i) the Audit Committee, (ii) the Compensation and Nominating Committee and (iii) the Special Standing Committee.

Audit Committee

The Audit Committee is composed of a majority of independent Directors. In 2011, the members of the Audit Committee were Peter Linneman, Simon Radford, Andrew Wignall, Michael Bar Haim (replaced by Aharon Soffer on 17 May 2011 following Bar Nairn’s resignation) and Noam Ben Ozer. The Chairman of the Audit Committee is Peter Linneman.

The Audit Committee undertakes customary functions, predominantly concerned with preparations for the audit of the annual financial statements and compliance therewith, the auditors’ activities, an audit of the internal control and risk management, and the presentation of the annual financial statements.

The Audit Committee is required to meet at least four times annually before publication of Atrium’s annual financial statements and the interim reports. In the year ended 31 December 2011, the Audit Committee held five meetings.

Compensation and Nominating Committee

In 2011, the members of the Compensation and Nominating Committee were Neil Hasson (replaced by Joseph Azrack on 1 5 August 2011, following Mr. Hasson’s resignation as a Director), Chaim Katzman, Peter Linneman, Dipak Rastogi and Thomas Wernink. The Chairman of the Compensation and Nominating Committee was previously Neil Hasson, who was replaced by Dipak Rastogi on 15 August 2011.

As noted above, subsequent to his resignation, the Board of Directors re-appointed Neil Hasson as a co-opted member of the Compensation and Nominating Committee (as permitted pursuant to Atrium’s Articles) on 14 November 2011.

The Compensation and Nominating Committee deals with all material aspects of the remuneration of senior executives. The committee is empowered to conclude, amend and terminate employment contracts with Board members, and to take decisions on the award of bonuses (variable compensation components and other such benefits, payable to senior executives).

All members of the Board of Directors and all persons in management positions have been appointed on the basis of their professional and personal qualifications. Atrium maintains an equal opportunities policy for the purposes of recruitment at all levels. Atrium does not, however, currently take any specific measures to promote women to the Board of Directors and to top management positions.

In the year ended 31 December 2011, the Compensation and Nominating Committee held five meetings.

Special Standing Committee

In 2011, the members of the Special Standing Committee were Chaim Katzman, Peter Linneman, Rachel Lavine (non-voting member), and Neil Hasson (replaced by Joseph Azrack on 15 August 2011 following Mr. Hasson’s resignation as a Director). A chairman was elected at each of the Committee’s meetings.

The principal activity of the Special Standing Committee is to consider and make decisions on behalf of the Board (within the ambit of the Committee’s authority as delegated to it by the Board) on certain business proposals for the Group.

In the year ended 31 December 2011, the Special Standing Committee held five meetings.

Executive Management

The management team of the Group consists of Rachel Lavine, Chief Executive Officer (“CEO”), David Doyle, Chief Finance Officer (“CFO”, joined 1 January 2012), Nils-Christian Hakert, Chief Operating Officer (“COO”), Thomas Schoutens, Chief Development Officer (“CDO”), and Ewoud van Gellicum, General Counsel.

Rachel Lavine

Chief Executive Officer

Rachel’s biographical details are provided on page 30.

David Doyle

Chief Financial Officer

David joined Atrium in January 2012 as Chief Financial Officer, with responsibility for all financial matters, including leading equity and debt capital markets activities.

Prior to joining Atrium, David was Chief Financial Officer-Europe and a member of the European Executive Committee at Prologis, Inc., with responsibility for three separate ownership structures and balance sheets with total assets under management of over €7 billion.

David was previously Chief Financial Officer and an executive board director at Colliers CRE pic, where he was responsible for all financial and risk management affairs, as well as working alongside the group’s chief executive to develop and implement strategy, which included capital raising and acquisitions.

Previously, David was the Chief Financial Officer and an executive board director at Egg pic. From 1996 to 2003, David held various senior finance roles at Prudential pic, most latterly head of corporate finance, with responsibility for all group level mergers, acquisitions, dispositions and associated strategic activities.

32

Corporate Governance Report

David is a Fellow of the Institute of Chartered Accountants in Australia and he holds a Bachelor of Business degree from the Royal Melbourne Institute of Technology.

Dr. Nils-Christian Hakert

Chief Operating Officer

Nils joined Atrium in October 2008 as Chief Operating Officer, with responsibility for all operations activities and the generation of net rental income across the Group. Nils has over 20 years’ experience in retail property management in Europe. In 2011, he was selected to chair the ICSC conference in Paris.

Nils was previously Retail Director of Central Europe at Unibail-Rodamco. Prior to this, he held a number of management and management board positions at Brune Consulting G.m.b.H, and had responsibility for national and international centre management and acquisitions, as well as direct control for 12 shopping centres valued at approximately €400 million.

Nils holds a degree in shopping centre management from the European Business School, a degree in Retail and Foreign Trade from the University of Duisburg and a Doctorate in Economies and Management from Comenius University, Bratislava.

Thomas Schoutens

Chief Development Officer

Thomas joined Atrium in February 2010 as Chief Development Officer, with responsibility for overseeing all of Atrium’s development activity.

With over 18 years of experience in the real estate and construction industry in Central & Eastern Europe, Thomas previously held the role of Director at Carrefour, overseeing expansion and assets in Poland and Russia and was responsible for driving the development of Carrefour and its real estate portfolio in the region.

Thomas previously spent 11 years at general contractors Besix and CFE (Vinci) with long term assignments in Prague, Budapest, Warsaw, Moscow and St. Petersburg.

Thomas holds a degree in Business Administration and Engineering from ICHEC Business School, Brussels.

Ewoud van Gellicum

General Counsel

Ewoud joined Atrium in May 2009 as General Counsel, with responsibility for overseeing all legal and corporate governance issues and initiatives.

Ewoud was previously atTomTom NV, a Euronext Amsterdam listed company, where he was Group General Counsel, Company Secretary and Compliance Officer. AtTomTom, Ewoud had overall responsibility for worldwide commercial and corporate legal affairs, including major international contracts, commercial litigation, M&A and Capital Markets transactions, securities law compliance and corporate governance and company secretarial matters.

Prior to this, Ewoud spent eight years at the international corporate law firm Stibbe (Amsterdam and London branch), focusing mainly on commercial and corporate legal affairs.

Ewoud holds a Law degree from Erasmus University, Rotterdam.

Compensation report

The compensation payable as ordinary remuneration to the Directors consists of a fixed cash component or, at the election of eligible Directors, the right to receive ordinary shares in the Company in lieu of their ordinary cash remuneration. The Board of Directors has limited discretion to set annual Director’s ordinary remuneration up to a specified aggregate limit of €2 million per annum. If the Board wishes to increase this limit it would require prior shareholder approval by ordinary resolution. The remuneration payable to Directors accrues from day to day.

The independent non-executive directors are each entitled to receive a remuneration of €50,000 per annum and a meeting attendance fee of € 1,000 per meeting. However, with the exception of Mr. Katzman, the Chairman of the Board, each of the non-executive directors nominated by Gazit Midas Limited (“Gazit”) and CPI CEE Management LLC (“CPI”) are entitled to receive a remuneration of €25,000 per annum and a meeting attendance fee of € 1,000 per meeting.

The Board of Directors may award special pay to any Director who holds any executive post, acts as Chairman or deputy Chairman, serves on any committee of the Directors or performs any other services which the Directors consider to extend beyond the ordinary duties of a Director. Special pay can take the form of salary, commission or other benefits or can be paid in some other way decided by the Board of Directors. Such special pay may either be in addition to or instead of other fees, expenses or other benefits that the Director is entitled to receive. There was no such special pay awarded in 2010 or 2011.

As at end of the financial year ended 31 December 2011 the Chairman of the Board was not entitled to directors’ compensation. The other Directors (in their capacity as Directors) were entitled to an aggregate compensation of €388,000.

Atrium has entered into a consultancy agreement with Chaim Katzman, under which Mr. Katzman agrees to provide certain consultancy services, including (inter alia) advice and reviewing of proposed acquisitions, advice on capital markets strategy, advice on the level and content of development activities of the Group and strategic advice on the future direction of the Group. The consultancy agreement had an initial term of one year commencing on 1 August 2008 and continues on a rolling basis, with further extensions of one year unless terminated by either party. The amount of the monthly fee is required to be reviewed annually by the Board of Directors to determine the fee for the following 12 months (commencing on 1 August in each such year). In 2011 the Board determined that the monthly fee under the consultancy agreement shall be €45,833 in respect of the period from and including 1 August 2011.

Annual Financial Report 2011    33

Corporate Governance Report

In March 2011, Atrium entered into a consultancy agreement with Neil Hasson, then a Director, under which Mr. Hasson agreed to provide services in connection with certain commercial activities in Russia (relating to the development and operation of shopping centres and entertainment centres) and in connection with then-pending litigation matters relating to claims by and against Meinl Bank AG and its affiliates. Mr. Hasson resigned from the Board of Directors on 15 August 2011 but continues to undertake and be paid for services under the consultancy agreement. Under the consultancy agreement, Mr. Hasson is paid a monthly fee of €50,000 (exclusive of VAT). The consultancy agreement was concluded for a term of 18 months with effect from 1 February 2011 and is subject to certain termination rights, including (with effect from the first anniversary of the commencement date) the right of either party to terminate the agreement on written notice.

In accordance with the consultancy agreement, following his resignation Mr. Hasson has continued to provide consultancy services to Atrium. After his resignation, the Board of Directors invited Mr. Hasson to attend subsequent Board meetings as an observer for the purposes of assisting Mr. Hasson in providing these consultancy services. No further compensation was payable to Mr. Hasson for attending these meetings. As permitted by Atrium’s Articles, the Board of Directors has also appointed Mr. Hasson as a co-opted member of the Compensation and Nominating Committee on 14 November 2011.

Overview of compensation of the Directors in 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
Name	Directors fee €’000	Consultancy fee €’000	Salary €’000	2011 total €’000	2010 total €’000
Chaim Katzman	—	521	—	521	354
Noam Ben Ozer	59	—	—	59	51
Aharon Soffer	21	—	—	21	—
Peter Linneman*	53	—	—	53	52
Simon Radford	61	—	—	61	52
Joseph Azrack	12	—	—	12	—
Thomas Wernink	57	—	—	57	51
Andrew Wignall	60	—	—	60	52
Dipak Rastogi	30	—	—	30	24
Neil Hasson**	23	324	—	347	26
Michael Bar-Haim***	12	—	—	12	26
Rachel Lavine****	—	—	625	625	625
Total	388	845	625	1,858	1,313

*	Mr. Linneman elected to receive ordinary shares from the Atrium in lieu of his director fee in the amount of € 50,000.

**	Resigned from the Board of Directors on 15 August 2011.

***	Resigned from the Board of Directors on 17 May 2011.

****	Chief Executive Officer.

Executive management compensation

Under the general compensation policy of Atrium, senior management executives are entitled to a base salary; a performance based annual cash bonus and participation in Atrium’s Employee Share Option Plan (“ESOP”).

The ESOP provides for the grant of options to employees and executive Directors of Atrium and its subsidiaries. The Directors may amend the ESOP as they consider appropriate but shall not make any amendment that would materially prejudice the interests of existing option holders, except with the consent in writing of 75% of all such option holders.

34

Corporate Governance Report

Options have been granted to members of the Group’s executive management as follows:

	September 30,	September 30,	September 30,	September 30,
Name	Number of options granted	First vesting date (1/3)	Second vesting date (1/3)	Third vesting date (1/3)
Rachel Lavine (first grant)	1,500,000	01.08.2009	01.08.2010	01.08.2011
Rachel Lavine (second grant)*	1,000,000	01.07.2012	01.07.2013	—
Nils Hakert (first grant)	250,000	09.03.2009	09.03.2010	09.03.2011
Nils Hakert (second grant)**	83,334	09.03.2013	—	—
Nils Hakert (third grant)***	166,668	09.03.2014	09.03.2015	—
Ewoud van Gellicum	1 50,000	01.05.2010	01.05.2011	01.05.2012
Thomas Schoutens	300,000	01.02.2011	01.02.2012	01.02.2013
David Doyle	500,000	01.01.2013	01.01.2014	01.01.2015

*	Options to vest in portions of €500,000 each on First and Second vesting date.

**	Options to vest in one single portion on First vesting date.

***	Options to portions of €83,334 each on First and Second vesting date.

Atrium does not operate a pension scheme. Base salaries include compensation for the waiver of participation in a pension scheme.

Mrs. Rachel Lavine’s compensation as CEO consists of a fixed and variable component. For 2011, the fixed compensation of Mrs. Lavine was €625,000. The discretionary aspect of Mrs. Lavine’s bonus will be determined after the financial results of 2011 are approved by the Board. However, the CEO is entitled to an annual minimum guaranteed bonus of €375,000. The minimum guaranteed bonus is included in, and is not payable in addition to, any annual bonus and is payable irrespective of the amount of the annual profits or revenues reflected in the annual financial statements of Atrium in any calendar year. The bonus of the CEO for the financial year ended 31 December 2010 was €625,000.

In case of termination of her employment by Atrium (other than for cause), Mrs. Lavine is entitled to receive and benefit from the salary, bonuses and vesting of options from the effective date of termination of her employment until the expiry of the employment agreement on 31 July 2013.

Atrium has in place Directors’ and Officers’ Insurance in respect of the members of the Board of Directors, the costs of which are borne by Atrium.

Deviations from the Austrian corporate governance code

Where a company is subject to the company law of a country that is not a member of the EU or EEA and is listed on the Vienna Stock Exchange, as is the case with Atrium (a Jersey registered company with its shares listed on the Vienna Stock Exchange), the Code provides that the non-mandatory L-rules of the Code are interpreted as C-rules (“Comply or Explain” Rules). The following explanations are given in respect of deviations from L- and C-rules.

L-rule 1:	Atrium is party to a relationship agreement which grants certain rights (including rights to appoint Directors) to its substantial shareholders, Gazit and CPI. For a description of these special rights please refer to part III of theshareholder circular of 17 September 2009 published on Atrium’s website www.aere.com.

CPI and Gazit are granted certain rights under Atrium’s articles of association (“Articles”). These rights are set out in Articles 24, 25 and 29 of the Articles, which are published on Atrium’s website www.aere.com.

L-rule 3:	Pursuant to an official statement of the Austrian Takeover Commission of 31 March 2009, the Austrian Takeover Act is not applicable to Atrium as of the date of the official statement. Accordingly, and in particular, the pricing rules regarding a mandatory offer as set forth under section 26 of the Austrian Takeover Act do not apply to Atrium.

There are no mandatory takeover offer provisions under Jersey or Dutch law applicable to Atrium.

Finally, pursuant to the Articles, a mandatory cash offer is required to be made to all Atrium shareholders if any person other than CPI and Gazit (or any person with whom either of those parties act in concert) acquires 30% or more of the voting rights or, if already holding between 30% and 50% of the voting rights, acquires additional voting rights. Any such offer must be conditional only upon the offeror having received such acceptances as will give him 50% of the voting rights. The offer must be in cash (or accompanied by a cash alternative) at not less than the highest price paid by the offeror during the offer period and within 12 months prior to its commencement. See article 42 of the Articles, which are published on Atrium’s website www.aere.com.

L-rule 4:	The Articles provide for a notice period of at least 14 clear days regarding all general meetings, as permitted by Jersey law.

Annual Financial Report 2011    35

Corporate Governance Report

L-rule 8:	Atrium is required to comply with Jersey law. Under Jersey law there is no limit on the number of shares that can be repurchased so long as at least one share remains in issue. Shareholders’ approval is required by way of special resolution (66% majority of those voting) to sanction such repurchases. Where shares are purchased off market, they must be purchased pursuant to a contract approved in advance by an ordinary resolution of shareholders (in relation to which the holders of the shares to be purchased do not have the right to vote). Where shares are bought on market, authority can be granted by the shareholders to Atrium to permit it to purchase shares for a period of 18 months from the giving of the authority.

C-rule 18:	In 2011, Atrium implemented a separate internal audit function. The internal auditor reports to the chairman of the Audit Committee in respect of his professional audit duties and responsibilities and to the Chief Financial Officer in respect of functional matters. The internal auditor’s duties and responsibilities are determined by the Audit Committee. The internal auditor submits reports to each meeting of the Audit Committee.

C-rule 27:	We refer to the explanation given in respect of C-rule 30 below. The arrangement with the Chief Executive Officer (“CEO”) does not contain a provision whereby Atrium can reclaim bonuses paid, nor does it contain a maximum limit (either as an amount or as a percentage of the fixed remuneration component).

C-rule 27a:	In the case of termination by Atrium (other than for cause), the CEO is entitled to receive and benefit from the salary, bonuses and vesting of options from the effective date of termination of her employment until the expiry of her employment agreement. This applies irrespective of whether there are two or more years until the expiry of the relevant employment agreement. Note the CEO’s current employment agreement expires on 31 July 2013 and, accordingly, there is a period of less than two years until expiry of the agreement from the date of this report.

C-rule 28:	In 2009, Atrium established the ESOP, under which the Board can grant share options to key employees. The ESOP was approved by the shareholders at an extraordinary general meeting held on 6 April 2009. Options under the ESOP are granted unconditionally; no performance criteria apply at grant or at exercise. Unless provided otherwise, one-third of the options granted vest after one year following the grant date, another one-third vest after two years following the grant date and the final one-third vest after three years following the grant date. Subject to the terms of the ESOP, option holders are entitled to exercise their options upon vesting. As part of her contract extension, 1,000,000 options were granted to the CEO on 16 March 2010 and such options will vest in two equal portions of 500,000 each on 1 July 2012 and on 1 July 2013, respectively. The Directors may amend the ESOP as they consider appropriate, provided that they shall not make any amendment that would materially prejudice the interests of existing option holders, other than with the consent in writing of a majority of 75% of all such option holders. During the year the Directors resolved that the grant period for the ESOP be extended for a period of one year (until 9 March 2013).

C-rule 30:	The Board of Directors has determined, for the purposes of approving the remuneration of the CEO, that individual and selective performance criteria were inappropriate to measuring her performance in the year under review. The Board of Directors considers that the overall CEO’s performance and achievements in the context of the challenges faced in carrying out her role justify payment of the bonus component of the CEO’s compensation package.

C-rule 39:	As set out in the Articles, Atrium has adopted the test of independence set out in the rules of the New York Stock Exchange for the purposes of assessing the independence of its Directors. Currently, a majority of the members of the Compensation and Nominating Committee are not independent in accordance with, and as defined in, the rules of the New York Stock Exchange. However, a majority of the Committee are independent of the company. Those individuals appointed to the Compensation and Nominating Committee are those Directors who are regarded by the Board as best equipped (including as a consequence of prior experience and/ or expertise) to contribute to the deliberations of the committee and, accordingly, Atrium believes that the current composition of the Committee is in the best interests of Atrium.

C-rule 43:	In 2011, the Chairman of the Compensation and Nominating Committee was not the same person as the Chairman of the Board of Directors. Mr. Neil Hasson was initially the Chairman of the Compensation and Nominating Committee and (following his resignation from the Board of Directors in 2011) was replaced as Chairman by Mr. Dipak Rastogi (an existing member of the Compensation and Nominating Committee). In the 2011 AGM the Chairman of the Board did not explicitly refer to the principles of the remuneration system applicable to the Board as these principles remained unchanged to those applied in 2010 and disclosed in Atrium’s corporate governance report in respect of its business year ended 31 December 2010.

C-rule 53:	In accordance with the Articles and as stated in the prospectus for the listing of Atrium’s shares on the official market of the Vienna Stock Exchange and on Euronext Amsterdam by NYSE dated 10 August 2009, at least half of the Directors are independent in accordance with, and as defined in, the rules of the New York Stock Exchange.

36

Corporate Governance Report

L-rule 56:	Atrium applies this rule to its independent Directors only. Atrium believes that non-independent Directors should be allowed to assume more than eight mandates because they may be required by their employers or principals to serve on multiple boards.

L-rule 58:	Atrium has not appointed a vice-Chairman, as it is not required to do so pursuant to Jersey law.

The Board of Directors

CHAIM KATZMAN	RACHEL LAVINE
Chairman of the Board	Director and CEO

DIPAK RASTOGI	JOSEPH AZRACK
Director	Director

PETER LINNEMAN	THOMAS WERNINK
Director	Director

AHARON SOFFER	NOAM BEN-OZER
Director	Director

ANDREW WIGNALL	SIMON RADFORD
Director	Director

Annual Financial Report 2011    37

Annual Financial Statements

38

Annual Financial Statements

Annual Financial Statements

Annual Financial Report 2011    39

Annual Financial Statements

2. Annual Financial Statements

Directors’ Report

The Directors submit their report and the audited consolidated financial statements of Atrium European Real Estate Limited (“Atrium”) and its subsidiaries (together with Atrium, the “Group”) for the year ended 31 December 2011.

Incorporation

Atrium was incorporated in Jersey, Channel Islands, on 8 December 1997.

Principal activities

The principal activity of the Group is the ownership, management and development of commercial real estate in the retail sector. The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

Results

The results for the year are shown in the consolidated income statement on page 42.

Dividend

For the year ended 31 December 2011, the directors of Atrium had approved a dividend policy of €0.14 per ordinary share amounting to a total of €52.2 million, declared and paid quarterly (2010: €44.7 million).

In November 2011, the Board approved an increase in the dividend policy from €0.14 to €0.17 per ordinary share per annum (subject to any legal regulatory requirements and restrictions of commercial viability), to be declared and paid quarterly. This increase will apply in respect of the first payment in 2012 expected on 30 March 2012 and would result in an aggregate dividend payment of approximately €63.3 million in 2012.

Directors

Atrium’s directors who served during the year under review and as of the date of approving these financial statements are listed on page 34 in the Corporate Governance Report.

Company secretary

Aztec Financial Services (Jersey) Limited is the Secretary and Administrator of Atrium. Atrium has not concluded any agreements with Aztec Financial Services (Jersey) Limited except for the agreements in connection with the above mentioned services, use of their address for the registered office of Atrium and agreements with Simon Radford, director of both Aztec Financial Services (Jersey) Limited and of Atrium. Aztec Financial Services (Jersey) Limited held one share of Atrium as at 31 December 2011, see note 2.16 of the financial statements.

Directors’ responsibilities

The Directors are responsible for preparing the financial statements in accordance with applicable law and International Financial Reporting Standards. The Directors have decided to use International Financial Reporting Standards as endorsed by the European Union (“EU”). Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of Atrium and of the profit or loss of Atrium for that year. During the preparation of these financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on a going concern basis unless it is inappropriate to presume that Atrium will continue as a going concern.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of Atrium and enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They are also responsible for safeguarding the assets of Atrium and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

15 March 2012

40

Annual Financial Statements

Consolidated Statement of Financial Position at 31 December 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
		2011		2010
	Note	€’000	€’000	€’000	€’000
Assets
Non current assets
Standing investments	2.4	2,077,246		1,503,301
Developments and land	2.5	587,351		634,616
Other property, plant and equipment	2.6	2,196		2,484
			2,666,793		2,140,401
Goodwill	2.7	11,475		11,475
Deferred tax assets	2.8	2,330		1,804
Financial instruments	2.12	41,240		52,019
Other assets	2.9	43,537		45,079
			98,582		110,377
Current assets
Assets held for sale	2.15	—		134,727
Receivables from tenants	2.10	14,267		10,247
Prepayments	2.13	14,777		13,330
Other receivables	2.11	8,693		12,290
Income tax receivable		2,564		3,476
Financial instruments	2.12	101		7,059
Cash and cash equivalents	2.14	234,924		373,524
			275,326		554,653
Total assets			3,040,701		2,805,431

Equity and liabilities
Equity
Stated capital	2.16	2,899,118		2,950,951
Other reserves	2.17	(3,768)		1,828
Income account		(531,131)		(676,401)
Currency translation		(84,393)		(92,637)
Non controlling interest		(15,283)		3,234
			2,264,543		2,186,975
Non current liabilities
Long term borrowings	2.18	542,662		364,129
Derivatives	2.19	9,060		—
Deferred tax liabilities	2.20	76,758		57,901
Long term liabilities from leases	2.21	44,483		20,591
Other long term liabilities	2.22	17,457		12,913
			690,420		455,534
Current liabilities
Trade and other payables	2.21, 2.23	36,338		48,096
Payables related to acquisitions		485		82
Liabilities held for sale	2.15	—		30,416
Accrued expenditure	2.24	22,959		22,546
Short term borrowings	2.18	25,330		61,106
Provisions		589		554
Income tax payable		37		122
			85,738		162,922
Total equity and liabilities			3,040,701		2,805,431

The financial statements were approved and authorised for issue by the Board of Directors on 15 March 2012 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and Chaim Katzman, Chairman.

Annual Financial Report 2011    41

Annual Financial Statements

Consolidated Income Statement for the year ended 31 December 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
		2011		2010
	Note	€’000	€’000	€’000	€’000
Gross rental income	2.25	172,173		151,462
Service charge income	2.26	68,431		64,141
Net property expenses	2.27	(85,734)		(81,108)
Net rental income			154,870		134,495

Net result on acquisitions and disposals	2.28	31,791		(164)
Costs connected with developments		(4,660)		(3,485)
Revaluation of investment properties	2.4, 2.5	77,321		30,889
Other depreciation, amortisation and impairments	2.29	(1,392)		(3,869)
Net administrative expenses	2.30	(37,770)		(32,416)
Net operating profit			220,160		125,450

Interest income	2.31	6,120		6,829
Interest expense	2.31	(23,242)		(19,478)
Other financial income/(expenses)	2.32	(33,341)		13,038
Profit before taxation			169,697		125,839

Taxation charge for the year	2.33	(26,451)		(14,781)

Profit after taxation for the year			143,246		111,058

Attributable to:
Equity holders of the parent		145,270		112,423
Non controlling interest		(2,024)	143,246	(1,365)	111,058

Basic & diluted earnings per share in €, attributable to shareholders*	2.34		0.39		0.30

*	Options under the Employee Share Option Plan have an anti-dilutive effect.

Consolidated Statement of Comprehensive Income for the year ended 31 December 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
		2011		2010
	Note	€’000	€’000	€’000	€’000
Profit for the year		143,246		111,058
Exchange differences arising on translation of overseas operations		5,448		(1,032)
Movements in hedging reserves (net of deferred tax)		(7,339)		—
Deferred tax on items taken directly to equity	2.8, 2.20	2,215		(2,438)
Total comprehensive income for the year			143,570		107,588

Attributable to:
Equity holders of the parent		146,175		115,842
Non controlling interest		(2,605)	143,570	(8,254)	107,588

42

Annual Financial Statements

Consolidated Cash Flow Statement for the year ended 31 December 2011

	September 30,	September 30,	September 30,
		2011	2010
	Note	€’000	€’000
Cash flows from operating activities
Profit before taxation		169,697	125,839
Adjustments for:
Other depreciation, amortisation and impairments		1,392	3,869
Revaluation of investment properties		(77,321)	(30,889)
Foreign exchange loss/(profit)		22,290	(25,062)
Change in provisions and share based payments		1,763	1,455
(Profit)/loss on disposal of investment properties and financial assets		(31,791)	164
Fair value loss on financial assets and other financial expenses		11,451	11,995
Profit from bond buybacks		(923)	(760)
Interest expense		23,242	19,478
Interest income		(6,120)	(6,829)
Operating cash flows before working capital changes		113,680	99,260

Decrease in trade and other receivables		11,466	10,338
(Increase)/decrease in prepayments		(1,301)	927
Increase/(decrease) in trade and other payables		(2,984)	14,139
Decrease in accrued expenditure		(368)	(7,774)
Cash generated from operating activities		120,493	116,890

Interest paid		(20,926)	(21,026)
Interest received		3,192	3,589
Corporation taxes paid		(1,358)	(2,099)
Net cash generated from operating activities		101,401	97,354

Cash flows from investing activities
Payments related to investment properties		(478,421)	(41,756)
Proceeds from the disposal of investment properties		170,555	9,091
Sale of subsidiaries net of cash acquired		(6,511)	—
Acquisition of subsidiaries net of cash acquired		(3,799)	—
Net cash used in investing activities		(318,176)	(32,665)

Net cash flow before financing activities Cash flows from financing activities		(216,775)	64,689
Proceeds from issuance of share capital		310	850
Decrease in borrowings		(111,284)	(237,937)
Increase in borrowings		248,065	—
Dividends paid		(52,198)	(44,698)
Net cash generated/(used) in financing activities		84,893	(281,785)

Net decrease in cash and cash equivalents		(131,882)	(217,096)
Cash and cash equivalents at the beginning of year		373,524	610,673
Effect of exchange rate fluctuations on cash held		(6,718)	(970)
Cash and cash equivalents including cash within assets held for sale at the end of year		234,924	392,607
Cash and cash equivalents classified as assets held for sale		—	(19,083)
Cash and cash equivalents at the end of year	2.14	234,924	373,524

Annual Financial Report 2011    43

Annual Financial Statements

Consolidated Statement of Changes in Equity for the year ended 31 December 2011

		Stated capital	Other reserves	Hedging reserves	Income account	Currency translation	Share- holder interest	Non controlling interest	Total equity
	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2010		2,994,799	360	—	(788,824)	(96,056)	2,110,279	11,488	2,121,767

Total comprehensive income		—	—	—	112,423	3,419	115,842	(8,254)	107,588

Transactions with owners
Issue of no par value shares	2.17	850	(54)	—	—	—	796	—	796
Share based payment	2.17	—	1,522	—	—	—	1,522	—	1,522
Dividends	2.16	(44,698)	—	—	—	—	(44,698)	—	(44,698)

Balance as at 31 December 2010		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975

Balance as at 1 January 2011		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975

Total comprehensive income		—	—	(7,339)	145,270	8,244	146,175	(2,605)	143,570

Transactions with owners
Issue of no par value shares	2.17	365	(55)	—	—	—	310	—	310
Share based payment	2.17	—	1,798	—	—	—	1,798	—	1,798
Dividends	2.16	(52,198)	—	—	—	—	(52,198)	—	(52,198)
Acquisition of non controlling interest		—	—	—	—	—	—	(15,912)	(15,912)

Balance as at 31 December 2011		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543

44

Notes to the Financial Statements

Notes to the Financial Statements

2.1 Reporting entity

Atrium European Real Estate Limited is a company incorporated and domiciled in Jersey. Its current registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2.2 Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”), as endorsed by the EU.

The financial statements were approved and authorised for issue by the directors on 15 March 2012.

Basis of measurement

The financial statements are presented in thousands of Euros (“€ ‘000”), rounded to the nearest thousand, unless stated otherwise. They are prepared on the historical cost basis, unless described otherwise.

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, except for newly effective standards as described below and have been applied consistently by entities within the Group.

Functional and presentation currency

These financial statements are presented in Euros (“€ “), which is considered by the Group’s management to be the appropriate presentation currency due to the fact that the majority of the transactions of the Group are denominated in or based on this currency.

The individual financial statements of each of the Group entities use the currency of the primary economic environment in which the entity operates as its functional currency. The currency in which the entity generates rental income is the primary driver for determining the functional currency of that entity, but other cash flows are also taken into account.

The Euro has been determined to be the functional currency for the Group companies in Jersey, Poland, the Czech Republic (except for MANHATTAN Development s.r.o.), Slovakia, Russia, Hungary, Romania, Latvia, Turkey, Bulgaria, Georgia and Ukraine and also for the intermediate holding companies in Italy, Cyprus, Denmark, Luxembourg, Sweden and The Netherlands. Certain subsidiaries in Cyprus have US dollars (“USD”) as their functional currency.

As of 1 January 2011, the functional currency for the Russian entities owning developments and land, an entity in Georgia, as well as all the Ukrainian entities was determined to be the Euro. The main triggers which were applied to determine the Euro as the functional currency were the financing currency, the functional currency of the parent company, the dependency of those entities on the parent company and the assessment of whether cash flows from the activities of those entities are sufficient to service existing and anticipated debt obligations without funds being made available by the parent company.

Once the investment properties are rented out, the functional currency may be changed based on the currency in which rents are determined or to which rents are bound and taking into account other cash flows.

New standards, amendments to and interpretations of existing standards effective in the current period

The Group has adopted the following new and amended IFRSs as of 1 January 2011:

•	IAS 24—Related Party Disclosures. The revised IAS 24 amends the definition of a related party. The standard did not have a material impact on the Group’s current disclosure.

•

IFRS 3 (Amendment), Business Combinations. The amendment clarifies that contingent consideration arising in a business combination previously accounted for in accordance with IFRS 3 (2004) that remains outstanding at the adoption date of IFRS 3 (2008) continues to be accounted for in accordance with IFRS 3 (2004). Further it limits the accounting policy choice to measure non controlling interest upon initial recognition at fair value or at the non controlling interest’s proportionate share of the acquiree’s identifiable net assets to instruments that give rise to a present ownership interest and that currently entitles the holder to a share of net assets in the event of liquidation. As well the amendment expands the current guidance on the attribution of the market-based measure of an acquirer’s share-based payment awards issued in exchange for acquiree awards between consideration transferred and post-combination compensation costs when an acquirer is obliged to replace the acquiree’s existing awards to encompass voluntarily replaced unexpired acquiree awards. The amendment did not have any impact on the Group’s financial statements.

•

IFRS 7 (Amendment), Financial Instruments. The amendment adds an explicit statement that qualitative disclosure should be made in the context of the quantitative disclosures to better enable users to evaluate an entity’s exposure to risks arising from financial instruments. In addition, the IASB amended and removed some existing disclosure requirements. The amendment only affected the disclosures that relate to financial instruments and did not affect recognition and measurement.

•

IAS 1 (Amendment), Presentation of Financial Statements. The amendment clarifies that disaggregation of changes in each component of equity arising from transactions recognised in other comprehensive income is also required to be presented, but may be presented either in the statement of changes in equity or in the notes. The amendment did not have a material impact on the Group’s financial statements.

Annual Financial Report 2011    45

Notes to the Financial Statements

•

IAS 27 (Amendment), Consolidated and Separate Financial Statements. The amendment clarifies that the consequential amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures resulting from IAS 27 (2008) should be applied prospectively, with the exception of amendments resulting from renumbering. The amendment did not have any impact on the Group’s financial statements.

•

IAS 32 (Amendment), Financial Instruments. The IASB amended IAS 32 to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The amendment did not have any impact on the Group’s financial statements.

•

IFRIC 19 – Extinguishing financial liabilities with equity instruments (effective for annual periods beginning on or after 1 July 2010). The interpretation specifies accounting by the debtor in a debt for equity swap transaction. The standard did not have any impact on the Group’s financial statements.

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group early

•

IAS 12 (Amendments) Deferred Tax: Recovery of Underlying Assets. In December 2010 the IASB issued the Amendments to IAS 12 with an effective date of 1 January 2012. The amendment is not expected to have a material impact on the Group’s financial statements.

•

IAS 1 (Amendments) Presentation of Items of Other Comprehensive Income that requires items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendment will affect disclosure only and does not affect recognition and measurement. The effective date is 1 July 2012.

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2013 and subsequent periods, but the Group has not adopted them early:

•

IFRS 9 Financial Instruments. In November 2009 the IASB issued IFRS 9, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement” (the standard is effective for annual periods beginning on or after 1 January 2013 but may be applied earlier). IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised at cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

IFRS 9 (Standard issued in October 2010) adds the requirements related to classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.

•

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation – Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

•

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method.

•

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

•

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements. IAS 27 (2011) supersedes IAS 27 (2008). IAS 27 (2011) carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarification.

•	IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

46

Notes to the Financial Statements

•

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. IFRS 13 does not contain new requirements or exceptions to measure assets and liabilities at fair value.

The Group is currently reviewing the standards and amendments to determine their effect on the Group’s financial reporting.

Use of judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and associated assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, significant areas of estimation, uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements relate to standing investments (note 2.4), developments and land (note 2.5), goodwill (note 2.7), deferred taxes (notes 2.8) and (note 2.20), other assets (note 2.9), and contingencies (note 2.41).

2.3 Significant accounting policies

Basis of consolidation

Subsidiaries

Subsidiaries are all those entities controlled by Atrium. Control exists when Atrium has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken in account.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Group.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Associates

Associates are all entities over which the Group has significant influence but not control, generally through a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognised at cost. The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations to or made payments on behalf of the associate.

Transactions eliminated on consolidation

Intra-group balances and any realised and unrealised gains and losses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. The majority of intra-group transactions consist of management and consultancy services, interest income and expenses arising from loans provided within the Group.

Non controlling interest

Non controlling interest consists of the amount of those interests at the date of the original business combination and the non controlling share of changes in equity since the date of the combination. In accordance with IAS 27 (Consolidated and Separate Financial Statements) starting from 1 January 2010 prospectively the total comprehensive income is attributed to the owners of the parent company and to the non controlling interest even if this results in the non controlling interest having a deficit balance.

Full consolidation

Full consolidation requires a combination of the financial statements of Atrium and its subsidiaries line by line by adding together like items of assets, liabilities, equity, income and expenses. Further steps in accordance with IAS 27 (Consolidated and Separate Financial Statements) are performed in order that the consolidated financial statements present financial information about the Group as that of a single economic entity.

Annual Financial Report 2011    47

Notes to the Financial Statements

Consolidation group

The Group consists of Atrium and the following entities:

Company name	Country	Ownership
SOFIA PARK AD	Bulgaria	100%
ABERGAVENNY INVESTMENTS LIMITED	Cyprus	70%
ATTILO HOLDINGS LIMITED	Cyprus	100%
BROADVALE HOLDINGS LIMITED	Cyprus	100%
DALSEN SERVICES LIMITED	Cyprus	90%
DANELDEN ENTERPRISES LIMITED	Cyprus	100%
ETHERLAND INVESTMENTS LIMITED	Cyprus	100%
MALL GALLERY 1 LIMITED	Cyprus	63%
MALL GALLERY 2 LIMITED	Cyprus	100%
MD CE HOLDING LIMITED	Cyprus	100%
MD REAL ESTATE MANAGEMENT LTD	Cyprus	80%
MD RUSSIA HOLDING LIMITED	Cyprus	100%
MD TIME HOLDING LIMITED	Cyprus	77%
NOKITON INVESTMENTS LIMITED	Cyprus	51%
PATTONGATE TRADING LIMITED	Cyprus	85%
Atrium Flóra a.s	Czech Republic	100%
Euro Mall Brno Real Estate, s.r.o.	Czech Republic	100%
FLÓRA-SEN s.r.o	Czech Republic	100%
MANHATTAN Development s.r.o.	Czech Republic	100%
Manhattan Real Estate Management s.r.o.	Czech Republic	100%
Veverí Centre s.r.o.	Czech Republic	100%
FORAS HOLDING A/S	Denmark	100%
PoloniaCo ApS	Denmark	100%
EUROPA & Co LLC	Georgia	85%
ALFA—PIAC Kft.	Hungary	100%
Magnum Hungaria Invest Kft.	Hungary	100%
Manhattan Development Alfa Kft.	Hungary	100%
Manhattan Development Global Kft.	Hungary	100%
Manhattan Development Invest Kft.	Hungary	100%
Manhattan Development Kft.	Hungary	100%
Manhattan Development Projekt Kft.	Hungary	100%
Manhattan Development Property Kft.	Hungary	100%
Manhattan Development Tanne Kft.	Hungary	100%
Manhattan Real Estate Management Kft.	Hungary	100%
THESIS S.p.a.	Italy	100%
Atrium European Real Estate Nominees Limited	Jersey	100%
Atrium Treasury Services Limited	Jersey	100%
SIA Manhattan Real Estate Management	Latvia	100%
SIA MD Galerija Azur	Latvia	100%
Hedan S.A.	Luxemburg	100%
Atrium European Coöperatief U.A.	Netherlands	100%
Atrium European Management N.V.	Netherlands	100%
Atrium Turkey B.V.	Netherlands	100%
Atrium Turkey Adana Bossa B.V.	Netherlands	100%
Atrium Turkey Goeztepe B.V.	Netherlands	100%
Atrium Turkey Kahramanmaras B.V.	Netherlands	100%
Atrium Turkey Samsun B.V.	Netherlands	100%
Atrium Turkey Urfa B.V.	Netherlands	100%
Morning Rise B.V.	Netherlands	85%
AGROMEX DEVELOPMENT Sp. z o.o.	Poland	100%

48

Notes to the Financial Statements

Company name	Country	Ownership
Allegra Investments Sp. z o.o.	Poland	100%
Atrium Koszalin Sp. z o.o.* *	Poland	100%
Atrium Poland 1 Sp. z o.o.	Poland	100%
Atrium Poland 2 Sp. z o.o.	Poland	100%
Atrium Poland 3 Sp. z o.o.	Poland	100%
Atrium Poland Real Estate Management Sp. z o.o	Poland	100%
BYTOM PROPERTY Sp. z o.o.	Poland	100%
CENTRUM HANDLOWE FELIN Sp. z o.o.	Poland	100%
CENTRUM HANDLOWE NEPTUNCITY Sp. z o.o.	Poland	100%
EURO MALL POLSKA XVI Sp. z o.o. *	Poland	24%
EURO MALL POLSKA XIX Sp. z o.o. *	Poland	24%
EURO MALL POLSKA XX Sp. z o.o. *	Poland	24%
FORAS REDUTA PROPERTY Sp. z o.o.	Poland	100%
FORAS TARGOWEK Sp. z o.o.	Poland	100%
FORAS TARGOWEK PROPERTY Sp. z o.o.	Poland	100%
GALERIA BIALYSTOK Sp. z o.o.	Poland	100%
GALERIA COPERNICUS TORUN Sp. z o.o.	Poland	100%
GALERIA COPERNICUS TORUN 2 Sp. z o.o.	Poland	100%
GALERIA NA WYSPIE Sp. z o.o.	Poland	100%
INVESTIM Sp. z o.o.	Poland	51%
L.P.H. Sp. z o.o.	Poland	100%
MANHATTAN DEVELOPMENT Sp. z o.o.	Poland	100%
MD JASZTRZEBIE ZDROJ Sp. z o.o.	Poland	100%
MD POLAND I Sp. z o.o.	Poland	100%
MD POLAND II Sp. z o.o.	Poland	100%
MD POLAND III Sp. z o.o.	Poland	100%
PROGRES 77 Sp. z o.o.	Poland	51%
PROJEKT ECHO-35 Sp. z o.o.	Poland	100%
Wiosenny Atrium Poland Real Estate Management Sp. z o.o. S.K.A.	Poland	100%
Zielony Atrium Poland Real Estate Management Sp. z o.o. S.K.A.	Poland	100%
Atrium Romania Real Estate Management SRL	Romania	100%
Land Development Project SRL	Romania	100%
PROPERTY DEVELOPMENT ONE SRL	Romania	100%
PROPERTY DEVELOPMENT TWO SRL	Romania	100%
OOO Bugry	Russia	100%
OOO Delta	Russia	77%
OOO Engineerics	Russia	63%
OOO Everest	Russia	77%
OOO Foras Kislovodsk	Russia	100%
OOO Foras Magnitogorsk	Russia	100%
OOO Foras Sergiev Posad	Russia	100%
OOO Foras Volzhsky	Russia	100%
OOO Mall Management	Russia	80%
OOO Manhattan Brateevo	Russia	100%
OOO Manhattan Development	Russia	100%
OOO Manhattan Real Estate Management	Russia	100%
OOO Manhattan Signalny	Russia	100%
OOO Manhattan Yekaterinburg	Russia	100%
OOO MD Togliatti	Russia	77%
OOO Retail Togliatti	Russia	100%
OOO Sodruzhestvo	Russia	77%
OOO Stroyremmontazh	Russia	100%
OOO Zvezdnyi Gorod	Russia	77%

Annual Financial Report 2011    49

Notes to the Financial Statements

Company name	Country	Ownership
ZAO Dialog	Russia	77%
ZAO Megapolis	Russia	77%
ZAO Nautilus	Russia	77%
ZAO Patera	Russia	100%
ZAO Rubikon	Russia	77%
ZAO Universal	Russia	51%
ZAO Universal-Ural	Russia	51%
Manhattan Development SK a.s.	Slovakia	100%
Manhattan Real Estate Management SK s.r.o.	Slovakia	100%
PALM Corp s.r.o.	Slovakia	100%
SLOVAK INVESTMENT GROUP, a.s.	Slovakia	100%
Trettioencorp AB	Sweden	100%
BALCOVA GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
Manhattan Gayrimenkul Yönetimi Limited Sirketi	Turkey	100%
MEL 1 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
MEL 6 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
Istmar Tem Gayrimenkul Yatirim Insaat Ve Ticaret A.S.* *	Turkey	100%
A.Kharkiv 1, LLC	Ukraine	99.9%
A.Kharkiv 2, LLC	Ukraine	99.9%
A.Kharkiv 3, LLC	Ukraine	99.9%
A.Kyiv LLC	Ukraine	100%
ENGINEERICS UKRAINE LLC	Ukraine	63%
OJSC Ipodrom	Ukraine	90%
VORONTSOVSKI VEZHI LLC	Ukraine	70%

*	These entities are equity accounted for. The financial impact of associates is not material to the Group’s consolidated financial statements.

**	Companies renamed:

•	Istmar Tem Gayrimenkul Yatirim Insaat Ve Ticaret A.S. previously MULTI TURKMALL ALTI EMLAK YATIRIM INSAAT VE TICARET A.S.

•	Atrium Koszalin Sp. z o.o. previously Multi Veste Poland 2 Sp. z o.o.

Foreign currency

Transactions in foreign currencies on an entity basis are translated to the functional currency at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate prevailing at that date. Non monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates prevailing at the dates the fair values are determined.

On consolidation, the assets and liabilities of the Group’s foreign entities with a functional currency other than Euro are translated into Euro at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period.

The exchange differences that arise from the translation of statement of financial position and income statement from the functional to the presentation currency are recognised in other comprehensive income and presented as a separate component of equity until the disposal of the foreign entity, when the cumulative amount in equity is reclassified to the income statement as part of the gain or loss on disposal. Exchange differences arising on items, which in substance form part of the net investment in a foreign entity, are also presented in the statement of comprehensive income and as a separate component of equity until the disposal of the net investment.

Standing investments

Standing investments comprise properties held to earn rental income and land related to those properties. Standing Investments are recognised at cost on initial recognition and subsequently at fair value. The fair values of all standing investments were determined by Group management based on the valuations received from Cushman & Wakefield and Jones Lang LaSalle, both external independent international valuation companies and real estate consultants, having an appropriately recognised professional qualification and recent experience in the respective locations and categories of properties being valued. The valuations were prepared in accordance with the Royal Institution of Chartered Surveyors Valuation Standards published by the Royal Institution of Chartered Surveyors (the “Red Book”). One property was valued by the Group management.

50

Notes to the Financial Statements

The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing and the parties having each acted knowledgeably, prudently and without compulsion.

Each property has been valued individually and not as part of a portfolio. The valuations are prepared by considering the aggregate of the net annual rental income receivable from the properties and, where relevant, associated costs. A yield which reflects the risks inherent in the net cash flows is then applied to the net annual rental income to arrive at the property valuation. The yield used for the valuation depends on the country and the risk assessment of the asset.

Valuations of standing investments reflect, where appropriate: the type of tenants actually in occupation or responsible for meeting lease commitments or likely to be in occupation after letting of vacant accommodation and the market’s general perception of their creditworthiness; the allocation of maintenance and insurance responsibilities between lessor and lessee; and the remaining economic life of the property. The calculations are based on recently observable market data to the extent that it is available.

When technical improvements or extensions are constructed or added to an existing standing investment, the property will remain to be classified as a standing investment, which is measured at fair value.

Developments and land

Developments and land comprise development costs and land except for the land on which standing investments are situated.

Developments and land are recognised at cost on initial recognition and subsequently at fair value with any change therein recognised in the income statement.

All costs directly associated with the purchase and development of a property, and all subsequent capital expenditure that qualify as acquisition costs, are capitalised. The Group capitalises borrowing costs if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use have started and expenditure and borrowing costs are incurred. Capitalisation of borrowing costs may continue until the assets are substantially ready for their intended use. Capitalisation ceases when the project has been stopped. The capitalisation rate is determined by reference to the actual rate payable on borrowings for the respective development or by the average rate.

The fair value of most of the developments and land as at 31 December 2011 was determined internally by Group management and approximately 20% was valued by external independent international valuation company.

The determination of the fair value of the land plots was based on the value for which the land could be sold in the market, which was determined to be the gross development value of the completed project less cost to complete and an appropriate developer’s profit (“residual value”).

The gross development value is defined as the present value of future rents which are expected to be achieved from the standing investment once it is developed. The rental levels were set at the current market levels discounted at the pre-tax yield.

The pre-tax yield reflects the current market assessment of observable market yields for comparable assets as provided by the external independent international valuations companies, the time value of money and the risk specific to the asset. The yields used for this purpose ranged from 8.3% to 18.3% (2010: 8.3% to 20.0%) depending on the geographical area and the project type. Furthermore, for the calculation of the fair value of developments and land, in addition to the yields mentioned above, an additional risk premium was applied for discounting during the construction period. This risk premium ranged from 1.0% to 4.8% (2010: 0.0% to 3.5%) depending on the status of the developments.

Any gain or loss arising from a change in fair value of standing investments and development and land is recognised in the consolidated income statement under the caption revaluation of investment properties. In the case of entities whose functional currency is the local currency (i.e. not the Euro) the revaluation gain/ loss in the local currency is converted into Euro using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the investment properties in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Other property, plant and equipment

Other property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The useful life of the assets is usually between 60 and 120 months.

Depreciation is charged on the asset from the date that is available for use, for the entire useful life of the asset or until the date of its disposal. Depreciation is provided in equal monthly instalments over the estimated useful life of the assets.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of the Group’s share of the identifiable net assets acquired.

Annual Financial Report 2011    51

Notes to the Financial Statements

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is tested for impairment annually or whenever there is an indication that assets may be impaired.

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating units to which goodwill has been allocated. The Group’s cash-generating units are located in the countries in which the Group operates. The recoverable amount is the higher amount of the fair value less the cost to sell or the value in use of the cash generating unit. Determination of the value in use requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value.

Future cash flows of real estate companies are mainly derived from the cash flows of the standing investment properties and future standing investment properties and are therefore reflected in the fair values of investment properties. Goodwill itself mainly arises due to the recognition of deferred tax liabilities in the course of the purchase price allocation. Therefore, goodwill impairment testing is carried out by comparing the goodwill recognised to the carrying value of deferred tax liabilities per country. Any excess of goodwill over deferred tax liabilities is considered as a goodwill impairment loss.

Impairment losses are recognised immediately in the income statement. Impairment losses in respect of goodwill are not reversed.

Other intangible assets

Other intangible assets are defined as identifiable, non monetary assets without physical substance, which are expected to generate future economic benefits. Other intangible assets include assets with an estimated useful life greater than one year.

Other intangible assets that are acquired by the Group are measured at cost less accumulated amortisation and accumulated impairment losses.

Amortisation of other intangible assets is recorded on a straight line basis over their estimated useful lives. The useful lives of the assets are usually between 48 and 120 months.

Amortisation is charged on an asset from the date it is available for use to the date of its disposal.

Assets held for sale

Non current assets (or a disposal group) are classified as held for sale if their carrying amounts are to be recovered principally through a sale transaction rather than through continuing use. Non current assets (or a disposal group) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell (costs to sell are the incremental costs directly attributable to the disposal of an asset or disposal group excluding finance costs and income tax expenses). Once classified as held for sale, the property, plant and equipment and intangible assets are no longer depreciated and amortised, and any equity-accounted investee is no longer equity accounted.

Financial instruments

Categories

Financial assets of the Group are classified as loans and receivables.

For more details see also note 2.38.

Loans and receivables provided outside the Group are measured at amortised cost, using the effective interest method, less impairment.

Derivatives are measured at fair value, described under Hedging reserves.

Financial liabilities in the Group are classified as other financial liabilities and are measured at amortised cost using the effective interest method.

Classes

Financial instruments of the Group are broken down into the following classes according to the characteristics of the financial instruments.

Financial assets:

•	Long term financial instruments;

•	Receivables from tenants;

•	Other receivables;

•	Short term financial instruments;

•	Cash and cash equivalents.

Financial liabilities:

•	Long term borrowings;

•	Derivatives;

•	Long term liabilities from leases;

•	Other long term liabilities;

•	Trade and other payables;

•	Payables related to acquisitions;

•	Accrued expenditure;

•	Short term borrowings.

Financial assets are reviewed annually by management for impairment or whenever there is an indication that an asset may be impaired, taking into consideration the probable event of non-collection of the debt or receivable.

Other non current assets

Other non current assets are stated at their cost less impairment loss.

Other current assets

Other current assets comprise of prepayments and income tax receivable and are measured at their cost and reduced by appropriate allowances for estimated impaired amounts. Appropriate allowances are recognised in the income statement.

52

Notes to the Financial Statements

Cash and cash equivalents

Cash and cash equivalents are measured at amortised cost.

Cash and cash equivalents comprise cash in hand, deposits on demand, and other short term highly liquid assets that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

Impairment

At reporting date, the Group management reviews the carrying amount of the Group’s assets, other than investment properties measured at fair value and deferred tax assets, to determine whether there is any indication of impairment loss. If any such indication exists, the asset’s recoverable amount is estimated.

All assets that are subject to impairment are tested annually and whenever there is an indication that the asset may be impaired. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement immediately.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Stated capital

The stated capital account consists of the proceeds received and receivable by Atrium from the issue of its ordinary shares, net of direct issue costs.

Dividends

Dividends on ordinary shares are recognised as a liability in the period in which they are declared. Dividends declared during the period have been presented as a reduction in the stated capital of Atrium.

Other reserves

Other reserves comprise equity settled share based payments.

Share based payments

Atrium operates an Employee Share Option Plan (“ESOP”) under which the Group receives services from key employees selected by the Board in consideration for equity instruments settled in shares. The costs of these transactions are measured at the fair value of options granted at the date of grant.

The cost of the ESOP is recognised in the income statement, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting period”). The cumulative expense, recognised for equity settled transactions at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately be vested. The charge or credit to the income statement represents the movement in cumulative expense recognised at the beginning and at the end of that reported period.

Hedge accounting

During the course of its general business activities, the Group is exposed to interest rate risks on loans. The Group’s policy is to aim to minimise the interest rate risk on loans.

On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in the income statement as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately to the income statement. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to the income statement.

Borrowings

Borrowings are recorded as the proceeds received, net of direct issuance costs, and are amortised to the settlement amount using the effective interest method. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the income statement using the effective interest method and are deducted from the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Annual Financial Report 2011    53

Notes to the Financial Statements

Short term borrowings represent borrowings that are due within 12 months. Long term borrowings represent borrowings due after more than 12 months.

When an element of bonds issued by the Group is repurchased before maturity, the carrying amount of the bond is allocated between the element that continues to be recognised and the element that is derecognised based on the relative fair values of such element on the date of repurchase. The difference between (a) the carrying amount allocated to the element derecognised and (b) the consideration paid is recognised as profit or loss on repurchase of bonds in the income statement.

Convertible bonds (the “Subordinated Convertible Securities”)

Subordinated Convertible Securities are split into a financial liability and an equity instrument. The financial liability represents Atrium’s obligation to make scheduled payments of interest and principal that exists as long as the instrument is not converted. On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without conversion. The equity instrument is an embedded option to convert the liability into equity of Atrium. The fair value of the option comprises its time value and its intrinsic value, if any.

For Subordinated Convertible Securities extinguished before maturity through an early redemption or repurchase in which the original conversion privileges are unchanged, the consideration paid and any transaction costs for the repurchase or redemption are allocated to the liability and equity components of the Subordinated Convertible Securities at the date of the transaction. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with that used in the original allocation to the separate components of the proceeds received by Atrium when the Subordinated Convertible Securities were issued.

Once the allocation of the consideration is made, any resulting gain or loss is treated in accordance with accounting principles applicable to the related component, as follows:

(a)	the amount of gain or loss relating to the liability component is recognised in the income statement; and

(b)	the amount of consideration relating to the equity component is recognised in equity.

Provisions

A provision is recognised in the statement of financial position if, as a result of a past event, the Group has a present legal or otherwise binding obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Liabilities from leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

At the inception of the lease, assets held under a finance lease are recognised at their fair value or, if lower, at the present value of the minimum lease payments. Subsequently such assets are measured in analogy to other assets held under the relevant caption (e.g. investment properties – at fair value; other property, plant and equipment—depreciated costs less impairment). The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Minimum lease payments are apportioned between finance charges and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, within the caption other financial income and expenses.

Other non financial long term liabilities and current liabilities

Other non financial long term liabilities and current liabilities are measured at cost.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, value added tax (“VAT”) and other sales related taxes.

Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease. Utility costs incurred by the Group on properties that are leased to third parties are largely reinvoiced to the lessees, and the subsequent income and expense is recognised on an accrual basis.

Other income

All other significant operating income or expenses are recognised on an accrual basis.

The gain or loss arising on the disposal of properties is determined as the difference between the sale proceeds and the carrying value of the property and is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Service charge income

Service charge income includes payments received by the Group for utilities and other services provided to tenants. Generally, reinvoiceable utilities are a pass through item for the Group recorded on a gross basis. The rental agreements normally specify which cost items are reinvoiceable by the Group and can be charged to tenants. There are two different categories of reinvoiceable income and expenses:

54

Notes to the Financial Statements

•	Utilities such as gas, water, electricity or telephone services which can be measured individually for each tenant;

•

Fixed cost items such as centre management, marketing, cleaning or security services which cannot be directly measured individually for each tenant. These costs are normally calculated on a pro-rata basis per square metre occupied by each tenant.

Tenants are normally required to make a security deposit and monthly prepayments for the reinvoiceable service charges. Once a year, the prepayments are netted against the actual cost and the difference is, if contractually agreed, settled between the Group’s company and the tenants. To the extent that there are vacancies in a property, the Group has to bear the cost of covering the allocated and pro-rata reinvoiceable service charges.

Interest income and expenses, other financial income and expenses

Interest income and expenses are accounted for using the effective interest method.

Other financial income and expenses comprise mainly foreign currency gains and losses.

Taxation

Taxation expense comprises corporate income tax for the year and deferred tax. Corporate income tax is recognised in the income statement. Deferred tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or in other comprehensive income, in which case it is recognised in equity or in other comprehensive income.

The corporate income tax is based on taxable profit for the year and the average tax rate. The taxable profit differs from the net loss or profit as reported in the income statement because it is adjusted for items of income or expense that are taxable or deductible in other years and for items that are not taxable or deductible.

Deferred tax

Deferred tax is calculated on all temporary timing differences between the carrying amounts of an asset or liability in the consolidated financial statements and its tax base.

Deferred tax is computed on the total amount of the revaluation adjustment for investment properties.

Future changes in tax rates are considered if the relevant legal amendment has been passed as of the reporting date.

A deferred tax asset shall be recognised on the unused tax losses carry forward and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

Deferred tax assets are offset against deferred tax liabilities within one entity only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Earnings per share

Earnings per share are calculated by dividing the profit or loss after taxation attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Operating segment

An operating segment is a component of the Group that is engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the Group’s chief operating decision maker, (the executive management of Atrium), in order to allocate resources to the segment and assess its performance, and for which discrete financial information is available.

The Group has two reportable segments:

•	The standing investment segment includes all commercial real estate held to generate rental income of the Group;

•	The development segment includes all development activities and activities related with land plots.

The reconciling item includes mainly holding activities and other items that relate to activities other than the standing investment segment and the development segment.

The Group’s reportable segments are strategic business sectors which carry out different business activities and are managed separately.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reliable basis. The Group evaluates performance of the standing investment segment on the basis of profit or loss from operations before tax excluding foreign exchange gains and losses. The performance of the development segment is evaluated based on expected yield on cost.

Geographical information is based on the geographical locations of the investment properties. The Group operates in the following countries: Poland, the Czech Republic, Slovakia, Russia, Hungary, Romania, Latvia, Turkey and Bulgaria. In addition, the Group has its holding, management or other companies in Cyprus, Denmark, Georgia, Italy, the Netherlands, Sweden, Ukraine and the parent company in Jersey.

2.4 Standing investments

The current portfolio of standing investments consists of 155 properties (2010: 153) which comprise 20 properties in Poland (2010: 18), 98 properties in the Czech Republic (2010: 97), 3 properties in Slovakia (2010: 3), 7 properties in Russia (2010: 7), 25 properties in Hungary (2010: 25), 1 property in Romania (2010: 1), 1 property in Latvia (2010: 1); less the only property in Turkey that was divested on 14 July 2011, having been classified as an asset held for sale as at 31 December 2010. The total value of the land lease was € 27.8 million as at 31 December 2011.

Annual Financial Report 2011    55

Notes to the Financial Statements

Over the course of 2011 the Group completed three shopping mall acquisitions, two in Poland and one in the Czech Republic. These new acquisitions added a further 117,600 sqm to the gross lettable area and have a fair value € 449.8 million as at 31 December 2011.

The Promenada shopping centre in Warsaw, Poland, was acquired in May 2011 for € 171.4 million. In September 2011, the Palác Flóra shopping centre (“Flora”) in Prague, the Czech Republic, was purchased at a price of € 190.8 million, which was subsequently revised to € 186.0 million due to adjustments at initial recognition. In December 2011, Atrium purchased the Molo shopping centre in Szczecin, Poland for consideration of € 55.0 million.

An analysis of the portfolio by country is provided in the table below:

	September 30,	September 30,	September 30,	September 30,
Standing Investments 2011 Country	Number of properties	Fair value €’000	Weighted average year of construction**	Weighted average year of acquisition***
Poland	20	986,215	2002	2007
Czech Republic	98	435,214	1997	2006
Russia	7	339,847	2006	2005
Hungary	25	90,985	1999	2004
Others*	5	224,985	2001	2005
Subtotal	155	2,077,246	2002	2006

	September 30,	September 30,	September 30,	September 30,
2010 Country	Number of properties	Fair value €’000	Weighted average year of construction**	Weighted average year of acquisition***
Poland	18	676,901	2003	2005
Czech Republic	97	241,073	1993	2003
Russia	7	284,819	2005	2005
Hungary	25	90,315	2000	2004
Others*	6	307,093	2003	2006
Subtotal	153	1,600,201	2002	2005
Less: standing investments presented as held for sale as at 31 December 2010
Turkey	(1)	(96,900)
Total	152	1,503,301

*	Represents properties in Romania, Slovakia and Latvia.

**	The weighted average year of construction is calculated based on the average year of construction for the properties within the applicable country of operation weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the country of operation.

***	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties within the applicable country of operation weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the country of operation.

56

Notes to the Financial Statements

A roll forward of the total standing investments portfolio is provided in the table below:

	September 30,	September 30,
Standing investments	2011 € ’000	2010 € ’000
Balance as at 1 January	1,503,301	1,474,884
Additions – financial leases	19,630	8,236
Additions – new properties	413,574	—
Additions – technical improvements, extensions	17,886	8,484
Transfer from developments and land	—	28,629
Disposals	—	(270)
Currency translation difference	(5,851)	11,727
Revaluation of standing investments	128,706	68,511
Transferred to assets classified as held for sale	—	(96,900)
Balance as at 31 December	2,077,246	1,503,301

The yields used for determining the fair values are stated in the table below:

	September 30,	September 30,
Standing investments	Net equivalent yield (weighted average) 2011	Net equivalent yield (weighted average) 2010
Country
Poland	7.0%	7.6%
Czech Republic	8.1%	9.5%
Slovakia	7.7%	8.3%
Russia	12.5%	13.5%
Hungary	8.9%	9.1%
Romania	9.4%	9.8%
Latvia	13.0%	13.0%
Average	8.4%	9.3%

Fair value of collateral

As at 31 December 2011, the Group had pledged a total of 78 standing investments (2010: 110) with a fair value of € 1,234.1 million (2010: € 828.2 million) and one development and land plot with a fair value of € 1.5 million (2010: 5 developments and land plots with a fair value of € 40.8 million) in favour of bondholders and various commercial banks.

Certain assets have been provided as collateral against bonds issued and loans held by the Group. The analysis of assets charged as collateral is as follows:

Standing investments

	September 30,	September 30,	September 30,
2011 Country	No. of collateral	Fair value of collateral €’000	Collateralised bonds and loans €’000
Poland	14	690,373	292,164
Czech Republic	40	334,279	224,269	**
Russia	—	—	—
Hungary	20	51,410	—
Others*	4	158,075	48,934
Total	78	1,234,137	565,367

	September 30,	September 30,	September 30,
2010 Country	No. of collateral	Fair value of collateral €’000	Collateralised bonds and loans €’000
Poland	12	401,161	182,400
Czech Republic	73	194,756	155,989	**
Russia	—	—	—
Hungary	21	87,025	12,243
Others*	4	145,253	51,677
Total	110	828,195	402,309

*	Represents properties in Romania and Slovakia.

**	Although the collateral for the 2003 Bond is identified as relating only to the Czech Republic in fact some of the assets pledged are in the Hungary and “Others” fair value collateral balances. We are presenting the total value of the bond against the Czech balance as it represents the majority of the collateral value.

2.5 Developments and land

	September 30,	September 30,
	2011	2010
	€’000	€’000
Balance as at 1 January	634,616	666,118
Additions – financial lease	10,549	6,981
Currency translation difference	18	10,033
Additions – cost of land and construction	19,724	23,843
Disposals	(28,799)	(8,884)
Transfer to standing investments	—	(28,629)
Interest capitalised	2,628	9,112
Revaluation of developments and land	(51,385)	(37,622)
Transferred to assets classified as held for sale	—	(6,336)
Balance as at 31 December	587,351	634,616

Purchase of adjacent land to Promenada

In 2011, Atrium acquired the public ground lease of a land plot adjacent to the Promenada shopping centre in Warsaw, Poland for € 9.3 million.

Annual Financial Report 2011    57

Notes to the Financial Statements

Sale of three land plots in Turkey

In February 2011, the Group sold its wholly owned subsidiary MEL 2 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S. which owned a land plot in the city of Samsun on the Black Sea coast in Turkey with the book value of the asset was € 14.5 million.

In April 2011, MEL 3 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S., which owned a land plot in Kahramanmaras, a city located in the southeast of Turkey. The book value of the asset was € 10.1 million.

In August 2011, the Group sold another wholly owned subsidiary MEL 4 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S., which owned a land plot in the city of Sanliurfa in Turkey. The book value of the asset was € 3.9 million.

Sale of residential apartments in Ufa, Russia

The Group finalised the sale of 422 residential apartments in Ufa, Russia, which were disclosed as assets held for sale in 2010.

The capitalisation rate used for capitalisation of borrowing costs was 4.6% for the year 2011 (2010: 5.1%) .

The total value of the land lease was € 17.2 million as at 31 December 2011.

2.6 Other property, plant and equipment

	September 30,	September 30,
	2011	2010
	€’000	€’000
Cars and motor vehicles	137	214
Furniture	205	306
Office equipment	1,003	1,164
Other	851	800
Total	2,196	2,484

2.7 Goodwill

As at 31 December 2011, the carrying amount of goodwill was € 11.5 million (2010: € 11.5 million).

	September 30,	September 30,
Goodwill	2011 € ’000	2010 € ’000
Cost
As at 1 January	42,561	42,561

Accumulated impairment losses
As at 1 January	(31,086)	(29,402)
Impairment losses recognised in the year	—	(1,684)
As at 31 December	(31,086)	(31,086)

Carrying amount
As at 1 January	11,475	13,159
As at 31 December	11,475	11,475

Goodwill arose in respect of the following cash generating units:

	September 30,	September 30,
Cash generating units	2011 € ’000	2010 € ’000
Hungary	3,858	3,858
Poland	3,263	3,263
Russia	2,323	2,323
Slovakia	2,031	2,031
Total	11,475	11,475

2.8 Deferred tax assets

	September 30,	September 30,	September 30,	September 30,
2011	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax charged directly to equity €’000	Closing balance €’000
Deferred tax assets arise from the following temporary differences
Investment properties	(175)	(4,094)	—	(4,269)
Other assets	(238)	495	—	257
Liabilities and provisions	434	3,299	1,606	5,339
Tax losses carried forward	1,120	(733)	—	387
Other	663	(47)	—	616
Total deferred tax assets	1,804	(1,080)	1,606	2,330

58

Notes to the Financial Statements

The amount of € 1.6 million charged directly to equity relates to the deferred tax asset on the hedging instrument of € 0.5 million and the deferred tax asset on foreign exchange differences of € 1.1 million.

	September 30,	September 30,	September 30,
2010	Opening balance €’000	Deferred tax credit /(charge) to the income statement €’000	Closing balance €’000
Deferred tax assets arise from the following temporary differences
Investment properties	830	(1,005)	(175)
Other assets	12	(250)	(238)
Liabilities and provisions	285	149	434
Tax losses carried forward	1,251	(131)	1,120
Other	(136)	799	663
Total deferred tax assets	2,242	(438)	1,804

2.9 Other assets

	September 30,	September 30,
	2011	2010
	€’000	€’000
Intangible assets	3,336	1,545
VAT receivables	31,129	42,713
Acquisition deposit for land plot	8,945	—
Other	127	821
Total	43,537	45,079

Intangible assets relate mainly to software. Long term VAT receivables arise primarily from the development of investment property in Russia and Turkey. VAT receivables will either be netted off against any VAT payables once payables arise or will be repaid by the relevant tax authority.

2.10 Receivables from tenants

	September 30,	September 30,	September 30,
Receivables from tenants 2011 Receivables aging:	Gross € ’000	Allowances for impaired balances €’000	Net € ’000
Due within term	8,759	(424)	8,335
Overdue 0-30 days	4,783	(460)	4,323
Overdue 31-90 days	1,556	(641)	915
Overdue 91-180 days	1,182	(919)	263
Overdue 181-360 days	1,761	(1,657)	104
Overdue 361 days and more	9,096	(8,769)	327
Total	27,137	(12,870)	14,267

	September 30,	September 30,	September 30,
Receivables from tenants 2010 Receivables aging:	Gross € ’000	Allowances for impaired balances €’000	Net € ’000
Due within term	6,715	(92)	6,623
Overdue 0-30 days	2,576	(529)	2,047
Overdue 31-90 days	1,362	(580)	782
Overdue 91-180 days	1,447	(1,143)	304
Overdue 181-360 days	3,105	(2,861)	244
Overdue 361 days and more	7,801	(7,554)	247
Total	23,006	(12,759)	10,247

Annual Financial Report 2011    59

Notes to the Financial Statements

The description of collateral held as security in relation to tenants is provided in note 2.39 under credit risk.

Allowances for bad debts are calculated individually on the basis of management’s knowledge of the tenants, business and the market.

The table below provides a reconciliation of changes in allowances during the year:

	September 30,	September 30,
	2011 € ’000	2010 € ’000
As at 1 January	(12,759)	(14,218)
Release	5,273	3,505
Addition	(5,384)	(2,046)
As at 31 December	(12,870)	(12,759)

2.11 Other receivables

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Total other financial receivables	3,062	6,180
Other taxes and fees receivables	654	1,013
VAT receivable	4,977	5,097
Total other non-financial receivables	5,631	6,110
Total	8,693	12,290

2.12 Financial instruments

	September 30,	September 30,
	2011	2010
	€’000	€’000
Loans to associates	35,441	37,739
Impairment of loans to associates	(4,847)	(2,500)

Loans to third parties	27,218	33,334
Impairment of loans to third parties	(16,471)	(9,495)
	41,341	59,078
Amount due within 12 months (included under current assets)	101	7,059
Amount due after more than 12 months	41,240	52,019

Loans to associates with a book value of € 35.4 million (2010: € 37.7 million) as at 31 December 2011 have a fixed interest rate of 6.7% per year and are secured.

The carrying amount of financial instruments approximates their fair value.

2.13 Prepayments

	September 30,	September 30,
	2011 €’000	2010 €’000
Prepaid utilities	2,013	2,343
Prepayments for land	15,937	15,563
Other	2,886	1,483
Gross total	20,836	19,389

Impairment of prepayments for land	(6,059)	(6,059)

Net total	14,777	13,330

2.14 Cash and cash equivalents

At the year end the Group held cash of € 234.9 million (2010: € 373.5 million) and the cash balances at banks were diversified across a number of international banking institutions.

The total balance of cash and cash equivalents is unrestricted with the exception of an amount of € 21.4 million (2010: € 34.6 million) which relates to guarantees and other restrictions.

2.15 Held for sale

The shopping centre Forum Trabzon, in Turkey, and residential apartments in Ufa, in Russia, classified as assets held for sale as at 31 December 2010 were sold in 2011. There were no assets classified as held for sale as at 31 December 2011.

September 30,
Held for sale	2010 € ’000
Non current assets
Standing investments	96,900
Developments and land	6,336

Other property, plant and equipment	361
Other assets	7,645
Current assets
Receivables from tenants	1,530
Prepayments	183
Other receivables	2,689
Cash and cash equivalents	19,083

Total assets held for sale	134,727

Current liabilities
Trade and other payables	11,996
Accrued expenditure	17,871
Income tax payable	549

Total liabilities held for sale	30,416

60

Notes to the Financial Statements

2.16 Stated capital

As at 31 December 2011, Atrium’s authorised and issued ordinary shares were unlimited with no par value.

As at 31 December 2011, a total of 372,892,253 ordinary shares were issued, of which 372,892,242 ordinary shares were registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (trading as “Euroclear”), 10 ordinary shares were registered in the name of an individual shareholder and one ordinary share in the name of Aztec Financial Services (Jersey) Limited.

Changes in the stated capital account during the year 2011 were as follows:

•	issue of shares to satisfy the exercise of options of € 0.3 million (2010: € 0.8 million);

•

a dividend payment of € 52.2 million (2010: € 44.7 million). For the year 2011, Atrium adopted a dividend policy of € 0.14 per ordinary share per year, payable in quarterly instalments. In November 2011, Atrium announced an increase in the dividend policy from € 0.14 to € 0.17 per ordinary share per year (subject to any legal regulatory requirements and restrictions of commercial viability), to be declared and paid quarterly. This increase will apply in respect of the first payment in 2012 expected on 30 March 2012; and

•	the issue of shares in lieu of director’s remuneration € 0.1 million.

Following the approval of the shareholders on 18 May 2010 to authorise the directors to issue ordinary shares in lieu of directors’ remuneration by agreement with the relevant directors, the Board adopted a Restricted Share Plan on 16 May 2011 (the “Plan”), which confers on eligible directors of Atrium the right to opt (on a semi-annual basis) to receive ordinary shares in the Company in lieu of their annual directors’ fees. The Plan further gives directors the ability to opt (on a semi-annual basis) to subscribe for ordinary shares, up to the value of their annual directors’ fees. Directors will be given the opportunity to opt as referred to above in semi-annual option periods, being the four week free-dealing periods following the announcement of each of the Company’s half year and full year results. The strike price for the ordinary shares to be issued pursuant to any option notice (being the average market price over the 30 dealing days preceding) will be notified to directors at the start of each option period. Atrium retains the discretion (subject to the approval of the Board) to refuse to satisfy an option notice in certain circumstances.

2.17 Other reserves

Other reserves of € 3.8 million (2010: € 1.8 million) comprise equity settled share based payment transactions and hedging reserves.

Share based payments

In 2009, Atrium established and shareholders approved an Employee Share Option Plan (“ESOP”), under which the Board can grant share options to key employees. The total number of options which the Board can grant under the ESOP is 6,500,000. Each option may be exercised by the issue of a new ordinary share in Atrium. The exercise price shall be determined by the Board, and shall be not less than the market value of a share on the dealing day immediately preceding the date of grant, or averaged over the 30 dealing days immediately preceding the date of grant. Unless stated otherwise, option periods expire five years after the date of grant. Option holders can, in most cases, exercise one third of the total number of the options granted on or after each of the first, second and third anniversaries respectively of the date of grant.

Movements in the number of share options outstanding and their related average exercise prices are as follows:

	September 30,	September 30,
2011	Weighted average exercise price of share options €	Number of share options
As at 1 January	2.97	5,022,169
Granted	3.69	986,668
Exercised	1.22	(171,667)
Returned to the pool	3.44	(464,999)
As at 31 December	2.99	5,372,171

	September 30,	September 30,
2010	Weighted average exercise price of share options €	Number of share options
As at 1 January	1.31	2,646,668
Granted	4.12	3,018,834
Exercised	1.24	(643,333)
As at 31 December	2.97	5,022,169

Share options outstanding as at 31 December 2011 have the following expiry dates and exercise prices:

	September 30,	September 30,
Vesting year	Weighted average exercise price of share options €	Number of share options
2009	0.99	193,336
2010	1.04	685,000
2011	2.16	1,173,504
2012	3.73	1,266,829
2013	3.97	1,506,834
2014	3.60	296,668
2015	3.44	250,000

Note: Exercise prices take into account dividends paid.

Out of the total of 6,187,171 granted share options after subtracting 464,999 options returned to the pool, 2,051,840 share options were exercisable at 31 December 2011. In total 815,000 options were exercised during the life of the ESOP.

The weighted average fair value of options granted was determined using a Black-Scholes options valuation model as at the date of grant and was approximately € 1.18 per option for the year 2011. The significant inputs into the model were the weighted average share

Annual Financial Report 2011    61

Notes to the Financial Statements

price as at the date of grant of € 3.55 for the year 2011, the exercise price shown above, a volatility of 59.96% -60.84% depending on the grant date, the time remaining to the vesting date, and an annual risk-free interest rate of 1.74% -2.56% depending on the grant date The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over the last five years. The volatility and annual risk-free interest rate were received from a third party expert.

Hedging reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

2.18 Borrowings

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Bonds	242,826	327,444
Bank loans	315,934	86,409
Other	9,232	11,382
Total	567,992	425,235

The borrowings are repayable as follows:

	September 30,	September 30,
Borrowings total	2011 €’000	2010 €’000
Due within one year	25,330	61,106
In second year	126,277	14,756
In third to fifth year inclusive	191,006	221,781
After five years	225,379	127,592
Total	567,992	425,235

Bonds

During 2011, Atrium completed various bond buy backs at their nominal value; being € 20.0 million of the 2008 bond, € 24.6 million of the 2005 bond, € 10.1 million of the 2003 bond and € 11.1 million of the 2001 bond. The Group redeemed all the remaining 2001 bonds upon their maturity in December 2011 for the nominal value of € 22.4 million.

During the year ended 31 December 2010, Atrium repurchased € 233.8 million nominal value of the notes issued under Atrium’s guaranteed medium term note programme 2006. The net profit from

2011 Bond/Issue year	Currency	Interest rate		Maturity	Book value €’000	Fair value €’000	Effective interest rate
Atrium European Real Estate Limited 2003	EUR	6.0%		2013	25,914	26,716	6.6%
Atrium European Real Estate Limited 2003	EUR	5.5	%*	2013	63,617	65,407	5.9%
Atrium European Real Estate Limited 2005	EUR	4.4%		2015	39,985	40,392	5.0%
Atrium European Real Estate Limited 2005	EUR	4.0	%*	2017	82,419	79,452	4.5%
Atrium European Real Estate Limited 2005	CZK	2.7	%*	2015	30,891	28,938	3.2%
Total/Average		4.5%			242,826	240,905	5.0%

2010 Bond/Issue year	Currency	Interest rate		Maturity	Book value €’000	Fair value €’000	Effective interest rate
MANHATTAN Development a.s. 2001	EUR	6.8%		2011	32,611	33,698	6.9%
Atrium European Real Estate Limited 2003	EUR	6.0%		2013	31,578	33,748	6.7%
Atrium European Real Estate Limited 2003	EUR	5.5	%*	2013	66,892	70,693	6.2%
Atrium European Real Estate Limited 2005	EUR	4.4%		2015	49,929	49,077	5.1%
Atrium European Real Estate Limited 2005	EUR	4.0	%*	2017	88,109	83,166	4.6%
Atrium European Real Estate Limited 2005	CZK	2.7	%*	2015	39,187	36,537	4.4%
Atrium European Real Estate Limited 2008	EUR	10.8	%*	2015	19,138	24,330	11.9%
Total/Average		5.1%			327,444	331,249	5.8%

*	Bonds bear variable interest rates as disclosed in note 3.11.

62

Notes to the Financial Statements

	September 30,	September 30,
Collateral	Fair value of pledged invest- ment properties 2011 €’000	Fair value of pledged invest- ment properties 2010 €’000
Bond 2001	—	34,780
Bond 2003	152,696	150,307
Bond 2005	434,214	403,801
Total	586,910	588,888

Loans

In 2011, Atrium’s subsidiaries entered into three new loan agreements of € 105.0 million, € 31.0 million and € 115.0 million in order to finance two acquisitions of shopping centres in Poland and one in the Czech Republic, respectively. Additionally, Atrium repaid the loan of € 12.0 million from Bank für Arbeit und Wirtschaft AG upon maturity.

In order to mitigate interest rate risks associated with two loan agreements of € 105.0 million and € 115.0 million, the Group entered into interest rate swap agreements under which it receives 3-month Euribor as at the interest payment dates and pays a fixed interest. The cash outflow as a result of interest payments will then match the cash inflow received under the swap agreement.

2011 Lender	Currency	Interest rate	Maturity	Book value €’000	Fair value €’000	Effective interest rate
UniCredit Bank Slovakia, a.s.	EUR	3.9%*	2017	32,345	33,605	3.9%
UniCredit Bank Slovakia, a.s.	EUR	3.9%*	2017	14,944	15,527	3.9%
EUROHYPO AG	EUR	6.4%	2012	10,226	10,534	6.4%
EUROHYPO AG	EUR	6.1%	2012	316	325	6.1%
VOLKSBANK AG	EUR	3.4%*	2016	2,652	2,757	3.4%
VOLKSBANK AG	EUR	6.8%	2015	3,324	3,802	6.8%
Erste bank AG	EUR	4.1%*	2015	3,019	3,357	4.1%
Ceskoslovenska obchodna banka a.s.	EUR	2.7%*	2021	1,645	1,619	2.7%
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7%**	2016	103,535	106,060	5.1%
Berlin-Hannoversche Hypothekenbank AG and Erste Group Bank AG	EUR	4.1%**	2021	113,596	114,808	4.3%
Rel Ibis Sp. z.o.o.	EUR	4.0%	2013	30,332	31,244	4.5%
Total/Average		4.3%		315,934	323,638	4.6%

2010 Lender	Currency	Interest rate	Maturity	Book value €’000	Fair value €’000	Effective interest rate
Raiffeisen Bank, Praha	CZK	8.8%	2011	91	94	8.8%
Bank für Arbeit und Wirtschaft AG	EUR	6.8%	2011	114	115	6.8%
Bank für Arbeit und Wirtschaft AG	EUR	5.9%	2011	486	491	5.9%
Bank für Arbeit und Wirtschaft AG	EUR	6.6%	2011	12,243	12,411	6.6%
UniCredit Bank Slovakia, a.s.	EUR	3.5%*	2017	34,129	32,535	3.5%
UniCredit Bank Slovakia, a.s.	EUR	3.5%*	2017	15,763	15,025	3.5%
EUROHYPO AG	EUR	6.4%	2012	11,079	11,568	6.4%
EUROHYPO AG	EUR	6.1%	2012	344	356	6.1%
VOLKSBANK AG	EUR	3.0%*	2016	3,178	3,080	2.7%
VOLKSBANK AG	EUR	6.8%	2015	3,305	3,445	6.8%
Erste bank AG	EUR	3.8%*	2015	3,892	3,860	3.8%
Ceskoslovenska obchodna banka a.s.	EUR	2.4%*	2021	1,785	1,604	2.4%
Total/Average		4.4%		86,409	84,584	4.3%

*	The loans bear variable interest rates in the range between 3 month Euribor + 1.35% to 2.75% .

** Hedged interest rates.

Annual Financial Report 2011    63

Notes to the Financial Statements

	September 30,	September 30,
Collateral	Fair value of pledged investment properties 2011 €’000	Fair value of pledged investment properties 2010 €’000
Bank für Arbeit und Wirtschaft AG	—	54,420
Berlin-Hannoversche Hypothekenbank AG	393,662	—
Ceska sporitelna a.s. – Mortgage created by Immorent CR s.r.o.	267	253
Ceskoslovenska obchodna banka a.s.	8,945	8,113
Erste Bank AG	13,660	14,280
EUROHYPO AG	30,530	30,080
VOLKSBANK AG	16,406	17,040
Raiffeisen Bank, Praha	—	873
Rel Ibis Sp. z o.o.	56,145	—
UniCredit Bank Slovakia, a.s.	129,130	117,140
Total	648,745	242,199

In addition to the above in 2010 the Group had also pledged € 286.4 million of investment properties in favour of Meinl Bank.

Fair value

The fair values of loans and bonds were determined by an external expert. The fair values were determined using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	quoted EUR yield curve;

•	quoted CZK yield curve;

•	volatility of EUR swap rates;

•	spot exchange rates CZK/EUR; and

•	fair values of effected market transactions.

2.19 Derivatives

The Group has entered into two interest rate swap contracts (“IRS”) during 2011. These swaps exchange floating interest rates to fixed interest rates. These swaps are cash flow hedges which are designed to reduce the Group’s cash flow exposure from variable interest rates on certain borrowings.

The IRS are in a liability position as at 31 December 2011, and have a fair value of approximately € 9.1 million. The fair value measurements of the IRS are derived from inputs other than quoted prices in active markets.

The used inputs are either directly (i.e. as prices) or indirectly (i.e. derived from prices) derived. Therefore, these IRS are classified as “Level 2 Fair value measurements” under IFRS 7.

The interest rate swaps have quarterly coupons. The floating rate on the IRS is the 3 month Euribor and the fixed rates are 2.17% and 2.89% .

The payments and receipts for the IRS occur simultaneously with the interest payments on the loans. The Group will settle the difference between the fixed and floating interest amounts for the IRS on a net basis with the respective counter party.

The two swaps mature in 2016 and 2018 respectively.

2.20 Deferred tax liabilities

	September 30,	September 30,	September 30,	September 30,
2011	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax charged directly to equity €’000	Closing balance €’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(86,510)	(23,638)	1,084	(109,064)
Other assets	574	(183)	—	391
Liabilities and provisions	7,980	2,522	1,247	11,749
Tax losses carried forward	18,555	162	—	18,717
Other	1,500	(51)	—	1,449
Total deferred tax liabilities	(57,901)	(21,188)	2,331	(76,758)

The amounts charged directly to equity relate to the deferred tax asset on the hedging instrument of € 1.2 million and the deferred tax asset on foreign exchange differences which relate to the investment properties of € 1.1 million.

64

Notes to the Financial Statements

	September 30,	September 30,	September 30,	September 30,
2010	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax charged directly to equity €’000	Closing balance €’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(71,112)	(12,960)	(2,438)	(86,510)
Other assets	(647)	1,221	—	574
Liabilities and provisions	8,341	(361)	—	7,980
Tax losses carried forward	18,724	(169)	—	18,555
Other	1,229	271	—	1,500
Total deferred tax liabilities	(43,465)	(11,998)	(2,438)	(57,901)

The amounts charged directly to equity relate to the deferred tax asset on foreign exchange differences which relate to the investment properties of € 2.4 million.

2.21 Liabilities from financial leases

The liabilities from financial leases as at 31 December 2011 consist of the liabilities related to long term land leases in Poland, the Czech Republic, Slovakia, Russia, and Latvia. Lease payments are made on a monthly basis as follows:

	September 30,	September 30,	September 30,	September 30,
	2011 Net present value €’000	2011 Undiscounted lease payments €’000	2010 Net present value €’000	2010 Undiscounted lease payments €’000
Due within one year	5,475	6,278	2,546	3,158
Due within two to five years	19,752	25,716	11,334	14,506
Due after five years	24,731	220,545	9,257	80,888
Total	49,958	252,538	23,137	98,552

Amount due within 12 months	5,475	6,278	2,546	3,158
Amount due after more than 12 months	44,483	246,261	20,591	95,394

The lease obligations are mainly denominated in the local currencies of the respective countries. The Group has two material lease arrangements one for Promenada, in Poland, with net present value (“NPV”) € 13.5 million and for Kazan Park House, in Russia, with NPV € 10.5 million. Four of the properties in the Czech Republic have been financed on the basis of finance lease contracts (2010: 4) with a fair value of € 9.3 million (2010: € 8.9 million).

2.22 Other long term liabilities

Other long term liabilities of € 17.5 million (2010: € 12.9 million) principally comprise long term deposits from tenants amounting to € 16.9 million (2010: € 12.2 million), and long term retentions from construction companies.

2.23 Trade and other payables

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Payables for utilities	1,288	1,426
Payables for consultancy and audit services	1,017	1,585
Payables for repairs and maintenance	888	269
Payables connected with development/construction	2,778	20,476
Short term liabilities from leasing	5,475	2,546
Short term deposits from tenants	5,594	3,932
Payables for other services	1,086	793
Other	5,407	5,265
Total other financial payables	23,533	36,292

VAT payables	3,414	3,306
Other taxes and fees payables	1,433	2,282
Deferred revenue	3,128	1,834
Other advance payments from tenants	4,830	4,382
Total other non-financial payables	12,805	11,803

Total	36,338	48,096

Annual Financial Report 2011    65

Notes to the Financial Statements

2.24 Accrued expenditure

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Accruals for utilities	2,292	2,149
Accruals for consultancy and audit services	1,948	2,535
Accruals for rent	1,440	1,291
Accruals for construction services	1,322	1,696
Accruals for interest	4,856	6,636
Accruals for employees compensation	2,993	1,957
Accruals for taxes	1,554	447
Accruals for marketing	598	311
Other	5,956	5,524
Total	22,959	22,546

2.25 Gross rental income

Gross rental income (“GRI”) includes rental income from the lease of investment properties, rent from advertising areas, communication equipment and other sources.

GRI by country is as follows:

	September 30,	September 30,	September 30,	September 30,
Country	2011 € ’000	2011 % of total GRI	2010 € ’000	2010 % of total GRI
Poland	64,099	37.2%	51,737	34.2%
Czech Republic	29,687	17.2%	25,467	16.8%
Slovakia	10,808	6.3%	10,459	6.9%
Russia	45,190	26.2%	37,414	24.7%
Hungary	8,222	4.8%	8,009	5.3%
Romania	7,000	4.1%	7,779	5.1%
Latvia	963	0.6%	1,042	0.7%
Turkey	6,204	3.6%	9,555	6.3%
Total	172,173	100.0%	151,462	100.0%

2.26 Service charge income

Service charge income of € 68.4 million (2010: € 64.1 million) represents income from services reinvoiced to tenants and results mainly from reinvoiced utilities, marketing, repairs and maintenance. Expenses to be reinvoiced to tenants are presented under net property expenses together with other operating costs that are not reinvoiced to tenants.

2.27 Net property expenses

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Utilities	(27,608)	(26,664)
Security, cleaning & other facility related costs	(13,051)	(11,777)
Real estate tax	(12,397)	(11,687)
Repairs, maintenance and facility management fees	(9,771)	(9,040)
Direct employment costs	(10,438)	(7,708)
Marketing and other consulting	(7,033)	(6,875)
Office related expenses	(780)	(964)
Travel and transport cost	(637)	(668)
Creation of allowance and written off receivables from tenants	(867)	(2,137)
Other	(3,152)	(3,588)
Total	(85,734)	(81,108)

66

Notes to the Financial Statements

2.28 Net result on acquisitions and disposals

The Group´s disposal of investment properties generated a profit of € 31.8 million during the year ended 31 December 2011. This profit on the divestment of standing investments was € 15.6 million and on the land plots € 16.2 million.

2.29 Other depreciation, amortisation and impairments

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Impairment of goodwill	—	(1,684)
Other depreciation and amortisation	(1,392)	(2,185)
Total	(1,392)	(3,869)

2.30 Net administrative expenses

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Legal fees	(18,270)	(12,858)
Employee costs	(8,217)	(8,437)
Consultancy and other advisory fees	(4,395)	(4,945)
Audit, audit related and review fees	(1,485)	(1,559)
Directors’ fees	(528)	(369)
Share based payments	(1,798)	(1,523)
Other	(3,077)	(2,727)
Total	(37,770)	(32,416)

The Group does not have significant defined benefit pension plans.

2.31 Interest income and interest expenses

Interest income of € 6.1 million (2010: € 6.8 million) was mainly derived from bank deposits and loans provided to third parties. The decline in 2011 was mainly due to a decrease in the cash balances as a result of three acquisitions made in 2011.

The Group’s interest expense of € 23.2 million (2010: € 19.5 million) consists mainly of interest expense on bonds of € 11.3 million (2010: € 12.0 million). The remaining amount mainly relates to interest expense on bank borrowings. In addition to the above mentioned interest expense an additional amount of € 2.6 million (2010: € 9.1 million) was capitalised to the development projects, see note 2.5.

2.32 Other financial income and expenses

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Foreign currency differences	(22,290)	25,062
Net profit from bond buy backs	923	760
Impairment of financial instruments	(9,323)	(11,995)
Other financial expenses	(2,651)	(789)
Total	(33,341)	13,038

2.33 Taxation

	September 30,	September 30,
	2011 € ’000	2010 € ’000
The taxation for the year consists of:
Corporate income tax current year charge	(3,756)	(1,474)
Deferred tax charge	(23,316)	(12,436)
Tax adjustment of previous years	621	(871)
Income tax charged to the income statement	(26,451)	(14,781)

Income tax credited/(charged) to equity	3,937	(2,438)

The subsidiary companies are subject to taxes for their respective businesses in countries of their registration at the rates prevailing in these jurisdictions.

Effective tax rate

A reconciliation between the current year income tax charge and the accounting profit before tax is shown below:

	September 30,	September 30,	September 30,	September 30,
	2011 € ’000	2011%	2010 € ’000	2010%
Profit before taxation	169,697		125,839

Income tax using the weighted average applicable tax rates	(3,575)	2.1%	(762)	0.6%
Tax effect of non deductible expenses	(21,484)		(3,480)
Tax effect of a tax rate reduction	—		1,664
Tax effect of losses previously not recognised	4,881		3,339
Deferred tax asset not recognised	(10,583)		(10,934)
Tax adjustment for previous years	621		(871)
Other	3,689		(3,737)

Tax charge	(26,451)		(14,781)

Effective tax rate	(15.6% )		(11.7% )

Annual Financial Report 2011    67

Notes to the Financial Statements

The Group has not recognised deferred tax assets of € 120.6 million (2010: € 114.9 million) as it is not probable that future taxable profit will be available against which the Group can utilise these benefits. Unrecognised deferred tax assets in 2011 arose mainly from the revaluation of investment properties.

	September 30,	September 30,
Unrecognised deferred tax assets Country	2011 € ’000	2010 € ’000
Poland	8,955	7,536
Czech Republic	881	786
Russia	70,260	51,293
Hungary	1,454	1,294
Romania	4,859	5,670
Latvia	2,504	2,198
Turkey	11,276	31,867
Netherlands	5,009	3,181
Georgia	5,439	5,096
Ukraine	6,572	5,944
Cyprus	3,358	—
Total	120,567	114,865

The Group is liable for taxation on taxable profits in the following jurisdictions at the rates below:

	September 30,		September 30,
Corporate income tax rates	2011 € ’000		2010 € ’000
Poland	19.0%		19.0%
Czech Republic	19.0%		19.0%
Slovakia	19.0%		19.0%
Russia	20.0%		20.0%
Hungary	10.0	%*	10.0%*
Romania	16.0%		16.0%
Latvia	15.0%		15.0%
Turkey	20.0%		20.0%
Bulgaria	10.0%		10.0%
Cyprus	10.0%		10.0%
Denmark	25.0%		25.0%
Estonia	21.0%		21.0%
Georgia	15.0%		15.0%
Italy	27.5	%**	27.5%**
Jersey	0.0%		0.0%
Netherlands	25.0	%***	25.5%
Sweden	26.3%		26.3%
Ukraine	23.0	%****	25.0%

*	Effective from 1 July 2010, a 10% tax rate applies to a tax base up to HUF 500 million, with a 19% rate applying to a tax base exceeding this amount.

**	The corporate income tax rate is 27.5% plus local tax due (generally 3.9%) .

***	As of 1 January 2011, the rate applying to taxable profits exceeding €0.2 million has been reduced from 25.5% to 25%. Below this amount a 20% tax rate is applicable to taxable profit.

****	The rate decreased from 25% to 23% on 1 April 2011.

Deferred taxes were calculated in accordance with these tax rate changes.

2.34 Earnings per share

The calculation of basic earnings per share of € 0.39 (2010: € 0.30) as at 31 December 2011 was based on the profit after taxation attributable to ordinary shareholders of € 145.3 million (2010: € 112.4 million) and the weighted average number of ordinary shares outstanding of 372,840,525 (2010: 372,433,340).

The basic and diluted earnings per share are the same as the options under the Employee Share Option Plan do not have a dilutive effect for the years ended 31 December 2011 and 31 December 2010.

	September 30,	September 30,
Number of shares	2011	2010
Issued ordinary shares at 1 January	372,696,326	372,052,993
Shares issued in April 2010	—	533,333
Shares issued in September 2010	—	23,333
Shares issued in October 2010	—	66,667
Shares issued in December 2010	—	20,000
Shares issued in January 2011	55,000	—
Shares issued in April 2011	116,667	—
Shares issued in October 2011	24,260	—
Total number of shares at 31 December	372,892,253	372,696,326

Weighted average number of shares at 31 December	372,840,525	372,433,340

68

Notes to the Financial Statements

2.35 Segment reporting

Reportable segments in 2011

	September 30,	September 30,	September 30,	September 30,
For the year ended 31 December 2011	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total € ’000
Gross rental income	172,173	—	—	172,173
Service charge income	68,431	—	—	68,431
Net property expenses	(85,734)	—	—	(85,734)
Net rental income	154,870	—	—	154,870

Net result on acquisitions and disposals	15,567 **	16,224	—	31,791
Cost connected with developments and land	—	(4,660)	—	(4,660)
Revaluation of investment properties	128,706	(51,385)	—	77,321
Other depreciation and amortisation	(417)	—	(975)	(1,392)
Net administrative expenses	(9,612)	(1,147)	(27,011)	(37,770)
Net operating profit/(loss)	289,114	(40,968)	(27,986)	220,160

Interest income	806	—	5,314	6,120
Interest expense	(19,035)	(3,121)	(1,086)	(23,242)
Other financial expenses	(5,956)	(6,682)	(20,703)	(33,341)
Profit/(loss) before taxation for the year	264,929	(50,771)	(44,461)	169,697

Taxation credit/(charge) for the year	(27,707)	1,790	(534)	(26,451)
Profit/(loss) after taxation for the year	237,222	(48,981)	(44,995)	143,246

Investment properties	2,077,246	587,351	—	2,664,597
Additions to investment properties	431,460	22,352	—	453,812
Segment assets	2,156,277	639,880	244,544 *	3,040,701
Segment liabilities	665,095	105,116	5,947	776,158

*	The amount mainly relates to cash and cash equivalents.

**	The amount mainly relates to the settlement agreement with Multi investment BV.

Annual Financial Report 2011    69

Notes to the Financial Statements

Reportable segments in 2010

	September 30,	September 30,	September 30,	September 30,
For the year ended 31 December 2010	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total € ’000
Gross rental income	151,462	—	—	151,462
Service charge income	64,141	—	—	64,141
Net properties expenses	(81,108)	—	—	(81,108)
Net rental income	134,495	—	—	134,495

Net result on acquisitions and disposals	34	(198)	—	(164)
Cost connected with developments and land	—	(3,485)	—	(3,485)
Revaluation of investment properties	68,511	(37,622)	—	30,889
Other depreciation and amortisation	(2,263)	(913)	(693)	(3,869)
Net administrative expenses	(8,988)	(724)	(22,704)	(32,416)
Net operating profit/(loss)	191,789	(42,942)	(23,397)	125,450

Interest income	560	—	6,269	6,829
Interest expense	(12,020)	(1,432)	(6,026)	(19,478)
Other financial income	3,116	906	9,016	13,038
Profit/ (loss) before taxation for the year	183,445	(43,468)	(14,138)	125,839

Taxation credit/(charge) for the year	(15,135)	346	8	(14,781)
Profit/(loss) after taxation for the year	168,310	(43,122)	(14,130)	111,058

Investment properties	1,503,301	634,616	—	2,137,917
Additions to investment properties	8,484	32,955	—	41,439
Segment assets	1,706,229	701,614	397,588 *	2,805,431
Segment liabilities	398,045	137,288	83,123	618,456

*	The amount mainly relates to cash and cash equivalents.

70

Notes to the Financial Statements

Geographical segments by business sector in 2011

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Poland				Czech Republic
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	64,099	—	—	64,099	29,687	—	—	29,687
Service charge income	24,559	—	—	24,559	7,961	—	—	7,961
Net property expenses	(26,171)	—	—	(26,171)	(11,885)	—	—	(11,885)
Net rental income	62,487	—	—	62,487	25,763	—	—	25,763

Net result on acquisitions and disposals	—	162	—	162	—	—	—	—
Cost connected with developments and land	—	(731)	—	(731)	—	—	—	—
Revaluation of investment properties	62,415	(15,208)	—	47,207	9,747	(96)	—	9,651
Other depreciation and amortisation	(9)	—	(198)	(207)	(82)	—	(95)	(177)
Net administrative expenses	(3,798)	(241)	(29)	(4,068)	(2,243)	(13)	(42)	(2,298)
Net operating profit/(loss)	121,095	(16,018)	(227)	104,850	33,185	(109)	(137)	32,939

Interest income	616	—	13	629	91	—	—	91
Interest expense	(6,471)	(442)	(1)	(6,914)	(6,592)	(27)	—	(6,619)
Other financial income and expenses	1,837	(282)	6	1,561	(723)	30	(13)	(706)
Profit/(loss) before taxation	117,077	(16,742)	(209)	100,126	25,961	(106)	(150)	25,705

Taxation credit/(charge) for the year	(13,687)	419	—	(13,268)	(3,820)	(12)	(224)	(4,056)
Profit/(loss) after taxation for the year	103,390	(16,323)	(209)	86,858	22,141	(118)	(374)	21,649

Investment properties	986,215	142,276	—	1,128,491	435,214	1,873	—	437,087
Additions to investment properties	230,723	15,024	—	245,747	190,334	96	—	190,430
Segment assets	1,009,603	155,310	—	1,164,913	453,128	1,918	223	455,269
Segment liabilities	284,340	31,299	1,071	316,710	187,287	327	447	188,061

Annual Financial Report 2011    71

Notes to the Financial Statements

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Slovakia				Russia
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	10,808	—	—	10,808	45,190	—	—	45,190
Service charge income	5,675	—	—	5,675	21,485	—	—	21,485
Net property expenses	(5,861)	—	—	(5,861)	(29,186)	—	—	(29,186)
Net rental income	10,622	—	—	10,622	37,489	—	—	37,489

Net result on acquisitions and disposals	—	—	—	—	—	(55)	—	(55)
Cost connected with developments and land	—	(100)	—	(100)	—	(1,245)	—	(1,245)
Revaluation of investment properties	8,504	(78)	—	8,426	46,839	(18,558)	—	28,281
Other depreciation and amortisation	(125)	—	(41)	(166)	(55)	—	(45)	(100)
Net administrative expenses	(1,279)	—	13	(1,266)	(1,025)	(277)	(538)	(1,840)
Net operating profit/(loss)	17,722	(178)	(28)	17,516	83,248	(20,135)	(583)	62,530

Interest income	1	—	—	1	64	—	—	64
Interest expense	(2,084)	—	—	(2,084)	(2,716)	(468)	—	(3,184)
Other financial income and expenses	(32)	—	—	(32)	(6,614)	706	601	(5,307)
Profit/(loss) before taxation	15,607	(178)	(28)	15,401	73,982	(19,897)	18	54,103

Taxation credit/(charge) for the year	(2,706)	—	(109)	(2,815)	(4,272)	34	(379)	(4,617)
Profit/(loss) after taxation for the year	12,901	(178)	(137)	12,586	69,710	(19,863)	(361)	49,486

Investment properties	138,075	54	—	138,129	339,847	178,792	—	518,639
Additions to investment properties	4,318	78	—	4,396	4,646	7,927	—	12,573
Segment assets	143,433	54	227	143,714	363,911	183,154	—	547,065
Segment liabilities	66,139	—	120	66,259	95,655	23,096	1,205	119,956

72

Notes to the Financial Statements

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Hungary				Romania
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	8,222	—	—	8,222	7,000	—	—	7,000
Service charge income	3,393	—	—	3,393	2,520	—	—	2,520
Net property expenses	(4,790)	—	—	(4,790)	(2,961)	—	—	(2,961)
Net rental income	6,825	—	—	6,825	6,559	—	—	6,559

Net result on acquisitions and disposals	—	—	—	—	—	—	—	—
Cost connected with developments and land	—	—	—	—	—	(322)	—	(322)
Revaluation of investment properties	(455)	—	—	(455)	2,033	—	—	2,033
Other depreciation and amortisation	(98)	—	(65)	(163)	(20)	—	(24)	(44)
Net administrative expenses	(584)	—	(29)	(613)	(527)	(38)	(3)	(568)
Net operating profit/(loss)	5,688	—	(94)	5,594	8,045	(360)	(27)	7,658

Interest income	16	—	2	18	9	—	—	9
Interest expense	(551)	—	—	(551)	(412)	(290)	—	(702)
Other financial income and expenses	272	—	(4)	268	335	(1)	(2)	332
Profit/(loss) before taxation	5,425	—	(96)	5,329	7,977	(651)	(29)	7,297

Taxation credit/(charge) for the year	(527)	—	30	(497)	(253)	—	—	(253)
Profit/(loss) after taxation for the year	4,898	—	(66)	4,832	7,724	(651)	(29)	7,044

Investment properties	90,985	—	—	90,985	71,300	21,537	—	92,837
Additions to investment properties	1,125	—	—	1,125	277	—	—	277
Segment assets	98,126	—	56	98,182	72,207	21,852	358	94,417
Segment liabilities	18,175	—	359	18,534	9,308	6,150	174	15,632

Annual Financial Report 2011    73

Notes to the Financial Statements

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Latvia				Turkey, Bulgaria, Ukraine, Georgia
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	963	—	—	963	6,204	—	—	6,204
Service charge income	931	—	—	931	1,907	—	—	1,907
Net property expenses	(1,532)	—	—	(1,532)	(3,348)	—	—	(3,348)
Net rental income	362	—	—	362	4,763	—	—	4,763

Net result on acquisitions and disposals	—	—	—	—	15,567	16,117	—	31,684
Cost connected with developments and land	—	—	—	—	—	(1,567)	—	(1,567)
Revaluation of investment properties	(377)	—	—	(377)	—	(17,445)	—	(17,445)
Other depreciation and amortisation	—	—	(10)	(10)	(28)	—	(37)	(65)
Net administrative expenses	(55)	—	—	(55)	(101)	(578)	(115)	(794)
Net operating profit/(loss)	(70)	—	(10)	(80)	20,201	(3,473)	(152)	16,576

Interest income	—	—	—	—	9	—	—	9
Interest expense	(195)	—	—	(195)	(15)	(1,894)	—	(1,909)
Other financial income and expenses	(55)	—	—	(55)	(976)	(7,135)	1	(8,110)
Profit/(loss) before taxation	(320)	—	(10)	(330)	19,219	(12,502)	(151)	6,566

Taxation credit/(charge) for the year	—	—	—	—	(2,442)	1,349	—	(1,093)
Profit/(loss) after taxation for the year	(320)	—	(10)	(330)	16,777	(11,153)	(151)	5,473

Investment properties	15,610	—	—	15,610	—	242,819	—	242,819
Additions to investment properties	37	—	—	37	—	(773)	—	(773)
Segment assets	15,869	—	70	15,939	—	277,592	111	277,703
Segment liabilities	4,191	—	35	4,226	—	44,244	22	44,266

74

Notes to the Financial Statements

	September 30,	September 30,	September 30,	September 30,
	Reconciling
For the year ended 31 December 2011	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—

Net result on acquisitions and disposals	—	—	—	—
Cost connected with developments and land	—	(695)	—	(695)
Revaluation of investment properties	—	—	—	—
Other depreciation and amortisation	—	—	(460)	(460)
Net administrative expenses	—	—	(26,268)	(26,268)
Net operating loss	—	(695)	(26,728)	(27,423)

Interest income	—	—	5,299	5,299
Interest expense	—	—	(1,085)	(1,085)
Other financial expenses	—	—	(21,292)	(21,292)

Loss before taxation	—	(695)	(43,806)	(44,501)

Taxation credit for the year	—	—	148	148
Loss after taxation for the year	—	(695)	(43,658)	(44,353)

Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	243,499	243,499
Segment liabilities	—	—	2,514	2,514

Annual Financial Report 2011    75

Notes to the Financial Statements

Geographical segments by business sector in 2010

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Poland				Czech Republic
For the year ended 31 December 2010	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	51,737	—	—	51,737	25,467	—	—	25,467
Service charge income	21,013	—	—	21,013	5,914	—	—	5,914
Net property expenses	(20,876)	—	—	(20,876)	(10,027)	—	—	(10,027)
Net rental income	51,874	—	—	51,874	21,354	—	—	21,354

Net result on acquisitions and disposals	—	(129)	—	(129)	393	—	—	393
Cost connected with developments and land	—	(668)	—	(668)	—	1	—	1
Revaluation of investment properties	69,229	(35,055)	—	34,174	(13,851)	(30)	—	(13,881)
Other depreciation and amortisation	(5)	(13)	(140)	(158)	(509)	—	(94)	(603)
Net administrative expenses	(2,809)	(349)	(57)	(3,215)	(2,016)	(3)	(396)	(2,415)
Net operating profit/( loss)	118,289	(36,214)	(197)	81,878	5,371	(32)	(490)	4,849

Interest income	388	—	4	392	117	—	—	117
Interest expense	(1,913)	(129)	(4)	(2,046)	(4,662)	(2)	—	(4,664)
Other financial income and expenses	(45)	(1,566)	10	(1,601)	1,917	(61)	—	1,856
Profit/(loss) before taxation	116,719	(37,909)	(187)	78,623	2,743	(95)	(490)	2,158

Taxation credit/(charge) for the year	(16,932)	1,455	—	(15,477)	2,846	1	11	2,858
Profit/(loss) after taxation for the year	99,787	(36,454)	(187)	63,146	5,589	(94)	(479)	5,016

Investment properties	676,901	139,589	—	816,490	241,073	1,987	—	243,060
Additions to investment properties	788	14,315	—	15,103	1,505	33	—	1,538
Segment assets	710,734	148,101	984	859,819	246,728	2,035	1,326	250,089
Segment liabilities	102,832	35,412	46	138,290	86,996	317	756	88,069

76

Notes to the Financial Statements

	Slovakia				Russia
For the year ended 31 December 2010	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	10,459	—	—	10,459	37,414	—	—	37,414
Service charge income	5,317	—	—	5,317	20,661	—	—	20,661
Net property expenses	(5,883)	—	—	(5,883)	(27,593)	—	—	(27,593)
Net rental income	9,893	—	—	9,893	30,482	—	—	30,482

Net result on acquisitions and disposals	—	—	—	—	(191)	6	—	(185)
Cost connected with developments and land	—	—	—	—	—	(562)	—	(562)
Revaluation of investment properties	3,031	—	—	3,031	26,332	(13,502)	—	12,830
Other depreciation and amortisation	(174)	—	—	(174)	(115)	—	—	(115)
Net administrative expenses	(955)	—	—	(955)	(855)	—	(237)	(1,092)
Net operating profit/(loss)	11,795	—	—	11,795	55,653	(14,058)	(237)	41,358

Interest income	1	—	—	1	4	—	2	6
Interest expense	(1,819)	—	—	(1,819)	(1,680)	(253)	—	(1,933)
Other financial income and expenses	(11)	—	—	(11)	286	176	166	628
Profit/(loss) before taxation	9,966	—	—	9,966	54,263	(14,135)	(69)	40,059

Taxation credit/(charge) for the year	(1,251)	—	—	(1,251)	(2,234)	217	(25)	(2,042)
Profit/(loss) after taxation for the year	8,715	—	—	8,715	52,029	(13,918)	(94)	38,017

Investment properties	125,253	—	—	125,253	284,819	181,916	—	466,735
Additions to investment properties	1,952	17	—	1,969	3,144	8,344	—	11,488
Segment assets	131,640	—	425	132,065	304,563	195,459	4,576	504,598
Segment liabilities	66,050	—	382	66,432	75,260	22,840	682	98,782

Annual Financial Report 2011    77

Notes to the Financial Statements

	Hungary				Romania
For the year ended 31 December 2010	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	8,009	—	—	8,009	7,779	—	—	7,779
Service charge income	3,214	—	—	3,214	2,873	—	—	2,873
Net property expenses	(4,973)	—	—	(4,973)	(3,859)	—	—	(3,859)
Net rental income	6,250	—	—	6,250	6,793	—	—	6,793

Net result on acquisitions and disposals	—	—	—	—	—	—	—	—
Cost connected with developments and land	—	—	—	—	—	(70)	—	(70)
Revaluation of investment properties	(3,023)	—	—	(3,023)	(10,128)	(1,820)	—	(11,948)
Other depreciation and amortisation	(1,214)	—	(30)	(1,244)	(139)	—	(28)	(167)
Net administrative expenses	(575)	—	—	(575)	(802)	(6)	—	(808)
Net operating profit/(loss)	1,438	—	(30)	1,408	(4,276)	(1,896)	(28)	(6,200)

Interest income	22	—	11	33	7	—	1	8
Interest expense	(1,106)	—	—	(1,106)	(263)	(120)	—	(383)
Other financial income and expenses	21	—	—	21	45	(4)	—	41
Profit/(loss) before taxation	375	—	(19)	356	(4,487)	(2,020)	(27)	(6,534)

Taxation credit/(charge) for the year	3,374	—	—	3,374	105	—	(2)	103
Profit/(loss) after taxation for the year	3,749	—	(19)	3,730	(4,382)	(2,020)	(29)	(6,431)

Investment properties	90,315	—	—	90,315	68,990	21,538	—	90,528
Additions to investment properties	837	—	—	837	258	568	—	826
Segment assets	97,664	—	513	98,177	70,691	21,778	192	92,661
Segment liabilities	25,807	—	350	26,157	9,479	6,089	124	15,692

78

Notes to the Financial Statements

	Latvia				Turkey
For the year ended 31 December 2010	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	1,042	—	—	1,042	9,555	—	—	9,555
Service charge income	895	—	—	895	4,254	—	—	4,254
Net property expenses	(1,567)	—	—	(1,567)	(6,330)	—	—	(6,330)
Net rental income	370	—	—	370	7,479	—	—	7,479

Net result on acquisitions and disposals	—	—	—	—	—	(75)	—	(75)
Cost connected with developments and land	—	—	—	—	—	(1,213)	—	(1,213)
Revaluation of investment properties	(3,050)	—	—	(3,050)	1	16,403	—	16,404
Other depreciation and amortisation	—	—	—	—	(106)	(900)	(14)	(1,020)
Net administrative expenses	(136)	—	—	(136)	(840)	(304)	—	(1,144)
Net operating profit/(loss)	(2,816)	—	—	(2,816)	6,534	13,911	(14)	20,431

Interest income	—	—	—	—	19	—	—	19
Interest expense	—	—	—	—	(574)	(813)	—	(1,387)
Other financial income and expenses	(11)	—	—	(11)	914	1,246	—	2,160
Profit/(loss) before taxation	(2,827)	—	—	(2,827)	6,893	14,344	(14)	21,223

Taxation charge for the year	—	—	—	—	(1,043)	(1,517)	—	(2,560)
Profit/(loss) after taxation for the year	(2,827)	—	—	(2,827)	5,850	12,827	(14)	18,663

Investment properties	15,950	—	—	15,950	—	239,880	—	239,880
Additions to investment properties	—	—	—	—	—	7,971	—	7,971
Segment assets	16,570	—	—	16,570	127,639	282,570	182	410,391
Segment liabilities	4,100	—	—	4,100	27,521	56,318	—	83,839

Annual Financial Report 2011    79

Notes to the Financial Statements

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Bulgaria, Ukraine, Georgia				Reconciling
For the year ended 31 December 2010	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000	Standing investment segment €’000	Develop- ment segment €’000	Recon- ciling item €’000	Total € ’000
Gross rental income	—	—	—	—	—	—	—	—
Service charge income	—	—	—	—	—	—	—	—
Net property expenses	—	—	—	—	—	—	—	—
Net rental income	—	—	—	—	—	—	—	—

Net result on acquisitions and disposals	—	—	—	—	(168)	—	—	(168)
Cost connected with developments and land	—	(220)	—	(220)	—	(753)	—	(753)
Revaluation of investment properties	—	(3,322)	—	(3,322)	(30)	(296)	—	(326)
Other depreciation and amortisation	—	—	—	—	(1)	—	(387)	(388)
Net administrative expenses	—	(62)	—	(62)	—	—	(22,014)	(22,014)
Net operating loss	—	(3,604)	—	(3,604)	(199)	(1,049)	(22,401)	(23,649)

Interest income	—	—	—	—	2	—	6,251	6,253
Interest expense	—	(115)	—	(115)	(3)	—	(6,022)	(6,025)
Other financial income	—	1,114	—	1,114	—	1	8,840	8,841
Loss before taxation	—	(2,605)	—	(2,605)	(200)	(1,048)	(13,332)	(14,580)

Taxation credit for the year	—	190	—	190	—	—	24	24
Loss after taxation for the year	—	(2,415)	—	(2,415)	(200)	(1,048)	(13,308)	(14,556)

Investment properties	—	49,706	—	49,706	—	—	—	—
Additions to investment properties	—	1,705	—	1,705	—	2	—	2
Segment assets	—	51,670	—	51,670	—	1	389,390	389,391
Segment liabilities	—	16,312	—	16,312	—	—	80,783	80,783

80

Notes to the Financial Statements

2.36 Investment in Group undertakings

During 2011, Atrium purchased:

•	49.9% of the shares in the company Multi Veste 2 Sp. z o.o. and now owns 100% of this entity; Multi Veste 2 Sp. z o.o. was subsequently renamed Atrium Koszalin Sp. z o.o.;

•	20% of SOFIA PARK AD and now owns 100% of this entity;

•	20% of BALCOVA GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S and now owns 100% of this entity.

Atrium also acquired 3 companies:

•	FLÓRA-SEN s.r.o. in the Czech Republic;

•	Allegra Investments Sp. z o.o in Poland;

•	Hedan S.A.in Luxemburg;

Furthermore, Atrium established five companies in Poland, Atrium Poland 1 Sp. z.o.o., Atrium Poland 2 Sp. z.o.o., Atrium Poland 3 Sp. z.o.o., Wiosenny Atrium Poland Real Estate Management Sp. z o.o. S. K.A., Zielony Atrium Poland Real Estate Management Sp. z o.o. S. K.A. and one in the Czech Republic Atrium Flóra a.s.

2.37 Subsidiaries liquidated or dissolved

In 2011, the Group sold four wholly owned subsidiaries MEL 2 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S., MEL 3 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S., MEL 4 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S. and TRABZON TICARET MERKEZI A.S.; it also liquidated four wholly owned subsidiaries DALMAZZIO INVESTMENTS LIMITED, INOPOS-LE GRAND HOLDINGS LIMITED, TRESSERUS INVESTMENTS LIMITED and Osaühing Manhattan Properties.

2.38 Categories of financial instruments

The Group distinguishes the following categories of financial instruments as required by IFRS 7:

	September 30,	September 30,	September 30,	September 30,
2011	Carrying amount €’000	Loans and receivables €’000	Financial liabilities at amortised cost €’000	Financial liabilities at fair value €’000
Financial assets
Long term financial instruments	41,240	41,240	—	—
Receivables from tenants	14,267	14,267	—	—
Other receivables	3,062	3,062	—	—
Short term financial instruments	101	101	—	—
Cash and cash equivalents	234,924	234,924	—	—
Total financial assets	293,594	293,594	—	—

Financial liabilities
Long term borrowings	542,662	—	542,662	—
Derivatives	9,060			9,060
Long term liabilities from leases	44,483	—	44,483	—
Other long term liabilities	17,457	—	17,457
Trade and other payables	23,533	—	23,533	—
Payables related to acquisitions	485	—	485	—
Accrued expenditure	22,959	—	22,959	—
Short term borrowings	25,330	—	25,330	—
Total financial liabilities	685,969	—	676,908	9,060

Annual Financial Report 2011    81

Notes to the Financial Statements

	September 30,	September 30,	September 30,
2010	Carrying amount €’000	Loans and receivables €’000	Financial liabilities at amortised cost €’000
Financial assets
Long term financial instruments	52,019	52,019	—
Receivables from tenants	10,247	10,247	—
Other receivables	6,180	6,180	—
Short term financial instruments	7,059	7,059	—
Cash and cash equivalents	373,524	373,524	—
Total financial assets	449,029	449,029	—

Financial liabilities
Long term borrowings	364,129	—	364,129
Long term liabilities from leases	20,591	—	20,591
Other long term liabilities	12,913	—	12,913
Trade and other payables	36,292	—	36,292
Payables related to acquisitions	82	—	82
Accrued expenditure	22,546	—	22,546
Short term borrowings	61,106	—	61,106
Total financial liabilities	517,659	—	517,659

The fair values of non current bonds and non current loans presented under long term financial liabilities are disclosed in note 2.18. The remaining financial liabilities are stated at amortised cost which is deemed not to be significantly different from fair value. The fair values of the financial assets are deemed to equal their book values. The Group has pledged some cash as collateral, for more information see note 2.14.

2.39 Risk management

The objective of the Group is to manage, invest and develop commercial real estate in Central and Eastern Europe, South Eastern Europe and Russia in order to increase their intrinsic value. In the initial phase of growth a Group company (a subsidiary) mainly relies on equity, and to a smaller extent debt, as a source of financing. The Group has always applied a conservative funding strategy.

Group management constantly assesses and reports the risk exposures of the Group to the Board of Directors. Together with the monthly management reporting, Board meetings are held at least quarterly.

The capital structure of the Group is described in note 2.16.

Development risk

Since 2004, the Group has been active in property development and is therefore exposed to certain development risks.

Development risk relates to the construction of investment properties. The main risks arising on development are commercial, procedural, financial and technical risks. Examples of commercial risks are letting risks and risks connected with foreign exchange rate fluctuations. To mitigate commercial and financial risks, before any project is started a detailed analysis of the market conditions is performed and the situation is monitored during the whole construction process. Technical risks include for example design risk, construction risk and environmental risks. Procedural and technical risks are mitigated also by a primary detailed analysis. Further, the Group uses external professionals to deal with procedural actions, project design, construction and other associated matters. Although management has implemented controls to mitigate development risk, the turbulence on the global real estate markets has required management to redesign and reconsider many of the projects once again.

Developments which are found to be incompatible with the Group’s development objectives are carefully reviewed by the Group’s development and design teams in order to find the best configurations for continued development in the existing market conditions. This may include re-designing the property to allow for a better utilisation of building rights, space and gross lettable area, the thorough analysis and improvement of development budgets, re-scheduling construction and re-negotiating enabling agreements where appropriate.

Credit risk

Credit risk is defined as unforeseen losses on financial assets if counterparties should default.

The credit worthiness of tenants is closely monitored by a regular review of accounts receivable. Rents from tenants are generally payable in advance.

Atrium attempts to minimise concentration of credit risk by spreading the exposure over a large number of counterparties.

82

Notes to the Financial Statements

The credit risk exposure is comprised of normal course of business transactions with third parties and associates.

Furthermore, the Group holds collateral from tenants which would reduce the financial impact on the Group in the event of default. The collateral are represented by deposits from tenants and cover rents of one to three months. In 2011, the Group had secured long term deposits from tenants amounting to € 16.9 million (2010: € 12.2 million) and short term deposits amounting to € 5.6 million (2010: € 3.9 million).

The table in note 2.10 provides an ageing analysis of receivables from tenants and gives an overview of the allowances made for doubtful balances.

The credit exposure of the Group arising from the financial assets, as disclosed in note 2.38, represents the maximum credit exposure from financial assets.

Refer also to the note 2.40 for further discussion on loans to associates.

To spread the risk connected to the potential insolvency of financial institutions, the Group deposits cash balances at various international banking institutions. Before a deposit is made management reviews the credit ratings of the relevant banking institutions and only banks with credit rating of an investment grade or better are selected.

Liquidity risk

Liquidity within the Group is managed by appropriate liquidity planning and through an adequate financing structure.

The Group’s liquidity requirements arise primarily from the need to fund its development projects, property acquisitions and other capital expenditures, debt servicing costs, property management services and operating expenses. To date, these have been funded through a combination of equity funding, bonds and bank borrowings, and, to a lesser extent, from cash flow from operations (including rental income and service charges).

The liquid funds, comprising cash and cash equivalents note 2.14, amounted to € 234.9 million as at 31 December 2011 (2010: € 373.5 million). The total net liquid funds calculated as cash and cash equivalents plus financial instruments (short term) less short term borrowings, amounts to € 209.7 million (2010: € 319.5 million).

The table below analyses the Group’s financial liabilities, including interest payments, based on maturity. The amounts disclosed in the table are the contractual undiscounted cash flows.

	September 30,		September 30,	September 30,	September 30,	September 30,	September 30,
2011	Carrying amount €’000		Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
Borrowings	572,667	*	697,363	50,780	150,270	239,589	256,724
Derivatives	9,060		7,809	3,127	3,007	2,921	(1,246)
Other liabilities**	104,242		306,894	44,134	8,341	22,285	232,134
Total	685,969		1,012,066	98,041	161,618	264,795	487,612

*	Borrowings include accrued interest.

**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions and accrued expenditure.

	September 30,		September 30,	September 30,	September 30,	September 30,	September 30,
2010
Borrowings	431,727	*	512,478	82,148	32,248	262,204	135,878
Other liabilities**	128,152		224,086	117,141	2,218	12,891	91,836
Total	559,879		736,564	199,289	34,466	275,095	227,714

*	Borrowings include accrued interest.

**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions, liabilities held for sale and accrued expenditure.

Market risk

Market risk embodies the potential for both losses and gains and includes price risk, currency risk and interest rate risk.

The Group’s strategy for managing market risk is driven by the Group’s investment objective which is managing and administrating the existing property portfolio and identifying potentially attractive new investments in the market, conducting due diligence for acquisitions and managing all the stages of the acquisition process. The Group’s market risk is managed on a daily basis by the Group’s leasing managers in accordance with the policies and procedures in place.

The Group’s overall market positions are monitored on a monthly basis by management.

Key factors such as market yields, gross and net rental income are used in the fair value measurement of investment properties. Sensitivity of the fair value to these factors can be tested by altering the key factors as outlined in the table below.

Annual Financial Report 2011    83

Notes to the Financial Statements

	September 30,	September 30,
	Impact on standing investments fair value
Sensitivity analysis	2011 € ’000	2010 € ’000
Increase of 0.25% to discount rate	2,017,198	1,463,626
Decrease of 0.25% to discount rate	2,140,980	1,545,187
Increase of 5% in stabilised (forecasted) net rental income	2,181,109	1,578,466
Decrease of 5% in stabilised (forecasted) net rental income	1,973,384	1,428,136
Fair Value	2,077,246	1,503,301

	Impact on developments and land fair value
Sensitivity analysis	2011 € ’000	2010 € ’000
Increase of 0.25% to discount rate	507,491	562,625
Decrease of 0.25% to discount rate	672,186	710,255
Increase of 5% in total development cost	492,621	529,715
Decrease of 5% in total development cost	682,081	739,521
Increase of 5% in forecasted net rental income	723,506	784,049
Decrease of 5% in forecasted net rental income	451,196	485,186
Fair Value	587,351	634,616

Price risk

The Group is not materially exposed to price risk resulting from financial instruments as it does not own financial instruments whose value would fluctuate as a result of changes in market prices (other than those arising from interest rate risk or currency risk).

However, the Group owns investment properties valued at fair value. These fair values are influenced by the recent turbulence in the global markets as well as the limited amount of publicly up to date available data and research relating to the real estate markets in the countries in which the Group operates. The Group is therefore exposed to the price risk resulting from movements in the Group’s asset values that could change significantly during subsequent periods. At present, management is not able to assess with accuracy the extent of such changes.

Currency risk

The Group is exposed to currency risk on cash balances that are denominated in foreign currencies. Currency risks arising from investment properties and from financial instruments denominated in the functional currency do not represent a currency risk as defined by IFRS 7.

To eliminate the risk of transactions in foreign currencies, the Group attempts to match its income with its expense in the same currency, reducing currency risk.

The Group is mainly financed in EUR. The Group currently has 77% of GRI denominated in EUR (2010: 77%), 5% in USD (2010: 5%) and 18% in local currencies (2010: 18%). GRI denominated in USD is generated mainly from Russia.

Fluctuations in foreign exchange rates also have an impact on the fair value of investment properties mainly in the entities where the functional currency differs from the presentation currency.

The following tables set out the Group’s total exposure to foreign currency risk and net exposure to foreign currencies of the financial assets and liabilities:

	September 30,	September 30,	September 30,
2011	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	7,132	(42,680)	(35,548)
HUF	3,044	(2,402)	642
PLN	45,115	(41,000)	4,115
DKK	38	—	38
RON	927	(633)	294
RUB	12,328	(19,027)	(6,699)
TRY	2	(2,513)	(2,511)
LVL	274	(327)	(53)
BGN	0	(24)	(24)
UAH	4	(8)	(4)
USD	241	(9,425)	(9,184)

	September 30,	September 30,	September 30,
2010	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	5,175	(43,709)	(38,534)
HUF	5,908	(3,446)	2,462
PLN	63,863	(28,991)	34,872
DKK	310	—	310
RON	1,682	(1,447)	235
RUB	9,421	(14,478)	(5,057)
TRY	4,485	(4,501)	(16)
LVL	144	(254)	(110)
BGN	173	(2,619)	(2,446)
UAH	15	(251)	(236)
GEL	2	—	2
GBP	4	—	4
USD	27,030	(11,135)	15,895

Sensitivity Analysis

The table below indicates how a 10 percentage point strengthening of the Euro against the currencies below stated at 31 December 2011 and 31 December 2010 would have increased/(decreased) the profit in the income statement. This analysis assumes that all other variables remain constant. Recording and measurement of foreign currency results follows the principles outlined in standard IAS 21.

84

Notes to the Financial Statements

The table below does not take into account potential gains and losses on investment properties measured at fair value which are sensitive to foreign exchange fluctuations (e.g. rents in Russia denominated in USD) nor does it take into account the impact on any other non financial assets or liabilities.

	September 30,	September 30,
	2011 Gain/(Loss) €’000	2010 Gain/(Loss) €’000
CZK	(3,555)	(3,853)
HUF	64	246
PLN	412	3,487
DKK	4	31
RON	29	24
RUB	(670)	(506)
TRY	(251)	(2)
LVL	(5)	(11)
BGN	(2)	(245)
UAH	(1)	(24)
USD	(918)	1,589

Interest rate risk

The majority of financial instruments bear interest on a fixed interest basis. The interest rate risks associated with the Group’s financial instruments bearing variable interest rates are hedged by making use of financial derivatives (interest rate swaps). As all financial instruments other than the derivatives, were measured at amortised cost in 2011, there were no value movements due to interest rate risk fluctuations in 2011. The interest rate risk was, therefore, reduced to the impact on the income statement of the interest paid on and received from financial instruments bearing variable interest rates. The carrying amounts of these instruments are stated in the table below:

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Variable rate instruments
Financial assets	—	7,059
Financial liabilities	(231,532)	(252,935)
Total	(231,532)	(245,876)

The Group’s management analyses interest rate exposure arising from long term borrowings on a regular basis. As at 31 December 2011, 59% (2010: 41%) of the Group’s borrowings were at a fixed interest rate. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing through bonds.

Numerous general economic factors cause interest rates to fluctuate; in addition, interest rates are highly sensitive to a government’s monetary policy, domestic and international economic and political conditions, the situation in the financial markets and inflation rates. Interest rates on real estate loans are also affected by other factors specific to real estate finance and equity markets, such as changes in real estate values and overall liquidity in the real estate debt and equity markets.

Increases in interest rates could adversely affect the Group’s ability to finance or refinance additional borrowings, as the availability of financing and refinancing proceeds may be reduced to the extent that income from properties fails to increase sufficiently to maintain debt service coverage.

Sensitivity Analysis

The Group seeks to safeguard its results and cash flow against interest rate fluctuations by using financial derivatives (interest rate swaps) to hedge financial instruments bearing variable interest rates.

As at 31 December 2011 and 31 December 2010, it was estimated that a general increase of one percentage point (100 basis points) in interest rates would increase the Group’s interest expense arising from variable interest rate instruments and subsequently decrease the profit for the year by approximately € 2.3 million (2010: € 2.5 million). The same would be true for a one percentage point (100 basis points) decrease, which would increase the profit for the year by approximately the same amount.

2.40 Transactions with related parties

To the best of management’s knowledge, during the year ended 31 December 2011 and 31 December 2010, no single shareholder of Atrium held more than 5% of the listed ordinary shares, except for:

•	Gazit-Globe Ltd (“Gazit-Globe”) which held 117,862,332 shares (2010: 111,829,615 shares) in Atrium, representing approximately 31.6% (2010: 30.0%) of Atrium’s total shares as at 31 December 2011; and

•	Apollo Global Real Estate (“Apollo”) which held 72,486,084 shares in Atrium, representing approximately 19.5% (2010: 19.5%) of Atrium’s total shares as at 31 December 2011 and as at 31 December 2010.

Gazit-Globe and Apollo jointly held approximately 51.0% (2010: 49.5%) of Atrium’s shares in issue as at 31 December 2011.

Transactions between Atrium and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Except as described in the following paragraphs, the directors have not entered into any transactions with Atrium and its subsidiaries, do not own shares in Atrium and have not invested in any debt issued by the Group.

a.	Chaim Katzman, Director and Chairman of the Board of Directors of Atrium together with a family member held 240,000 shares (2010: 190,000 shares) in Atrium as at 31 December 2011. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe held indirectly 32,645,097 of Atrium’s shares (2010: 35,893,464 shares), as at 31 December 2011. Together, these direct and indirect holdings represented approximately 8.8% of Atrium’s total shares as at 31 December 2011. Chaim Katzman is also the Chairman of the Board of Directors of Gazit-Globe.

Annual Financial Report 2011    85

Notes to the Financial Statements

b.	Aharon Soffer, Director, through his holding of Gazit-Globe shares, held indirectly 4,521 Atrium shares, as at 31 December 2011. This indirect holding represents approximately 0.001% of the Company’s total shares, as at 31 December 2011. Aharon Soffer is also the President of Gazit-Globe.

c.	Dipak Rastogi, Director, held through his family trust an indirect investment of 435,755 shares (2010: 426,729 shares) in Atrium as at 31 December 2011.

d.	Joseph Azrack, Director, held an indirect beneficial ownership of 10,661 shares in Atrium as at 31 December 2011. In addition, Joseph Azrack is the Managing Partner of Apollo. Apollo and its affiliates advise and manage a syndicate of investors who in aggregate own 72,486,085 Atrium shares, including the 10,661 shares indirectly beneficially owned by Mr. Azrack.

e.	Thomas Wernink, Director, held 5,000 shares in Atrium as at 31 December 2011.

f.	Peter Linneman, Director, received 24,260 shares in the Atrium in lieu of annual directors’ fees in 2011 what represents his total holding in Atrium as at 31 December 2011.

g.	Neil Hasson, former Director, held through his holding of Apollo shares, an indirect investment of 22,237 ordinary shares in Atrium as at the date of his resignation on 16 August 2011. In 2011, Neil Hasson also received a consultancy fee of € 0.6 million in connection with strategic consulting and litigation support provided to the Group .

Based on a consultancy agreement with the Group, Chaim Katzman, Chairman of the Board was entitled to consultancy fees of € 0.5 million (2010: € 0.4 million) plus security expenses of € 7,000 (2010: € 7,000) and expenses as permitted under his agreement.

Atrium has paid flight and travel expenses of € 0.8 million (2010: € 1.5 million) to MGN Icarus Inc. a subsidiary of Gazit-Globe. Such travel expenses were at arm’s length and were incurred by the Chairman of the Board and the management for property tours and other business activities.

The remuneration of the non-executive directors arising from the directors’ contracts charged to Atrium amounted to € 0.4 million for the year 2011 (2010: € 0.4 million).

During the year ended 31 December 2011, the total compensation paid to executive management personnel amounted to € 4.0 million (2010: € 3.6 million) and share based payment expenses amounted to € 1.0 million (2010: € 1.1 million).

Transactions with associates are represented by loans provided in 2006 with a book value of € 35.4 million (2010: € 37.7 million) as at 31 December 2011. The loans are granted to Euro Mall Polska XVI SP zoo, Euro Mall Polska XIX SP zoo and Euro Mall Polska XX SP zoo, entities in which the Group held a 24% stake at 31 December 2011. These loans have a fixed interest rate of 6.7% per year and they are secured.

The Group used the legal services of € 0.6 million (2010: € 0.5 million) provided by Atlas Legal Consultancy Services B.V., a consultancy company controlled by Marc Lavine, a related party to Rachel Lavine. Amounts were billed based on arm’s length rates for such services.

Atrium did not conclude any contracts with Aztec Financial Services (Jersey) Limited except for a services contract of € 0.2 million (2010: € 0.2 million), connected with the provision of administration, company secretarial and registrar services for Atrium. Aztec Financial Services (Jersey) Limited is part of Aztec Group where Simon Radford is a director and shareholder.

2.41 Contingencies

The circumstances of the acquisition of 88,815,500 Austrian Depositary Receipts (“ADCs”) representing shares of Atrium announced in August 2007 (the “ADC Purchases”), security issuances and associated events have been subject to regulatory investigations and other proceedings that continue in Austria.

On 7 February 2012, the Jersey Financial Services Commission reconfirmed its conclusions, following an investigation commenced in July 2008, that the ADC Purchases involved no breach of the relevant articles of the Jersey Companies (Jersey) Law and that its investigation has concluded without any finding of wrong-doing.

Atrium is involved in certain claims submitted by ADC holders alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 31 December 2011 the value of the claims and proceedings to which Atrium is a party in this regard was less than € 7.65 million for which no provision has been made. Atrium rejects the claims. Up to the date of authorisation of this Annual Financial Report, the aggregate amount of such claims is not expected to have increased to an extent that is material to the financial statements.

There are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in Atrium, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. Atrium’s management believes a finding of liability on its part would be inappropriate. Accordingly, Atrium intends to actively defend the proceedings.

86

Notes to the Financial Statements

Pursuant to a settlement agreement dated 17 June 2011 between Atrium, Meinl Bank AG (“Meinl Bank”), Mr. Julius Meinl and the other parties to a number of pending legal proceedings, all disputes between Atrium, Meinl Bank and the other parties pursuant to these proceedings have been resolved. Atrium has been provided with a broad release of any and all claims by Meinl Bank and Mr. Julius Meinl and their affiliates under this settlement. An independent committee of the Atrium Board comprising directors with no personal involvement in a derivative action in the Royal Court of Jersey that comprised one of these proceedings separately investigated the matters alleged in the derivative action. This committee, which established its own procedures and took independent legal advice, determined that there was no basis for the claims made against directors of Atrium in the derivative action and no benefit to Atrium in pursuing the action.

The continuing uncertainty in the global markets, especially the euro zone and real estate markets, as well as the limited amount of publicly available up-to-date data and research relating to the real estate markets in the countries in which the Group invests could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not at present able to assess with accuracy the extent of any such changes.

2.42 Subsequent events

In January 2012, Gazit-Globe raised its stake in the Group to 33.28% of the shares, or 32.85% on a fully diluted basis (as at 31 December 2011 reported stake 31.7%) .

In January 2012, the Group acquired 23% of MD TIME HOLDING LIMITIED and now owns 100% of the entity. A consideration of € 8.89 million was paid in respect of these shares.

Annual Financial Report 2011    87

Atrium’s Unconsolidated Financial Report

88

Atrium’s Unconsolidated Financial Report

Atrium’s Unconsolidated Financial Report

Annual Financial Report 2011    89

Atrium’s Unconsolidated Financial Report

3. Atrium’s Unconsolidated Financial Report

3.1 Basis for Atrium’s unconsolidated financial report

Atrium European Real Estate Limited (“Atrium”), has prepared its unconsolidated statement of financial position, income statement and related notes together with additional information.

Significant accounting policies of Atrium are the same as those of the Group as described in note 2.3 except for those mentioned below.

The financial assets of Atrium are classified into the following categories:

•	Loans and receivables; and

•	Available for sale financial assets

Financial investments represent Atrium’s investment in subsidiaries and are, therefore eliminated in the consolidated financial statements. These financial investments are classified as available for sale financial assets stated at cost less impairment, as they are not quoted in an active market. They are recognised and derecognised on the date of the transaction with any resulting gain or loss recognised in the income statement.

All financial assets presented by Atrium are tested for impairment. The testing is performed annually or whenever there is an indication that an asset may be impaired.

The recoverable amounts of financial investments and amounts due from subsidiary undertakings were assessed on the basis of the net assets of subsidiaries included in the consolidated financial statements of the Group.

90

Atrium’s Unconsolidated Financial Report

Statement of Financial Position of Atrium European Real Estate Limited as at 31 December 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
		2011		2010
	Note	€’000	€’000	€’000	€’000
Assets
Non current assets
Financial investments	3.2	365,603		393,674
Other assets		811		3,868
Financial instruments	3.3	2,252,238		1,835,988
			2,618,652		2,233,530
Current assets
Assets held for sale	3.4	—		22,895
Other receivables		670		914
Financial instruments	3.3	—		11,552
Cash and cash equivalents	3.5	199,250		325,568
			199,920		360,929

Total assets			2,818,572		2,594,459

Equity and liabilities
Equity
Stated capital		2,899,118		2,950,951
Other reserves		3,571		1,828
Income account		(335,066)		(665,029)

Total Equity			2,567,623		2,287,750

Liabilities
Non current liabilities
Long term borrowings	3.6	242,826		294,833
			242,826		294,833

Current liabilities
Other payables and provisions	3.7	1,977		3,717
Accrued expenditure	3.8	6,146		8,159
			8,123		11,876

Total liabilities			250,949		306,709

Total equity and liabilities			2,818,572		2,594,459

Income Statement of Atrium European Real Estate Limited for the year ended 31 December 2011

	September 30,	September 30,	September 30,	September 30,	September 30,
		2011		2010
	Note	€’000	€’000	€’000	€’000
Net administrative expenses	3.9	(22,188)		(14,723)
Cost of disposal of financial investments	3.4	(22,895)		—
Reversal of impairment of assets	3.10	191,290		91,242

Net operating profit/(loss)			146,207		76,519

Interest income	3.11	203,407		175,431
Interest expense	3.11	(14,040)		(21,102)
Other financial income/(expenses)	3.12	(5,611)		69,383

Total net financial income			183,756		223,712

Profit before and after taxation			329,963		300,231

Annual Financial Report 2011    91

Atrium’s Unconsolidated Financial Report

3.2 Financial investments

	Place of		Ownership		Carrying amount
Name of subsidiary	incorporation and operation	Principal activity	2011%	2010%	2011 € ’000	2010 € ’000
BROADVALE HOLDING LIMITED	Cyprus	Holding company	100%	100%	3	3
MALL GALLERY I LIMITED	Cyprus	Holding company	63%	63%	46,515	46,515
MALL GALLERY II LIMITED	Cyprus	Holding company	100%	100%	30,228	30,228
MD CE HOLDING LIMITED	Cyprus	Holding company	100%	100%	1	1
MD RUSSIA HOLDING LIMITED	Cyprus	Holding company	100%	100%	1	1
MD TIME HOLDING LIMITED	Cyprus	Holding company	77%	77%	47,657	47,657
Manhattan Real Estate Management, s.r.o.	Czech Republic	Management company	100%	100%	1,756	1,756
Manhattan Real Estate Management Kft.	Hungary	Management company	100%	100%	530	530
Atrium European Real Estate Nominees Ltd.	Jersey	Management company	100%	100%	—	—
Atrium Treasury Services Ltd.	Jersey	Management company	100%	100%	304,000	304,000
SIA Manhattan Real Estate Management	Latvia	Management company	100%	100%	3	3
Atrium European Cooperatief U.A.	Netherlands	Management company	100%	100%	5,324	3,523
MANHATTAN REAL ESTATE MANAGEMENT Sp. z o.o.	Poland	Management company	100%	100%	4,423	4,423
Manhattan Real Estate Management SRL	Romania	Management company	100%	100%	5	5
OOO Manhattan Real Estate Management	Russia	Management company	100%	100%	—	—
Manhattan Real Estate Management SK s.r.o.	Slovakia	Management company	100%	100%	988	988
BALCOVA GAYRIMENKUL A.S.	Turkey	Property investment	80%	80%	23	23
MULTI TURKMALL ALTI EMLAK A.S.	Turkey	Property investment	100%	100%	7	7

Total gross value					441,464	439,663

Impairment loss					(75,861)	(45,989)

Total net value					365,603	393,674

92

Atrium’s Unconsolidated Financial Report

3.3 Financial instruments

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Bonds	—	1,492
Loans to third parties	15,786	15,390
Impairment of amounts due from third parties	(5,786)	(5,330)
Amounts due from subsidiary undertakings	2,901,035	2,716,557
Impairment of amounts due from subsidiary undertakings	(658,797)	(880,569)
Total	2,252,238	1,847,540
Amount due within 12 months
(included under current assets)	—	11,552
Amount due after more than
12 months	2,252,238	1,835,988

3.4 Assets held for sale

The amount of € 22.9 million in 2010 relates to the entity owning the Forum Trabzon shopping centre in Turkey. The entity was sold in August 2011 as a part of the agreement terminating Atrium’s co-operation with Multi.

3.5 Cash and cash equivalents

Within the total cash amount of € 199.3 million (2010: € 325.6 million) Atrium holds cash of € 9.8 million (2010: € 22.1 million) as backing for guarantees issued by PricewaterhouseCoopers, who act as a trustee in relation to Atrium’s 2003 and 2005 bonds, and € 1.3 million (2010: € 3.3 million) as other guarantees and restricted cash.

3.6 Borrowings

All borrowings are due after more than 12 months and consist of bonds issued in the amount of € 242.8 million (2010: € 294.8 million). Further information about bonds is disclosed in note 3.11.

3.7 Other payables and provisions

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Payables for consultancy and audit services	859	513
Payables related to acquisitions	27	27
Payables related to developments	—	2,000
Provisions	100	100
Other payables	991	1,077
Total	1,977	3,717

3.8 Accrued expenditure

	2011 €’000	2010 €’000
Accrued interest	4,642	6,075
Accrued management and directors’ fees	388	334
Accrued consultancy and audit fees	1,116	1,750
Total	6,146	8,159

3.9 Net administrative expenses

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Consultancy and other advisory fees	(1,640)	(1,042)
Directors’ fees	(515)	(317)
Legal fees	(16,614)	(11,210)
Audit fees	(1,038)	(841)
Other expenses	(2,381)	(1,313)
Total	(22,188)	(14,723)

3.10 Impairment / Reversal of impairment of assets

The net reversal of the impairment of assets for the year 2011 amounted to € 191.3 million (2010: € 91.2 million) and comprised mainly of the impairment loss on financial investments of € 29.7 million (2010: reversal of an impairment € 70.1 million), and the reversal of an impairment loss on amounts due from subsidiaries undertakings of € 221.8 million (impairment losses in 2010: € 8.5 million). The decrease in the impairment amount is mainly due to increase in fair value of the subsidiaries in 2011 and the disposal of certain non profit generating units.

3.11 Interest income and interest expense

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Interest income
From loans to subsidiaries	200,064	172,173
From deposits, loans to third parties and other	3,343	3,258
	203,407	175,431
Interest expense
Related to issued bonds*	(12,389)	(19,595)
Amortisation of premiums and discounts	(1,651)	(1,507)
	(14,040)	(21,102)

*	Atrium’s major interest expense in 2011 and 2010 is the interest payable on the following bonds:

1)	EUR bonds issued in 2003 and due in 2013, interest rate of 6% for tranche A and SWAP 10Y EURO (30/360) for tranche B payable on an annual basis in July of every year, but minimum 5.5% p.a.

2)	EUR bonds issued in 2005 and due in 2015, interest rate of 4.35% payable on an annual basis in August of every year

3)	EUR bonds issued in 2005 and due in 2017, interest rate of SWAP 10Y EURO (30/360) payable on an annual basis in August of every year, but minimum 4.0% p.a.

4)	CZK bonds issued in 2005 and due in 2015, interest rate of 6M Pribor + 120 basis points payable twice a year in February and in August of every year

5)	EUR bonds issued in 2006 and due in 2013, interest rate of 6.375% payable on an annual basis in August of every year. Increase of coupon depends on Atrium’s current credit rating, the last increase of the coupon of 100 basis points commenced in August 2008. These bonds were fully repurchased in 2010.The details are provided in note 2.18

6)	EUR Subordinated Convertible Securities issued in 2008 and due in 2015, interest rate of 10.75% payable quarterly in February, May, August and November of every year. These bonds were fully repurchased in 2011. See also note 2.18.

Annual Financial Report 2011    93

Atrium’s Unconsolidated Financial Report

3.12 Other financial income/(expenses)

	September 30,	September 30,
	2011 € ’000	2010 € ’000
Profit from financial transactions	912	760
Foreign exchange differences	(6,523)	68,623
Total	(5,611)	69,383

3.13 Taxation

With effect from 1 January 2009, Jersey implemented a new tax regime which imposes a general corporate income tax rate of 0%, while applying a 10% rate to certain regulated financial services companies and a 20% rate to utilities and income from Jersey land (i.e. rents and development profits). Jersey registered companies are treated as resident for tax purposes and are subject to a 0% or 10% standard income tax rate. As Atrium is not a regulated financial services company, the effect of the new tax regime is limited to the change of status from exempt to liable to Jersey income tax at 0%.

3.14 Categories of financial instruments

Atrium distinguishes the following categories of financial instruments as required by IFRS 7:

	September 30,	September 30,	September 30,	September 30,
	Carrying amount €’000	Loans and receivables €’000	Available for sale financial assets €’000	Financial liabilities at amortised cost €’000
2011
Financial assets
Financial investments	365,603	—	365,603	—
Long term financial instruments	2,252,238	2,252,238	—	—
Other receivables	670	670	—	—
Short term financial instruments	—	—	—	—
Cash and cash equivalents	199,250	199,250	—	—
Total financial assets	2,817,761	2,452,158	365,603	—

Financial liabilities
Long term borrowings	242,826	—	—	242,826
Other payables	1,877	—	—	1,877
Accrued expenditure	6,146	—	—	6,146
Total financial liabilities	250,849	—	—	250,849

	Carrying amount €’000	Loans and receivables €’000	Available for sale financial assets €’000	Financial liabilities at amortised cost €’000
2010
Financial assets
Financial investments	393,674	—	393,674	—
Long term financial instruments	1,835,988	1,835,988	—	—
Other receivables	914	914	—	—
Short term financial instruments	11,552	11,552	—	—
Cash and cash equivalents	325,568	325,568	—	—
Total financial assets	2,567,696	2,174,022	393,674	—

Financial liabilities
Long term borrowings	294,833	—	—	294,833
Other payables	3,617	—	—	3,617
Accrued expenditure	8,159	—	—	8,159
Total financial liabilities	306,609	—	—	306,609

94

Atrium’s Unconsolidated Financial Report

The fair values of bonds presented under long term borrowings are stated in note 2.18. The fair values of financial assets and remaining financial liabilities approximate their book values. Financial liabilities are stated at amortised cost. Atrium has pledged some cash as collateral, for more information see note 3.5.

3.15 Risk management

The risk management processes of Atrium are the same as those of the Group, described in note 2.39, except as stated below.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

Atrium’s principal financial assets are cash and cash equivalents, other receivables, financial instruments and financial investments. The maximum exposure of Atrium to credit risk is the carrying amount of each class of financial assets; see also note 3.14.

Financial assets subject to credit risk are represented principally by financial investments and financial instruments which mainly comprise the amounts due from subsidiary undertakings within the Group. In 2011, the carrying value of investments decreased mainly due to impairment relating to subsidiary undertakings, as a result of a decrease in the fair value of those companies where the Group has its operations. The amounts due from subsidiary undertakings were impaired as disclosed in note 3.3. As intercompany transactions and balances are eliminated in the consolidated financial statements, they only represent a credit risk exposure on Atrium’s level. To mitigate the other credit risk arising from financial instruments – loans to third parties, historical data of counterparties from the business relationship are used, in particular data in relation to payment behaviour. Allowances for receivables are recorded in respect of the level of recognised risks, are individually tailored to each customer and are calculated on the basis of management knowledge of the business and the market. Atrium attempts to minimise concentration of credit risk by spreading the exposure over a large number of counterparties.

The credit risk exposure is comprised of normal course of business transactions with third parties, associates and its subsidiaries.

Liquidity risk

The liquid funds, comprising cash and cash equivalents (note 3.5), amount to € 199.3 million (2010: € 325.6 million).

The table below analyses Atrium’s financial liabilities including interest payments based on maturity. The amounts disclosed in the table are the contractual undiscounted cash flows.

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Carrying amount €’000	Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
2011
Borrowings	242,826	284,130	11,318	99,050	86,866	86,896
Other liabilities*	8,023	8,023	8,023	—	—	—
Total	250,849	292,153	19,341	99,050	86,866	86,896

2010
Borrowings	294,833	366,620	14,855	14,855	240,182	96,728
Other liabilities*	11,776	11,776	11,776	—	—	—
Total	306,609	378,396	26,631	14,855	240,182	96,728

*	Other liabilities comprise accrued expenditures and other payables but do not include provisions.

Currency risk

Atrium is mainly financed in Euros. Atrium’s main exposure to currency risk arises from financial instruments representing intercompany transactions within the Group. Atrium currently has 64% of financial instruments denominated in Euros (2010: 62%), 22% in USD (2010: 22%) and 14% in local currencies (2010: 16%).

Annual Financial Report 2011    95

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The following table sets out Atrium’s total exposure to foreign currency risk and the net exposure to foreign currencies of its financial assets and liabilities:

	September 30,	September 30,	September 30,
	Financial	Financial	Net
	assets	liabilities	exposure
2011	€’000	€’000	€’000
CZK	169,210	(30,891)	138,319
HUF	62,439	—	62,439
PLN	140,634	—	140,634
RUB	27,071	—	27,071
USD	620,785	—	620,785

	September 30,	September 30,	September 30,
	Financial	Financial	Net
	assets	liabilities	exposure
2010	€’000	€’000	€’000
CZK	110,753	(39,594)	71,159
HUF	52,682	—	52,682
PLN	127,066	—	127,066
RUB	7,043	—	7,043
USD	437,565	—	437,565

Sensitivity analysis

A 10 percentage point strengthening of the Euro against the following currencies at 31 December 2011 and 31 December 2010 would have changed profit in the income statement by the amounts shown below. This analysis assumes that all other variables remain constant.

	September 30,	September 30,
	2011 Loss €’000	2010 Loss €’000
CZK	(13,832)	(7,116)
HUF	(6,244)	(5,268)
PLN	(14,063)	(12,707)
RUB	(2,707)	(704)
USD	(62,078)	(43,757)

Interest rate risk

A large share of financial instruments i.e. 29% of financial liabilities (2010: 37%) and 66% of financial assets (2010: 73%) bore interest on a fixed interest basis in 2011. Therefore, interest rate risk is reduced to the income statement impact from interest paid and received on variable interest rate of financial instruments. The carrying amounts of these instruments are stated in the table below:

	September 30,	September 30,
Variable interest rate of	2011	2010
financial instruments	€’000	€’000
Financial assets	774,721	504,778
Financial liabilities	(176,927)	(194,188)
Total	597,794	310,590

Sensitivity Analysis

At 31 December 2011 and 31 December 2010, it was estimated that a general increase of one percentage point (100 basis points) in interest rates would increase Atrium’s interest income and subsequently increase Atrium’s profit by approximately € 6.0 million (2010: € 3.1 million). As Atrium does not use derivatives, the same would be true for a one percentage point (100 basis points) decrease, which would decrease the profit by approximately the same amounts. Equity would not be affected, as Atrium has only financial investments measured at cost less impairment.

3.16 Subsequent events and contingencies

Subsequent events and Atrium’s contingencies are the same as those of the Group and are discussed in notes 2.42 and 2.41.

96

Independent Auditor’s Report

4. Independent Auditor’s Report to the Members of Atrium European Real Estate Limited

We have audited the Group and Parent Company financial statements (the ‘Annual Financial Statements’) of Atrium European Real Estate Limited for the year ended 31 December 2011 which comprise the Consolidated and Parent Company Statements of Financial Positions, the Consolidated and Parent Company Income Statements, the Consolidated Statement of Comprehensive Income, the Consolidated Cash Flow Statement, the Consolidated Statement of Changes in Equity and the related notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards as adopted by the EU.

This report is made solely to the Parent Company’s members, as a body, in accordance with Article 113A of the Companies (Jersey) Law 1991. Our audit work has been undertaken so that we might state to the Parent Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Parent Company and the Parent Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Statement of Directors’ Responsibilities set out on page 40, the directors are responsible for the preparation of the Annual Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit, and express an opinion on, the Annual Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

Scope of the audit of the Annual Financial Statements

An audit involves obtaining evidence about the amounts and disclosures in the Annual Financial Statements sufficient to give reasonable assurance that the Annual Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and Parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the Annual Financial Statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Annual Financial Statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on Annual Financial Statements

In our opinion:

•

The Annual Financial Statements give a true and fair view of the state of the Group’s and Parent Company’s affairs as at 31 December 2011 and of the Group’s and the Parent Company’s profit for the year then ended;

•	the Group Annual Financial Statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the EU; and

•

the Parent Company Statement of Financial Position, Income Statement and related notes have been properly prepared in accordance with International Financial Reporting Standards as adopted by the EU as applied in accordance with the provisions of the Companies (Jersey) Law 1991; and

•	the Annual Financial Statements have been prepared in accordance with the requirements of the Companies (Jersey) Law 1991.

Matters on which we are required to report by exception

We have nothing to report in respect of the following matters where the Companies (Jersey) Law 1991 requires us to report to you if, in our opinion:

•	adequate accounting records have not been kept by the Parent Company; or

•	the Parent Company Financial Statements are not in agreement with the accounting records and returns; or

•	we have not received all the information and explanations we require for our audit.

Report on other legal and regulatory requirements: Group Management Report and comment on the declaration of the Parent Company’s management according to para 82 BorseG

Pursuant to statutory provisions, the Group Management Report is to be audited as to whether it is consistent with the Group Annual Financial Statements and as to whether the other disclosures are not misleading with respect to the Company’s position. The auditor’s report also has to contain a statement as to whether the Group Management Report is consistent with the Group Annual Financial Statements.

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Indepedent Auditor’s Report

In our opinion, the Group Management Report is consistent with the Group Annual Financial Statements.

The Group Management Report for the year ended 31 December 2011 includes the declaration of the Parent Company’s management according to para 82 (4) fig 3 BorseG.

Heather J. MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditors

5	St Andrew’s Place
Charing	Cross

St Helier

Jersey
JE4	8WQ

15 March 2012

Notes:

•	The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors; the work carried out by auditors does not involve consideration of these matters and accordingly, KPMG Channel Islands Limited accepts no responsibility for any changes that may have occurred to the financial statements or our audit report since 15 March 2012. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 15 March 2012 which in any way extends this date.

•	Legislation in Jersey governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the financial statements are complete and unaltered in any way.

98

Directors, Executives and Professional Advisors

5. Directors, Executives and Professional Advisors

	September 30,	September 30,
Registered office:
Directors:		11-15 Seaton Place
Chaim Katzman		St Helier
Rachel Lavine		Jersey
Aharon Soffer		JE4 0QH
Dipak Rastogi
Peter Linneman		Principal locations:
Thomas Wernink
Andrew Wignall		The Netherlands
Noam Ben-Ozer		Atrium European Management NV
Joseph Azrack		World Trade Center, C tower, Strawinskylaan 941
Simon Radford		1077XX
Amsterdam
Executive Management:
Rachel Lavine	CEO	Poland
David Doyle	CFO	Atrium Poland Real Estate Management Sp. z.o.o
Nils-Christian Hakert	COO	Al. Jerozolimskie 148, PL-02–326
Thomas Schoutens	CDO	Warsaw
Ewoud van Gellicum	GC
Czech Republic
Administrator and Registrar:		Manhattan Real Estate Management s.r.o.
Aztec Financial Services (Jersey) Limited		U Libenského pivovaru 63/2, CZ-180-00
11-15 Seaton Place		Prague
St Helier
Jersey		Russia
JE4 0QH		OOO Manhattan Real Estate Management
JAVAD Business Centre, The Triumph Palace
Independent Auditors:		Chapaevskiy pereulok, building 3, RU-125057
KPMG Channel Islands Limited		Moscow
Chartered Accountants
5 St. Andrew’s Place		Hungary
St Helier		Manhattan Real Estate Management Kft
Jersey		Bécsi út 154, HU- 1032
JE4 8WQ		Budapest

Media Relations Advisor:		Romania
FTI Consulting		Atrium Romania Real Estate Management SRL
Holborn Gate, 26 Southampton Buildings		Auchan Mall Office, Et.1, Office 2
London, WC2A 1 PB, UK		560A Iuliu Maniu Boulevard
Bucharest

How to contact us:
Website: www.aere.com
Analysts & Investors: ir@aere.com
Media: atrium@fticonsulting.com
General enquiries: atrium@aere.com

Cover photo:
Palác Flóra shopping centre in Prague, the Czech Republic

Annual Financial Report 2011    99